# TaskUs: Powering the AI Era



TaskUs™

# 2025 Annual Report

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-40482

# TaskUs, Inc.
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Delaware** | **83-1586636** |
| State or other jurisdiction of incorporation or organization | (I.R.S. Employer Identification No.) |
| **1650 Independence Drive, Suite 100** **New Braunfels, Texas** | **78132** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: **(888) 400-8275**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| **Class A Common Stock, par value $0.01 per share** | **TASK** | **The Nasdaq Stock Market LLC** |

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| Large accelerated filer | ☐ | Accelerated filer | ☑ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☑ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $289.6 million, based on the closing price reported on such date as reported by the Nasdaq Stock Market LLC.

As of February 25, 2026, the registrant had 35,528,558 shares of Class A common stock and 55,032,694 shares of Class B common stock outstanding.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to the 2026 Annual Meeting of Stockholders are incorporated herein by references in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2025.

## Table of Contents

| | | Page |
|---|---|---:|
| **Part I** | | |
| Item 1. | Business | 1 |
| Item 1A. | Risk Factors | 11 |
| Item 1B. | Unresolved Staff Comments | 42 |
| Item 1C. | Cybersecurity | 42 |
| Item 2. | Properties | 44 |
| Item 3. | Legal Proceedings | 44 |
| Item 4. | Mine Safety Disclosures | 44 |
| **Part II** | | |
| Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 45 |
| Item 6. | [Reserved] | 46 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 47 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | 59 |
| Item 8. | Financial Statements and Supplementary Data | 61 |
| Item 9. | Changes in and Disagreements With Accountants on Accounting and Financial Disclosure | 92 |
| Item 9A. | Controls and Procedures | 92 |
| Item 9B. | Other Information | 92 |
| Item 9C. | Disclosure Regarding Foreign Jurisdictions that Prevent Inspections | 93 |
| **Part III** | | |
| Item 10. | Directors, Executive Officers and Corporate Governance | 94 |
| Item 11. | Executive Compensation | 94 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 94 |
| Item 13. | Certain Relationships and Related Transactions, and Director Independence | 94 |
| Item 14. | Principal Accountant Fees and Services | 94 |
| **PART IV** | | |
| Item 15. | Exhibits and Financial Statement Schedules | 95 |
| Item 16. | Form 10-K Summary | 97 |
| Signatures | | 98 |

## Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K (this "Annual Report") contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements may also be contained in our other reports filed under Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which involve certain known and unknown risks and uncertainties. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates," "position us" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. We assume no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Our actual results may differ significantly from any results expressed or implied by any forward-looking statements. A summary of the principal risk factors that might cause our actual results to differ from our forward-looking statements is set forth below. The following is only a summary of the principal risks that may materially adversely affect our business, financial condition and results of operations. This summary should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth in the section entitled "Risk Factors" as such risk factors may be updated from time to time in our periodic filings with the Securities and Exchange Commission (the "SEC"), which are accessible on the SEC's website at www.sec.gov. Such risks and uncertainties include, but are not limited to, the following:

### Summary Risk Factors

An investment in shares of our Class A common stock involves substantial risks and uncertainties that may materially adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our Class A common stock include, among other things, the following:

- Our business is dependent on key clients, and the loss of a key client could have an adverse effect on our business, financial condition or results of operations.

- Our clients may terminate contracts before completion or choose not to renew contracts and a loss of business or non-payment from clients could materially affect our results of operations.

- We may fail to cost-effectively acquire and retain new clients, which would adversely affect our business, financial condition or results of operations.

- If we provide inadequate service or cause disruptions in our clients' businesses, or if we fail to comply with the quality standards required by our clients under our agreements, it could result in significant costs to us, the loss of our clients and damage to our corporate reputation.

- Our business prospects will suffer if we are unable to continue to anticipate our clients' needs by adapting to market and technology trends, investing in technology as it develops, and adapting our services and solutions to changes in technology and client expectations.

- Increased adoption and utilization of artificial intelligence ("AI"), including Generative AI and Agentic AI, by our clients or or us, or our failure to appropriately incorporate AI into our operations could adversely affect our business, reputation, or financial results.

- Unauthorized or improper disclosure of personal or other sensitive information, or security breaches and incidents, whether inadvertent or purposeful, including as the result of a cyber-attack, could result in liability and harm our reputation, each of which could adversely affect our business, financial condition, results of operations and prospects.

- Trust & Safety, including content moderation and monitoring services, is a large and growing portion of our business. The long term impacts on the mental health and well-being of our employees doing this work are unknown. This work may lead to stress disorders and may create liabilities for us. This work is also subject to significant press and regulatory scrutiny. As a result, we may be subject to negative publicity or liability, or face difficulties recruiting and retaining employees, any of which could have an adverse effect on our reputation, business, financial condition or results of operations.

- Our failure to detect and deter criminal or fraudulent activities or other misconduct by our employees, or third parties such as contractors and consultants that may have access to our data, could result in loss of trust from our clients and negative publicity, which would have an adverse effect on our business, financial condition or results of operations.

- Global economic and political conditions, especially in the social media and meal delivery and transport industries from which we generate significant revenue, could adversely affect our business, financial condition, results of operations or prospects.

- Our business is heavily dependent upon our international operations, particularly in the Philippines and India, and any disruption to those operations would adversely affect us.

- Our business is subject to a variety of state, federal and international laws, including those related to data privacy and security, and we or our clients may be subject to regulations related to the processing of certain types of personal and sensitive information. These laws impose strict requirements on the collection, storage and sharing of personal and sensitive data. Non-compliance by us or our clients could result in legal consequences, including fines, penalties and reputational damage. Additionally, breaches of regulatory requirements could result in litigation, increased scrutiny from regulatory bodies, and loss of customer trust, all of which may adversely affect our business, financial condition, operational results and long-term prospects.

- Fluctuations against the U.S. dollar in the local currencies in the countries in which we operate could have a material effect on our business, financial condition or results of operations.

- Our business depends on a strong brand and corporate reputation, and if we are not able to maintain and enhance our brand, our ability to maintain and expand our client base will be impaired and our business, financial condition and results of operations will be adversely affected.

- Pricing pressure may reduce our revenue or gross profits and adversely affect our business, financial condition or results of operations.

- Our business, financial condition and results of operations have been, and could in the future be, adversely affected by volatile, unfavorable or uncertain economic and political conditions, particularly in the markets in which our clients and operations are concentrated, and the effects of these conditions on our clients' businesses.

- The success of our business depends on our senior management and key employees.

- Increases in employee expenses as well as changes to labor laws could reduce our profit margin.

- We may fail to attract, hire, train and retain sufficient numbers of skilled employees in a timely fashion at our sites to support our operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

- We may face difficulties as we expand our operations into countries or industries in which we have no prior operating experience and in which we may be subject to increased business, economic and regulatory risks that could impact our business, financial condition or results of operations.

- Our business relies heavily on owned and third-party technology and computer systems, which subjects us to various uncertainties.

- Our profitability will suffer if we are not able to maintain asset utilization levels, price appropriately and control our costs.

- Our Sponsor and our Co-Founders control us and their interests may conflict with ours or yours in the future.

- The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our common stock prior to the completion of our June 2021 initial public offering ("IPO"), and it may depress the trading price of our Class A common stock.

- The market price of shares of our Class A common stock has been, and may continue to be, volatile and may decline regardless of our operating performance, which could cause the value of your investment to decline.

We urge you to carefully consider the foregoing summary together with the risks discussed under "Risk Factors" in Part I, Item 1A. in this Annual Report.

## Website and Social Media Disclosure

We use our website (www.taskus.com) and our social media outlets, such as Facebook, Instagram, LinkedIn, YouTube, X and TikTok as channels of distribution of Company information. The information we post through these channels may be deemed material. Financial and other important information regarding the Company is routinely posted on and accessible through the Company's website at ir.taskus.com, its Facebook page at facebook.com/taskus/, its Instagram page at instagram.com/taskus/, its LinkedIn page at linkedin.com/company/taskus/, its YouTube account at youtube.com/@taskus, its X account at x.com/taskus and its TikTok account at tiktok.com/@taskusph. Accordingly, investors should monitor these channels, in addition to following our press releases, SEC filings and public conference calls and webcasts. In addition, you may automatically receive email alerts and other information about the Company when you enroll your email address by visiting the "Shareholder Resources—Email Alerts" section of our investor relations website at ir.taskus.com. The contents of our website and social media channels are not, however, a part of this Annual Report.

## Additional Information

TaskUs, Inc. was incorporated in Delaware on July 27, 2018, under the name TU TopCo, Inc. On December 14, 2020, we changed our name to TaskUs, Inc. Our principal executive offices are located at 1650 Independence Drive, Suite 100, New Braunfels, Texas 78132 and our telephone number is (888) 400-8275.

# Certain Definitions

As used in this Annual Report, unless otherwise noted or the context requires otherwise:

- "Client Net Promoter Score" or "cNPS" refers to a percentage, expressed as a numerical value from -100 to 100, to gauge client satisfaction based on our internal client satisfaction survey, using the question "How likely are you to recommend TaskUs to a friend or a colleague?" on a 0 to 10 scale. Responses of nine or ten are considered "promoters" and responses of six or less are considered "detractors." The percentage of respondents who are detractors is subtracted from the percentage of respondents who are promoters, and the resulting percentage is the Client Net Promoter Score. cNPS for a given period reflects all client satisfaction survey responses received during that period. TaskUs generally runs its cNPS survey approximately every six months.

- "Co-Founders" refers to our co-founders: Bryce Maddock, our Chief Executive Officer and the Chairperson of our Board of Directors; and Jaspar Weir, our President and a member of our Board of Directors.

- "Employee Net Promoter Score" or "eNPS" refers to a percentage, expressed as a numerical value from -100 to 100, to gauge employee satisfaction based on our internal employee satisfaction survey, using the question "How likely are you to recommend TaskUs to a friend or colleague?" on a 0 to 10 scale. Responses of nine or ten are considered "promoters" and responses of six or less are considered "detractors." The percentage of respondents who are detractors is subtracted from the percentage of respondents who are promoters, and the resulting percentage is the Employee Net Promoter Score. eNPS for a given period reflects all employee satisfaction survey responses received during that period. TaskUs generally runs its eNPS survey approximately every six months.

- "Headcount" refers to the total number of TaskUs teammates globally as of the end of a given measurement period, including contractor and agency teammates who support our Croatian and Serbian operations.

- "heloo" refers to the Croatia-based Digital Customer Experience solutions provider that we acquired in April 2022.

- "Net revenue retention rate" for a given fiscal year is calculated using a measurement period consisting of the two consecutive fiscal years ending with and including the most recent applicable fiscal year. Next, we define our "base cohort" as the population of clients that were using our services during the entire 12-month period of the first year of the measurement period. Net revenue retention rate is calculated as the quotient obtained by dividing (a) the revenue generated by the base cohort in the second year of measurement by (b) the revenue generated by the base cohort in the first year of measurement.

- "New client win" refers to a new business opportunity awarded from a company that was not an existing client. When referencing the number of new client wins in a given year, it refers to companies with which TaskUs did not have a business relationship in the prior year, exclusive of new clients resulting from acquisitions.

- "Sponsor" or "Blackstone" refer to certain investment funds associated with Blackstone Inc.

- "Win rate" refers to the percentage of new business opportunities that we were awarded out of all opportunities closed in the period for which we submitted a proposal during the same period. We calculate win rate for a given period as the quotient of the total estimated annual revenue value for our services and solutions under our client contracts, estimated as of the date of each client contract (excluding any estimated project-based revenue value and any estimated revenue value during the implementation period for such client contract) for all opportunities closed as "won" divided by the total estimated annual revenue value for our services and solutions under our client contracts, estimated as of the date of each client contract (excluding any estimated project-based revenue value and any estimated revenue value during the implementation period for such client contract) for all opportunities closed as either "won" or "lost," in each case during that period. Excluded from this calculation are all opportunities closed as "disqualified" because they never reached the proposal stage.

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**Part I**

**Item 1. Business**

**Overview**

We deliver outsourced digital services that power the companies shaping the future. By combining specialized human talent and intelligent technology, we solve complex operational challenges for global category leaders within AI, autonomous vehicles, robotics, social media, financial services, healthcare, and beyond. We enable our clients to elevate their customer experience, protect their platforms, and grow their brands. As of December 31, 2025, we supported approximately 200 clients.

Our global, omnichannel delivery model is focused on providing our clients with three key services – Digital Customer Experience ("Digital CX"), Trust & Safety and Artificial Intelligence ("AI") Services.

Our delivery model is tailored to meet the needs of modern businesses and digital re-inventors. Our cloud-based technology infrastructure is designed to enable us to set up and scale operations quickly and seamlessly while allowing clients to rely on us to optimize delivery across many of their core business and administrative processes. In combination with well-trained human talent, we use data science, process automation and transformation, and generative AI to achieve technology-driven efficiency gains and improved business outcomes.

We believe our distinctive culture, which prioritizes investments in our frontline employees' training, well-being, and financial success, helps us attract, develop, and retain talent while differentiating our services to better serve our clients. As we expand globally, we strive to champion our vision of operational excellence through an employee-centric culture everywhere we operate. As of December 31, 2025, our worldwide Headcount totaled approximately 65,500 people across 31 sites in 13 countries capable of delivering services in more than 30 languages.

**Solutions and Services**

The TaskUs platform is purpose-built and organized around three service offerings: Digital Customer Experience, Trust & Safety and Artificial Intelligence Services. For the fiscal year ended December 31, 2025, Digital Customer Experience, Trust & Safety and Artificial Intelligence Services represented 56%, 26% and 18%, respectively, of our total service revenue of $1,183.5 million compared to 61%, 25% and 14%, respectively, of our total service revenue of $995.0 million for the year ended December 31, 2024.

We aim to bolster our portfolio of highly complementary service capabilities by integrating Agentic AI systems integration capabilities, consultative expertise, process automation, and technology that further expand our value proposition to clients. This may include evaluating M&A opportunities to expand into higher value, specialized services, gain vertical market expertise, or acquire additional capabilities and technologies.

*Digital Customer Experience*

Our digitally native service offerings enable us to utilize lower-cost non-voice channels. We leverage chat, social, in-app support, SMS, and in-platform solutions and apply an "automation first" mentality to our client engagements. In 2025, 79% of our Digital CX revenues were generated from non-voice, digital channels or omni-channel services, while the remaining 21% were generated purely from voice channels; even our pure voice work is supported by cloud-based and generative AI infrastructure.

Our Digital Customer Experience solutions include:

*Omnichannel Customer Care:* Protecting and maintaining our clients' brands makes up a significant portion of our Digital CX services. We differentiate our performance and elevate customer experiences with our focus on blending adaptive, Agentic AI technologies and human-powered operational excellence, driving efficiency, based on frontline insights and advanced analytics, and our culture of employee engagement which enhances the customer experience they provide.

*New Product or Market Launches:* We support our clients' in-house teams delivering key market insights, speed and agility, and frontline feedback on the true customer experience so they can adapt and win quickly in new initiatives.

*Sales and Customer Acquisition:* TaskUs supports outbound sales, lead research, lead generation, appointment setting, new customer outreach and activation, retention, and advanced customer conversion from free and low cost subscription/ product offerings to offerings of higher value and profitability. Our expertise in this space earned us recognition in January 2025 as a Major Contender in the Everest Group's Sales Services PEAK Matrix® Assessment 2024.

*TaskUs Digital CX Consulting*: TaskUs provides a suite of services to our clients that need assistance designing their customer experience programs and optimizing their operating environments, including Digital CX strategy, operational excellence and technology assessment and recommendations. Additionally, TaskUs brings our strategic consulting capabilities and AI model training, maintenance, and safety solutions together with our expertise in our clients' processes and workflows to help clients implement Agentic AI - unlocking cost savings and amplifying the power of our human teammates.

*Learning Experience*: TaskUs provides the curricula, training processes, e-Learning systems, and programs that enable global brands to scale operations, make impactful decisions, build smarter process flows and create high-performing teams.

### Trust & Safety

Government regulations and cultural norms require online platforms to maintain increasingly distinct content policies in different geographies, which are dynamically updated in response to the latest threats and evolving bad actor behavior. Our Trust & Safety teams partner with clients to apply best practices to policy development and distribution, product design, quality, and training. For the third year in a row, TaskUs was recognized as a Leader in the Everest Group's Trust and Safety Services PEAK Matrix® Assessment 2025.

Trust & Safety consists of two primary areas of service: Content Moderation and Financial Crime & Compliance.

#### Content Moderation

Content Moderation pertains to the process of monitoring, reviewing and managing user and advertiser-generated content on online platforms to ensure it complies with community guidelines, legal regulations, and platform-specific policies. Our Content Moderation solutions help our clients create an appropriate environment for their end users while helping mitigate risks such as abuse, fraud, intellectual property violations and exploitation. We may rely on certain technology to remove content commonly understood or defined by our client's policies to be objectionable; however, due to increasingly complex policies, decisions are often ambiguous. Our Content Moderation experts possess deep domain knowledge, as well as broad cultural and market expertise, which helps them discern context, parse novel slang, and identify content that has been modified to intentionally avoid detection.

Highlights of our Content Moderation services include:

*TaskUs Wellness & Resiliency Department:* follows a preventative care approach, leveraging existing best practices in the fields of mental health care, medicine, and occupational health and safety to inform the type, scope and degree of offerings available to our teammates. We offer the following:

- Global Life Coaching: We partner with employees in their pursuit of personal well-being through transformative coaching conversations.
- The Resiliency Studio: A psychological health and safety program providing innovative interventions to bolster brain health and equip individuals with the tools to cope with their unique challenges.
- Division of Wellness & Resiliency Research: A dedicated team focused on behavioral health to advance teammates' mental health and well-being through innovative research and comprehensive data collection.
- Wellness Technology: We specialize in assessing, creating, and deploying culturally competent and comprehensive well-being tools.

#### Financial Crime & Compliance

Financial Crime & Compliance pertains to services designed to protect end users, detect and eliminate fraud, address unwanted user activity, and manage regulatory compliance. TaskUs was recognized as a Leader in the Everest Group's Financial Crime and Compliance (FCC) PEAK Matrix® Assessment 2025.

Our Financial Crime & Compliance services include:

- Identity: We help safeguard client platforms while accounting for and servicing know-your-customer ("KYC") and know-your-business ("KYB") requirements. We verify the identity of new users, sellers, merchants, and other third parties like hosts and drivers, and support the due diligence process for businesses and higher-risk customers.
- Compliance: We deploy and scale Anti-Money Laundering/Countering the Financing of Terrorism ("AML/CFT") compliance, sanctions screening, and enhanced due diligence teams and respond to regulatory changes over time.
- Fraud: We monitor platform activity for signs of fraud and respond to user-reported complaints, escalating high-priority matters for immediate review. Our fraud investigators identify systemic threats and manage cases to maintain tolerance limits. We deploy workflows, automation, and case management tools to quickly process chargebacks and disputes, and validate transactions.
- Digital Transformation: We build automation technology into our solutions to deliver better quality outcomes faster, improve efficiency and reduce risks.

*Artificial Intelligence Services*

With over a decade of experience, we specialize in helping clients deploy and maintain sophisticated AI solutions. As AI capabilities have evolved—especially in areas like generative AI—we have developed specialized teams and processes to meet the growing sophistication of market demands. We were also recognized as a Leader in the Everest Group's Data Annotation and Labeling (DAL) PEAK Matrix® Assessment 2024.

Our teams support key stages across our customers' machine learning lifecycle: pre-training data collection and preparation, post-training evaluation, and continuous model assessment. Each stage is backed by specialized quality frameworks and domain expertise.

Our Artificial Intelligence Services solutions include:

*Large Language Model Support:* Providing support for generative AI development through specialized feedback, testing, maintenance and evaluation services. Our teams combine multilingual capabilities with domain expertise across STEM fields like biology, chemistry, coding, and mathematics, to help clients refine and improve their language models through structured human feedback processes.

*Data Quality Services:* Enhancing AI training datasets through precise annotation of images, video, audio, and text according to client specifications. The accuracy of our work directly impacts the performance of our clients' AI systems and algorithms.

Our data quality services support key AI applications, including:

- *Computer Vision:* Supporting autonomous systems and visual recognition technologies through image annotation for training data.
- *Natural Language Processing:* Enabling language understanding through detailed annotation of text data, including syntactic, semantic, and sentiment markup.
- *Multimodal Processing:* Facilitating audio-visual AI applications through synchronized annotation of audio transcription and visual object identification.
- *Sensor Data Enhancement:* Supporting autonomous systems through precise annotation of sensor data streams, including LiDAR and other sensing technologies.

*AI Deployment Management in the Field:* Through our relationship with autonomous vehicle and robotics companies we have built capabilities in deploying and managing the performance of AI in real-world production environments. We have built standard operating procedures to handle real-time management, troubleshooting, and emergency response. We have also built feedback mechanisms and process improvement recommendations into our delivery models to help clients continue to adapt, improve, and evolve in their AI deployments. We have designed and built a human-in-the-loop service that supports training AI driving models by handling complex or unusual road conditions and navigational challenges presented by urban environments. The data collected helps refine the AI model to improve safety and reliability of the vehicle's and robot's autonomous performance.

*Artificial Intelligence ("AI") Safety:* AI Safety pertains to services designed to mitigate algorithmic bias, misinformation, and the proliferation of harmful content through rigorous data labeling and red-teaming protocols. Our global team of specialized moderators and subject matter experts works in tandem with proprietary tools to evaluate and fine-tune Large Language Models ("LLM"), ensuring client deployments remain compliant with evolving international safety standards and ethical guidelines. This integrated approach addresses the critical 'human-in-the-loop' requirement for developing trustworthy AI while reducing operational risks associated with generative technology for our clients.

*Data Collection Services:* We source and gather diverse, representative datasets across multiple languages, domains, and modalities according to client requirements. Our global reach enables the collection of high-quality, ethically sourced data that meets precise demographic and technical specifications.

**Sales and Go-To-Market**



| **Win Rate ($ basis) as %** | **New Clients Won (#)** | **Avg. Deal Duration (days)\*** |

\*   Deal duration reflects the number of days between the creation of an opportunity in our opportunity management system and when a contract is signed or lost. This includes opportunities for both New Clients and Existing Clients.

## Clients at Year-end Generating $1M+ /Year in Revenue



    ***Deep Domain Expertise:*** Our Sales and Client Services teams are organized in industry verticals which allows us to develop deep domain expertise to better attract and grow with clients, understand their pain points, and provide superior solutions. We develop thesis-led prospecting strategies, and apply a multi-faceted pipeline generation process to drive engagement with our target clients. We invite them to our conferences, share value-added content, and host them at events to build genuine relationships as trusted advisors.

    ***Effective and Highly Efficient:*** We maintain an effective and efficient sales operating model by using industry-leading tools and an offshore sales support model. Vertically aligned business development representatives triage marketing qualified leads, perform outbound outreach to prospects and generate opportunity pipeline while our sales executives focus on deal closure and value delivery. These teams take advantage of skilled proposal, marketing and demand generation resources offshore for support. We believe this approach lowers the total cost of our sales function and creates repeatability and sustainability by maintaining the entire sales funnel at all times.

***New Client Wins and Current Client Growth:*** We leverage our deep domain expertise and highly effective sales team to continue to diversify our client base and add more enterprise-class brands to our portfolio. We won 34 new clients in 2025, achieving a new client win rate of 36%. As our clients grow in size, and the complexity of their outsourcing needs increases, we believe we have an opportunity to increase the addressable spend available to TaskUs, including partnering with clients to optimize their outsourcing spend and cross-selling our full portfolio of services. In 2025, 67 current clients signed new statements of work with us.

***Expanding our Addressable Market:*** We use our strong reputation and expertise serving the digital economy to attract new innovators and enterprise-class brands looking to transform. TaskUs has advanced its recognition and positioning with leading industry analysts and advisors, whom many enterprise buyers turn to for feedback early in their buying journey. We have complemented our sales team with seasoned talent, experienced in selling into enterprise markets, and invested in additional resources and programs to attract and capture new business opportunities with traditional enterprise-class brands. We are deploying this same model as we explore new end-client markets outside of the U.S., particularly in Europe and Asia, where we see demand for our services.

**Delivery and Operations**

TaskUs operations are designed for agility and scale. We are comfortable operating for growth-stage companies with little outsourcing experience, or taking on scaled operations from some of the world's largest enterprises and technology companies which are highly standardized and outcome driven. We work with our clients to understand their objectives and design the most efficient process to meet and exceed these goals. In 2025, our cNPS was 66, where 81% of all respondents agreed or strongly agreed that their programs' operational performance expectations are regularly met. To deliver to these standards we offer:

- *Agile Automation and Generative AI (TaskGPT):* We continuously strive to improve our efficiency and quality with a combination of proprietary and third-party technology. Our Digital Innovation team focuses on rapid prototyping using lightweight technical solutions like browser-based extensions, robotic process automation, and productivity and workflow analytics. We provide a suite of in-house tools, packaged as TaskGPT, harnessing the power of generative AI to streamline our work for maximum efficiency.
- *Modern Service Excellence*: We use real-time dashboards and KPI management to meet and exceed our clients' expectations. Our process discipline has allowed us to achieve multiple certifications and compliance standards including Service Organization Report ("SOC 2 Type 2"), ISO 27001, HITRUST and PCI-DSS.
- *Subject Matter Expertise:* We have "SME" teams in each of our primary services that have deep domain and functional knowledge.
- *Project Management Organization:* Our "PMO" is the linchpin between sales and operations, leading the launch process to plan, execute and deliver for client success.
- *Data Science and Analytics:* Our Business Intelligence teams apply data science to client data to drive insights back into our operations in a cycle of continuous improvement.

At the core of our operations are scaled teams of employees, our TaskUs teammates. These individuals ultimately determine the quality of service we provide our clients and, as such, we are passionate about the standards of our frontline teammates and our team leaders, the first level of management. Our agile operating structure, supported by centralized shared services based in the Philippines and India, allows us to serve our clients, and provide teammates flexibility, through various models:

***On-site:*** We have organized our global operating model around our sites, which are run by operations leaders, who act as "Site CEOs." Each of our sites has at least one leader on-site from each of our support functions, including Human Resources, Workforce Management and Information Technology. The combination of onsite leadership with scaled shared services allows us to support our Site CEO model in a cost-effective manner and execute processes with the appropriate consistency globally while accounting for local nuance. This is our long-standing model where we surround our teammates with vibrant workspaces, on-site counseling services, daycare and on-site support to increase their performance and retention. This model is particularly important for certain clients and specialized services that require continued operation of physical sites, due to regulatory compliance or our clients' preference.

Utilizing primarily offshore and near-shore markets is a central tenet of our service delivery strategy. Since 87% of our revenue in 2025 was delivered from non-voice, digital channels or omnichannel services, we are particularly well positioned to leverage an off-shore/near-shore model. The Philippines is our largest off-shore market with approximately 38,100 people, or 58%, of Headcount of approximately 65,500 people worldwide. We plan to continue expanding our geographic footprint to drive growth, which may include evaluating M&A opportunities. New geographies mean new languages and/or capabilities to offer to our clients and increasing opportunities to win new business, including clients headquartered in the new countries into which we have expanded. As of December 31, 2025, we operated across 31 locations in 13 countries in 2025.

*Remote/Hybrid:* We utilize an internally developed cloud-based operating model, Cirrus, which enables our employees to deliver services remotely. Our Cirrus strategy follows our client needs with some clients deciding to work 100% remotely and other clients utilizing a hybrid model. We have dedicated leadership in each geography to support our Cirrus model that allows employees to work from home predominantly, with sites for orientation, training and team activities. As of December 31, 2025, less than 30% of our teammates were working 100% remotely or utilizing a hybrid model.

*Crowdsource:* We also leverage TaskVerse, a centralized platform to source, recruit, and manage freelancers, or "Taskers," from around the world. In addition to TaskUs teammates, Taskers take on tasks such as audio transcription, image annotation, and data collection, among others. With the ability to work flexible hours from anywhere, TaskVerse opens a new dimension to attract, access and engage with the best global talent. As AI becomes more sophisticated and its applications become more global it can require data sets that are annotated by people who speak various languages, come from varying backgrounds and cultures, or specialize in unique and highly in-demand skills. We believe that the TaskVerse platform could help us supplement our capabilities to meet these needs.

# TaskUs Headcount as of December 31, 2025



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\*   Headcount numbers are approximate

**Human Capital**

We believe that serving frontline employees helps us to better serve our clients. We believe clients choose TaskUs in part because they view our company culture as aligned with their own, which enables us to act as a natural extension of their brands and gives us an advantage in the recruitment of highly engaged frontline teammates who produce better results.

Our philosophy is simple: treat people well and they will deliver a better end-customer experience which leads to happy clients and a thriving business. Our employees are the core of our business. Our success depends on our ability to attract, hire, train and retain sufficient numbers of employees in a timely fashion at our sites to support our operations. Our employee-centric culture, focus on employee wellness and satisfaction, and employee-centric site selection enable us to meet that challenge and motivate our employees to stay for the long term. Our happy, motivated and hardworking employees in turn produce high-quality work for our clients.

We continually work on our company culture by listening to our employees and leveraging their feedback to drive continuous improvement of our employee experience globally. Our primary employee-related metric is eNPS, the barometer we use to measure employee engagement. In 2025, our eNPS was 60, and 70% of our employees who participated rated us 9 or 10 on a scale of 10.

We believe happy employees deliver better results, and our ability to maintain high eNPS scores enables us to drive real business impact, including improved attendance and higher retention. The voluntary attrition rate for employees who were employed by TaskUs for more than 180 days was 26.6% for the year ended December 31, 2025.

### Teammate Development: Investing in Our People

At the heart of our strategy is an unwavering commitment to the personal and professional growth of our teammates. We believe that this development allows for more engaged teammates, engaged teammates yield better retention, while better retention supports better performance for our clients. Our commitment to teammate development is a strategic initiative and more - it's a cornerstone of our culture and a powerful catalyst for our success. We bring this commitment to life through:

*The Academy:* Our career development program focused on providing our teammates and leaders with knowledge and skills for the career of their choice. The program is voluntary and self-driven - giving each teammate and leader the choice to enroll and make an investment in their career and themselves. As December 31, 2025, more than 53,000 of our talented teammates had enrolled in the Academy since its inception, with approximately 2,200 enrollees receiving promotions during 2025.

The key tenets of the program are:
- *Upskilling for career advancement:* We provide a best-in-class digital ecosystem based on an "Education-Exposure-Experience" model to support the development journey of our teammates and leaders.
- *Digital ecosystem for learning:* Our programs, spanning 14 unique career paths, emphasize self-paced learning, collaboration spaces for peer-to-peer learning, and skills libraries - enabling teammates to learn flexibly and connect with others.
- *Mentorship for growth:* Our group and one-to-one mentoring programs play a vital role in fostering learning and development. TaskUs mentors devoted more than 3,400 hours in support of the Academy in 2025.
- *Buildings a leadership pipeline:* We develop first-day-ready leaders who are focussed on our core values to drive organizational growth.
- *Professional Certification through SkillUp:* We have introduced specialized certification tracks in Lean Six Sigma (White, Yellow, and Green Belt) and Artificial Intelligence (AI for Beginners and AI for Leaders). These programs empower everyone from frontline associates to leaders to earn industry-recognized credentials, fostering a culture of continuous improvement and self-development.

### Diversity

At TaskUs, we take immense pride in living out our People First culture, a cornerstone of who we are and how we operate. Our core values are deeply rooted in our commitment to Diversity, Equity, and Inclusion ("DEI"). We firmly believe that when we embrace diversity of thought, experience, and perspective, we unlock the potential for groundbreaking innovation, exceptional outcomes, and lasting success.

Our DEI strategy is built on key pillars representing our unwavering dedication to these values. These pillars guide us in embedding equity into our processes, amplifying diverse voices, and creating opportunities for all. They help us ensure that every teammate, regardless of background, has a pathway to thrive and succeed. The key pillars of our DEI strategy consist of the following:
- Inclusive Hiring & Recruiting Strategies: Welcoming talent from all walks of life and sourcing talent from diverse backgrounds.
- Leadership & Global Development: Cultivating an environment that inspires inclusive practices for all and leadership to drive a thriving People First culture through a clear commitment to DEI. Setting the engagement from the top and actively championing inclusive decisions and/or practices.

- Environment & Culture: Fostering an environment that aligns our values with our business strategies and practices to create a DEI-inclusive environment that drives innovation, productivity and a powerful People First culture.

- Continuous Evaluation & Improvement: Consistently evaluating and gauging the effectiveness of DEI initiatives by analyzing data and gathering feedback to pinpoint areas for enhancement and propel advancement.

As of December 31, 2025, women comprised 47% of our workforce and 45% of our managers at all levels.

## Our Clients

We identify emerging and high-growth industry verticals or enterprise brands going through transformative changes, and find attractive solutions to address these clients' needs. We have a demonstrated track record of scaling in the industries that we target, working with a broad range of clients in different stages of their lifecycle, ranging from hyper-growth companies to well-capitalized and established public companies with scaled operations. As of December 31, 2025, we supported approximately 200 clients, most of which are innovative companies in attractive, high growth industry verticals, including social media, e-commerce, gaming, streaming media, food delivery and ride sharing, technology, financial services, and healthcare. During 2025, we generated revenue in excess of $1.0 million from 98 of these clients, the number of clients using multiple service lines increased to 73, and we signed agreements to support 34 new clients.

Our top 10 and top 20 clients accounted for 58% and 71% of our revenue for the fiscal year ended December 31, 2025, respectively. Our largest client, Meta, generated 26% of our revenue for the fiscal year ended December 31, 2025. We have multiple agreements across several lines of business and geographies supporting multiple divisions within our largest client's global operations. Under our client agreements, our fees are generally subject to minimums and maximums, depending on whether the actual volume of services provided falls below or exceeds periodic volume forecasts provided by these clients. Many of our clients retain us on a non-exclusive basis and these agreements generally include renewal and termination provisions, including termination for convenience clauses subject to advance notice requirements of varying length.

## Our Competition

We compete in a large, rapidly changing, and fragmented global market that includes onshore, nearshore and offshore business process outsourcing providers, information technology service providers, consulting firms, and our target clients' in-house operations. We believe the principal competitive factors that drive decisions by clients include: expertise in the vertical industries our clients operate in; ability to apply technology to improve efficiency and quality; company culture ; ability to act as partners and support innovation; quality of personnel and service; breadth of offering; scalability and global coverage; and competitive value and pricing.

Our global, omnichannel delivery model is focused on combining leading technologies with well-trained human talent to provide innovative solutions. We believe companies choose TaskUs because of our deep expertise in working with the world's most innovative companies, corporate culture, speed and agility, leading employee wellness programs, high-quality teammates, strong employee engagement, understanding of complex and rapidly changing industry dynamics, differentiated tech-enabled offerings combined with value-added consulting services, and proven ability to rapidly scale.

## Intellectual Property

The success of our business depends, in part, on our proprietary technology and intellectual property, including our proprietary processes and know-how. We rely on a combination of laws, security and confidentiality procedures, and contractual provisions to protect our intellectual property and proprietary information.

We require our employees to enter into written agreements upon the commencement of their relationships with us, which assign to us all deliverables and work product made, developed or conceived by them during their employment or provision of services, including the intellectual property rights therein. These agreements also provide that any confidential or proprietary information disclosed or otherwise made available by us remains confidential.

We also enter into confidentiality and non-disclosure agreements with our clients. These customary agreements cover our use of our clients' confidential information which is often defined to include our clients' software systems and platforms. When agreements require TaskUs to develop software specifically for our clients that include any of our pre-existing intellectual property, we grant a perpetual, worldwide, royalty-free, nonexclusive, transferable and irrevocable license to our clients to use our pre-existing intellectual property that is embedded in the software developed for them, but only to the extent necessary in order to use the software or systems we develop for them.

We have registered or are registering various trademarks and service marks in the United States and other countries. In some countries we also have common law rights to certain trademarks and service marks. Our ability to obtain trademark registrations varies from country to country, as does the duration of trademark and service mark registrations, which may generally be renewed indefinitely as long as the marks are in use and their registrations are properly maintained.

We also have and maintain certain trade secrets arising out of the authorship or creation of proprietary applications, systems and business practices. Confidentiality is maintained primarily through contractual clauses, and in the case of computer programs and information maintained in our electronic systems and networks, system access controls, tracking and authorization processes.

## Our Technology

We maintain an innovative, flexible, scalable, resilient, and reliable technology infrastructure that helps us deliver our services and solutions to our clients. We utilize what we believe are industry-leading hardware and software components to provide for and enable the rapid growth of our business. Maintaining the integrity and security of our technology infrastructure is critical to our business, and as such we leverage what we believe are industry-leading and sophisticated security and monitoring tools to promote security and continued performance across our network.

The cloud-based technology supporting our services and solutions is flexible and scalable, and designed according to our clients' needs. We also integrate with our clients' existing platforms where required in order to deliver our services and solutions anywhere our clients need them.

Our strong operational standards and metrics emphasize operational excellence and data analytics to improve our performance and provide better results for our clients. For example, we build custom dashboards for our clients to provide real-time data insights, removing the need to wait for monthly reports. Our custom dashboards are one way we use technology to differentiate ourselves from competitors and to drive efficiency and build trust with our clients.

Our physical network is maintained by a high-quality infrastructure and networking organization, which consists of people around the world who are dedicated to pursuing seamless, uninterrupted service delivery to our clients. In addition, we have dedicated security and compliance professionals responsible for cyber security, fraud, and compliance.

## Regulation

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve data privacy and security, intellectual property, competition, consumer protection, export taxation, export controls, economic sanctions and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that are contradictory to each other, and/or could harm our business. In addition, the terms of our service contracts typically require that we comply with applicable laws and regulations. In some of our service contracts, we are contractually required to comply even if such laws and regulations apply to our clients, but not to us, and sometimes our clients require us to take specific steps intended to make it easier for our clients to comply with requirements that are applicable to them. If we fail to comply with any applicable laws and regulations, we may be restricted in our ability to provide services, and may also be the subject of civil or criminal actions involving penalties, any of which could have a material adverse effect on our operations. See "Risk Factors—Risks Related to Our Business and Industry—Our business is subject to a variety of state, federal and international laws and regulations, including those related to data privacy and security, and we or our clients may be subject to regulations related to the processing of certain types of personal and sensitive information. These laws impose strict requirements on the collection, storage and sharing of personal and sensitive data. Non-compliance by us or our clients could result in legal consequences, including fines, penalties and reputational damage. Additionally, breaches of regulatory requirements could result in litigation, increased scrutiny from regulatory bodies and loss of customer trust, all of which may adversely affect our business, financial condition, operational results and long term prospects."

### *Tax*

Several of our sites in the Philippines, India and Croatia receive tax incentives based on our compliance with specific criteria. These benefits vary and may include income tax holidays, reduced income taxes, indirect tax exemptions, tax deductions, or tax credits. We track lapsing and developing opportunities as well as changing eligibility qualifications to comply, extend and apply for new incentives. While we believe the ability to meet the requirements to maintain these incentives is within our control, there can be no assurance that we will retain these benefits in the future.

### *Data Privacy and Security*

We are subject to state, federal and international laws and regulations that require us to maintain the privacy and security of personally identifiable information that we process, including General Data Protection Regulation ("GDPR"), the Health Insurance Portability and Accountability Act of 1996 and the Health Information Technology for Economic and Clinical Health Act, as amended, and related regulations (collectively, "HIPAA") and the California Consumer Privacy Act ("CCPA"). Our legal and information security teams are responsible for overseeing our data protection strategy and implementation to monitor our compliance with such laws and regulations, including by managing, implementing, and overseeing internal privacy policies and security measures, such as the regular monitoring and testing of systems and equipment. We are also subject to the self-regulatory standards that require companies that process payment card data to implement certain data security measures.

*HIPAA*

Certain clients require solutions that ensure security due to the nature of the content being distributed and associated applicable regulatory requirements. In particular, our employees may access protected health information, which triggers our required compliance with HIPAA. HIPAA imposes privacy, security and breach notification obligations on certain health care providers, health plans, and health care clearinghouses, known as covered entities, as well as their business associates that perform certain services that involve creating, receiving, maintaining or transmitting protected health information for or on behalf of such covered entities. HIPAA requires covered entities and business associates, like us, to develop and maintain policies with respect to the protection of, and use the disclosure of electronic protected health information, including the adoption of administrative, physical, and technical safeguards, to ensure the confidentiality, integrity and availability of electronic protected health information, and to follow certain notification requirements in the event of a breach. Violations of HIPAA may result in significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with the United States Department of Health and Human Services ("HHS") to settle allegations of HIPAA non-compliance. Further, entities that knowingly obtain, use, or disclose protected health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA may be subject to criminal penalties. As a "business associate," we are directly liable for compliance with HIPAA's privacy and security requirements. We also have obligations under the business associate agreements that we are required to enter into with certain clients that are covered by HIPAA and certain subcontractors that we engage in connection with our business operations.

*Content Moderation*

Certain laws may apply to content moderation, such as laws regulating hate speech on the internet. Governments may seek to impose additional regulations moderating content on the internet. These laws are currently the subject of significant debate, and we expect that these laws will continue to evolve and change over time.

*Anti-Corruption*

The Foreign Corrupt Practices Act of 1977, as amended ("FCPA") prohibits United States businesses and their representatives from offering to pay, paying, promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records, which in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation, including international subsidiaries, if any, and to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements.

Globally, other countries in which we operate have enacted anti-bribery laws and/or regulations similar to the FCPA, such as the Anti-Graft and Corrupt Practices Act in the Philippines and the United Kingdom Bribery Act 2010, all of which prohibit companies and their intermediaries from bribing government officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. We operate in many parts of the world that have experienced government corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices, although adherence to local customs and practices is generally not a defense under United States and other anti-bribery laws. We maintain a Global Code of Conduct and various other policies against bribery and corruption, and train and monitor our employees to act in accordance with these policies.

## Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's website at www.sec.gov. Our SEC filings are also available on our website at ir.taskus.com as soon as reasonably practicable after they are filed with or furnished to the SEC. Our website and the information contained on or connected to that site are not incorporated into this Annual Report.

**Item 1A. Risk Factors**

*Certain factors may have a material adverse effect on our business, financial condition or results of operations. You should carefully consider the following risks, together with all of the other information contained in this Annual Report, including the sections titled "Cautionary Note Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this Annual Report. Any of the following risks could have an adverse effect on our business, financial condition, results or operations or prospects and could cause the trading price of our Class A common stock to decline, which would cause you to lose all or part of your investment. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.*

**Risks Related to Our Business and Industry**

***Our business is dependent on key clients, and the loss of a key client could have an adverse effect on our business, financial condition or results of operations.***

We derive a substantial portion of our revenue from a few key clients who generally retain us across multiple service offerings. Our top five clients accounted for 45% of our revenue for the fiscal year ended December 31, 2025. Our top client accounted for an aggregate of 26% of our revenue for the fiscal year ended December 31, 2025, across multiple service offerings. The reduction in revenue or loss of all or a portion of our business with, or the failure to retain a significant amount of business with, any of our key clients could have a material adverse effect on our business, financial condition or results of operations.

***Our clients may terminate contracts before completion or choose not to renew contracts and a loss of business or non-payment from clients could materially affect our results of operations.***

Our ability to maintain continuing relationships with our clients is essential to the growth and profitability of our business. However, the volume of work performed for any specific client is likely to vary from year to year, especially since we generally are not our clients' exclusive outsourcing provider and we generally do not have long-term commitments from clients to purchase our services and solutions. Our contracts are typically one to three years in length with automatic renewal provisions, but certain contracts may provide for termination for cause under certain circumstances or at the client's convenience with advance notice and may or may not include penalties or required payments in the event the termination right is exercised.

Our clients' ability to terminate engagements with or without cause, including for convenience, or opt for month to month contracts makes our future revenues and profitability uncertain.

In addition, the services and solutions we provide to our clients, and the revenue and income from those services and solutions, may decline or vary as the type and quantity of services and solutions we provide changes over time. Our ability to establish and maintain multi-year close relationships with our clients is essential to the growth and profitability of our business. If we fail to maintain these relationships and successfully obtain new engagements from our existing clients, we may not achieve our revenue growth and other financial goals.

There are a number of factors relating to our clients that are outside of our control, which have in some cases led them to terminate or not renew a contract or project with us, be unable to pay us, or restrict our agreements with other clients, including:

- financial difficulties;
- a demand for price reductions by that client;
- corporate restructuring, or mergers and acquisitions activity;
- change in our client's outsourcing strategy to retain the same type and volume of work with TaskUs but to enter into lower cost contracts and move work to another lower-cost TaskUs support location;
- change in strategic priorities or economic conditions, resulting in elimination of the impetus for the project or a reduced level of technology related spending;
- change in outsourcing strategy resulting in moving more work to the client's in-house departments or to our competitors or transfer to a lower cost TaskUs support location;
- increasing reliance on technology and AI to improve customer experience and automate tasks;
- government regulation that affects a particular client's business;
- restrictions on serving certain potential clients that may be viewed as competing with certain existing clients;
- replacement of existing software with packaged software supported by licensors; and
- uncertainty and disruption to the global markets.

Termination or non-renewal of a client contract could cause us to experience a higher than expected number of unassigned employees and thus compress our margins until we are able to reallocate our headcount. The loss of any of our major clients or a significant decrease in the volume of work they outsource to us or the price they are willing or able to pay us, if not replaced by new service engagements and revenue, could cause us to incur expenses, including related to severance payments, and materially adversely affect our revenues, financial condition or results of operations.

***We may fail to cost-effectively acquire and retain new clients, which would adversely affect our business, financial condition or results of operations.***

Our continued growth depends on our ability to cost-effectively acquire new clients where there is a significant opportunity to expand our relationship in subsequent periods, including both high-growth, brand-defining consumer technology companies and companies in more traditional or regulated industries. Our ability to acquire new clients, in turn, depends on our ability to attract, train, retain and motivate sales and marketing personnel; remain competitive in our industry; anticipate and address the technological and geographic needs of our clients; and foster awareness of our services and our brand, among other factors. In addition, our ability to attract new clients in new industry verticals, new geographies and with respect to new services or solutions will depend on our ability to effectively train our sales and marketing personnel and develop effective strategies to communicate the value of our services to prospective clients in those industries and geographies. Our clients operate in highly competitive industries that are subject to constant change and disruption. To the extent that our clients do not succeed, we will need to identify and attract new clients that we believe present opportunities for growth and expansions with TaskUs. We cannot guarantee that we will continue to identify or attract new clients, including high-growth, brand defining consumer technology companies or those in more traditional or regulated industries.

Even when we do attract new clients, such new client wins may not result in significant revenue, and there can be no assurance that we will be able to expand the relationship or that the client will not terminate. Accordingly, net revenue retention, win rate and new client wins should not be viewed as leading indicators of our revenue. In addition, a significant portion of the revenue we recognize in each period is derived from agreements entered into in prior periods. Consequently, a decline in sales to new clients or a decline in renewals or upsells with existing clients in any one period may not be immediately reflected in our results of operations for such period, but could be reflected in future periods.

***If we provide inadequate service or cause disruptions in our clients' businesses, or if we fail to comply with the quality standards required by our clients under our agreements, it could result in significant costs to us, the loss of our clients and damage to our corporate reputation.***

Any defects or errors or failure to meet clients' expectations in the performance of our contracts could result in claims for substantial damages against us, particularly as we seek to deliver more complex services and support new clients in industries where we have less experience. Our contracts generally limit our liability for damages to the extent permitted by applicable law. However, we cannot be sure that these contractual provisions will always protect us from liability for damages in the event we are sued. In certain circumstances, we have agreed to high liability limitations or unlimited liability for some types of claims. Such claims for which we may be required to indemnify our clients, could be substantial. The successful assertion of one or more large claims against us in amounts greater than those covered by our current insurance policies could materially adversely affect our business, financial condition or results of operations. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and limit our ability to attract new business.

Also, many of our client contracts contain timing commitments, service level and performance requirements, including requirements relating to the quality of our solutions. Failure to complete projects by scheduled dates may cause reputational harm and the loss of future business. Failure to meet service requirements or real or perceived errors made or fraud committed by our employees in the course of delivering our solutions could result in a reduction of revenue, which could have a material adverse effect on our business, financial condition, results of operations or prospects.

***Our business prospects will suffer if we are unable to continue to anticipate our clients' needs by adapting to market and technology trends, investing in technology as it develops, and adapting our services and solutions to changes in technology and client expectations.***

The use of technology in our industry has expanded and changed rapidly and is expected to continue to do so. Our business depends, in part, upon our ability to develop and implement solutions that anticipate and keep pace with continuing changes in technology, industry standards and client preferences. We may incur significant expenses in an effort to keep pace with client preferences for technology or to gain a competitive advantage through technological expertise or new technologies.

If we do not recognize the importance of a particular new technology to our business in a timely manner, are not committed to investing in and developing or adopting such new technology and applying these technologies to our business, or are unable to attract and retain the technologists necessary to develop and implement such technologies, our current solutions may be less attractive to existing and new clients, and we may lose market share to competitors who have recognized these trends and invested in such technology. There can be no assurance that we will have sufficient capacity or capital to meet these challenges. Any such failure to recognize the importance of such technology, a decision not to invest in and develop or adopt such technology that keeps pace with evolving industry standards and changing client demands, or an inability to attract and retain the technologists necessary to develop and implement such technology could have a material adverse effect on our business, financial condition, results of operations or prospects.

Our growth and profitability will depend on our ability to develop and adopt new services and solutions that expand our existing offerings by leveraging new technological trends and cost efficiencies in our operations, while meeting rapidly evolving client expectations. As technology evolves, more tasks currently performed by our team members may be replaced by automation, robotics, AI, chatbots and other technological advances, which puts our lower-skill tier one customer care offerings at risk. These technology innovations could potentially reduce our business volumes and related revenues, unless we are successful in adapting and deploying them profitably.

We may not be successful in anticipating or responding to our clients' expectations and interests in adopting evolving technology solutions, and their integration in our offerings may not achieve the intended enhancements or cost reductions. Services and solutions offered by our competitors may make our services and solutions not competitive or even obsolete and may negatively impact our clients' interest in our solutions. Our failure to innovate, maintain technological advantages, or respond effectively and timely to transformational changes in technology could have a material adverse effect on our business, financial condition, or results of operations.

***Increased adoption and utilization of AI, including Generative AI and Agentic AI, by our clients and us, or our failure to appropriately incorporate Generative AI and Agentic AI into our operations, could adversely affect our business, reputation or financial results.***

We are actively investing in and integrating AI, including Generative AI and Agentic AI, into our business model, solutions, and services. These new and emerging technologies carry risks that could impact our business.

While AI as a whole encompasses a wide range of technologies designed to simulate human intelligence, Generative AI has emerged as a key area of development, with the potential to impact most industries, including business process outsourcing, by further automating simple, repeatable tasks and streamlining some more sophisticated workflows. Agentic AI consists of systems capable of making autonomous decisions and executing tasks, including tasks with third parties, with intermittent human oversight. Certain of our clients have begun implementing these AI technologies. As Generative AI and Agentic AI technologies continue to develop, demand for certain service offerings could decrease, further reducing our clients' spend, which could have a negative impact on our revenue.

There can be no assurance that we will successfully develop and deploy AI initiatives. A failure to effectively capitalize on our investments in AI technologies may adversely impact our client engagements and have a material adverse impact on our business. Additionally, the risks associated with AI technologies, including Generative AI and Agentic AI, include potential "digital insider" risks, governmental and regulatory scrutiny, legal liabilities (such as intellectual property disputes), cybersecurity threats, privacy risks, inaccurate or biased results, ethical concerns, and negative client perceptions regarding automation. AI privacy risks, in particular, could arise from the misuse or mishandling of personal data during AI processing, which may lead to compliance violations and reputational damage. These challenges could adversely affect our business, reputation or financial results. Further, we face significant competition from other companies that are developing their own AI products and technologies. Those other companies may develop AI products and technologies that are similar or superior to our technologies or are more cost-effective to develop and deploy.

***Unauthorized or improper disclosure of personal or other sensitive information, or security breaches and incidents, whether inadvertent or purposeful, including as the result of a cyber-attack, could result in liability and harm our reputation, each of which could adversely affect our business, financial condition, results of operations or prospects.***

Our business depends significantly upon our technology infrastructure, data, equipment and systems. Our clients also typically provide data and systems that our employees use to provide services to those clients. Internal or external attacks on our, our third-party service providers' or our clients' technology infrastructure, data, equipment, or systems could disrupt the normal operations of our and our clients' businesses, including by impeding our ability to provide critical solutions to our clients. In addition, in the ordinary course of our business, we collect, use, store, process and transmit information about our employees, our clients and customers of our clients, including personal information and protected health information. While we believe we take reasonable measures to protect the security of, and against unauthorized or other improper access to, our technology infrastructure, data, equipment, and systems, including with respect to personal, protected health, and proprietary information, it is possible that our security controls and practices may not prevent unauthorized or other improper access to our technology infrastructure, data, equipment, or systems, or the disclosure or misuse of personal, protected health or proprietary information. Such unauthorized or other improper access, disclosures, security breaches or incidents may be inadvertent, or may be caused by intentional misconduct or other malfeasance or by human error or technical malfunctions, including those caused by outside hackers, our employees or contractors, or third-party vendors. There has been an increase in criminal cybersecurity attacks against companies across various industries, where customer and company information has been compromised. In the past, we have experienced, and in the future, we may again experience, data security incidents resulting from unauthorized access to or use of our or our service providers' systems and unauthorized acquisition and use of our data and our clients' data, including inadvertent disclosure, misconfiguration of systems, employee misconduct, phishing or malware attacks. Although our prior cyber events have not materially affected our business or financial results, they have resulted in the incurrence of expense and future incidents could have a material impact on our business strategy, results of operations, or financial condition.

Cybersecurity threats and attacks may take on a variety of forms, ranging from inadvertent disclosures or intentional or unintentional acts by employees to purposeful attacks by individuals and groups of hackers and even sophisticated organizations, including crime rings and state-sponsored actors. Cybersecurity risks may emerge from uncoordinated individual attempts or sophisticated and targeted measures directed at the Company, and may range from viruses, worms, and other malicious software programs, to hacking or other significant security incidents (e.g., phishing and ransomware attacks) targeted against information technology infrastructure and systems, any of which could result in (i) disclosure, unauthorized access to, or corruption of data, including personal information, confidential information and proprietary information, (ii) defective products, including as a result of system and production downtimes, and (iii) interruptions in the ability to operate our business. Any of the foregoing could subject us to liability or damage our reputation. In addition, as the techniques used to obtain unauthorized access or sabotage systems change frequently and may not be identified when they are first launched against a target, despite our efforts to secure our technology infrastructure, data, equipment, and systems, and our ongoing reform of our cybersecurity program in response to the threat environment, we may be unable to anticipate or promptly detect all attacks or to implement adequate preventative or mitigation measures against them.

Any unauthorized access, acquisition, use, or destruction of data we collect, use, store, process or transmit, and any associated fraud, the unavailability of such data, or other disruptions of our ability to provide services and solutions to our clients, regardless of whether it originates or occurs on our systems or those of third party service providers or our clients, could expose us to significant liability under our contracts, as well as to regulatory actions, litigation, investigations, remediation obligations, damage to our reputation and brand, supplemental disclosure obligations, loss of client, customer, consumer, and partner confidence in the security of our applications, impairment to our business, and corresponding fees, fines, costs, expenses, loss of revenues, and other potential liabilities as well as increased costs or loss of revenue or other harm to our business. In addition, if a high profile security breach occurs within our industry, our clients and potential clients may lose trust in the security of our systems and information even if we are not directly affected.

Further, as we continue to evaluate new solutions and services for our clients, including AI initiatives, these new solutions or services, or the third-party components we use to provide such solutions, may contain or introduce cybersecurity threats or vulnerabilities to our clients' information technology networks. Our clients may maintain their own proprietary, sensitive, regulated or confidential information that could be compromised in a cybersecurity attack or incident, or their systems may be disabled or disrupted as a result of such an attack or incident. Our clients, regulators or other third parties may attempt to hold us liable, through contractual indemnification clauses or directly, for any such losses or damages resulting from such an attack.

***Trust & Safety, including content moderation and monitoring services, is a large and growing portion of our business. The long-term impacts on the mental health and well-being of our employees doing this work are unknown. This work may lead to stress disorders and may create liabilities for us. This work is also subject to significant press and regulatory scrutiny. As a result, we may be subject to negative publicity or liability, or face difficulties recruiting and retaining employees, any of which could have an adverse effect on our reputation, business, financial condition or results of operations.***

Some of our clients maintain platforms and websites that permit users to post content that is made generally available on these platforms and websites. These posts sometimes contain content that is defamatory, pornographic, hateful, violent, racist, scandalous, obscene, offensive, objectionable, or illegal, or that otherwise violates the policies of our clients ("Prohibited Content"). Some of our employees work as content moderators on behalf of our clients, screening posts for Prohibited Content. In addition to Prohibited Content, our employees review posts that are political in nature, which may constitute objectionable content to them. While we believe that content moderation is a vital part of maintaining an open and safe internet for everyone, employees exposed to Prohibited Content on a regular basis are more likely to develop mental health issues, such as stress disorders, or experience other negative health impacts, and are more likely to resign from their employment. In addition, employers of content moderators, including our company, have been subject to significant negative media coverage and other public relations challenges, as well as legal actions by or on behalf of content moderators claiming significant damages for mental health issues allegedly developed while on the job. Additionally, content moderation is subject to regulation in certain jurisdictions and we may receive inquiries from government authorities and regulators regarding our compliance with laws and regulations, many of which are evolving and subject to interpretation.

We are dedicated to improving the efficiency and accuracy of content moderation while also mitigating its impact on the health and well-being of our content moderator employees. Despite these efforts, we could be subject to claims made by such employees. These claims could lead to liability and negative publicity, harm our reputation, and impact our ability to retain or recruit employees to work as content moderators. For example, we may be required under applicable law to provide accommodations for employees who experience or assert they are experiencing such mental health consequences. These accommodations could result in increased costs and reductions in the availability of employees who can perform content moderation work for our clients. Our content moderation employees may also make claims under workers' compensation programs or other public or private insurance programs in connection with their employment or applicable labor or other laws. Any such employee claims or demands could result in increased costs, and could lead us to limit our content moderation business entirely, any of which would adversely impact our business, financial condition or results of operations.

In addition to employee-related controversies surrounding content moderation, companies that are engaged in content moderation, including certain of our clients, are under increasing scrutiny by both the public and lawmakers to be more transparent about how content moderation decisions are made and about the guidelines they create.

We also face scrutiny for our application of our client guidelines. Our content moderation employees may erroneously or deliberately make content moderation decisions, many of which may be subjective in nature, that are inconsistent with client guidelines, which could result in a failure to meet our clients' expectations or adverse publicity, either of which could impair our reputation and our ability to retain existing clients or attract new clients or expose us to liability to users of client platforms. In addition, the content that our content moderation employees analyze is selected for review by our clients' systems and moderated by our employees based on our clients' policies and rules, and the tools used by our clients to identify content may fail to identify content that violates relevant content policy or community guidelines or, in certain jurisdictions, legal requirements. Although the methods employed to select content for review are not within the scope of the services we provide, the failure of objectionable content to be appropriately moderated on our clients' platforms, for whatever reason, could adversely impact our reputation for content moderation service delivery and our ability to attract and retain clients.

Our business, and those of our clients, are subject to laws related to content moderation in some jurisdictions globally. For example, in the United States, the Communications Decency Act ("CDA") Section 230 provides protection to those who provide "interactive computer services" (e.g., websites and social media platforms) from being liable for the speech of their users (with certain exceptions). The law also shields interactive computer services from civil liability for a good faith action voluntarily taken to restrict access to or availability of content that the provider or user considers to be obscene, lewd, lascivious, filthy, excessively violent, harassing, or otherwise objectionable, whether or not such material is constitutionally protected. The content moderation that is both required and permitted by CDA Section 230 is currently a topic of significant debate in the United States, with some taking the position that interactive computer services are using CDA Section 230 to censor speech, and others taking the position that not enough action is being taken to remove Prohibited Content. Additionally, certain international jurisdictions have implemented laws and regulations related to content moderation practices that currently, or may in the future, impact us or our clients and require enhancements to our compliance practices. As a result of our content moderation business, we risk being part of the ongoing controversy regarding the CDA or failing to comply with applicable legal requirements in jurisdictions in which we do business, which could result in negative publicity and harm our ability to retain and attract clients, and negatively impact our business, financial condition or results of operations.

Furthermore, changes to CDA Section 230 are currently being debated by lawmakers, but the final content of these changes, if any, are currently unknown. In October of 2020, the chair of the Federal Communications Commission ("FCC") announced that the FCC will be drafting regulations to clarify the meaning of CDA Section 230. Changes to CDA Section 230 remain uncertain, and could have a significant impact on our business, including by requiring us to comply with additional regulations, subjecting our business, and the businesses of our clients, to increased liability for content moderation activities, significantly increasing our expenses to comply with applicable laws and regulations, or shrinking the market for content moderation, any of which would adversely impact our business, financial condition or results of operations.

***Our failure to detect and deter criminal or fraudulent activities or other misconduct by our employees, or third parties such as contractors and consultants that may have access to our data, could result in loss of trust from our clients and negative publicity, which would have an adverse effect on our business, financial condition or results of operations.***

Because we have access to our clients' sensitive and confidential information in the ordinary course of our business, our employees have engaged and could engage in criminal, fraudulent or other conduct prohibited by applicable law, client contracts or internal policy. Remote and hybrid work arrangements for many of our employees reduces our ability to monitor employee conduct and elevates the risk of our employees engaging in such conduct undetected by us. The prevalence of remote and hybrid working models has been a factor in the increased incidence of attempted employee fraud. For example, certain of our employees have abused their access to client systems to confer benefits, such as credits for our clients' services, on themselves or their associates, improperly collected sensitive customer data such as credit card or other payment information and engaged in other malfeasance, which has in certain cases resulted in harm to our relationships with impacted clients. Additionally, employees may exfiltrate data from client systems by using cameras to photograph their computer screens or provide unauthorized users with access to our and clients' computer systems. Although we terminate employees when our investigations establish misconduct and have implemented measures designed to identify and deter such misconduct, such as fraud prevention training, there can be no assurance that such measures will prevent or detect further employee misconduct. If our employees, or third parties, including contractors and consultants, use their access to our and our clients' systems as a conduit for criminal activity or other misconduct, our clients and their customers may not consider our services and solutions safe and trustworthy, and we could receive negative press coverage or other public attention as a result. Such loss of trust and negative publicity could cause our existing clients to terminate or reduce the scope of their dealings with us and harm our ability to attract new clients, which would have an adverse effect on our business, financial condition or results of operations. Further, we may be subject to claims of liability by our clients or their customers based on the misconduct or malfeasance of our employees, and our insurance policies may not cover all potential claims to which we are exposed or indemnify us for all liability.

***Global economic and political conditions, especially in the social media and meal delivery and transport industries from which we generate significant revenue, could adversely affect our business, financial condition, results of operations or prospects.***

Our results of operations may vary based on the impact of changes in the global economy and political environment on us and our clients. While it is often difficult to predict the impact of general economic and political conditions on our business, unfavorable economic or political conditions could adversely affect the demand for some of our clients' products and services and, in turn, could cause a decline in the demand for our services and solutions and materially adversely affect our business, financial condition or results of operations. The election of a new U.S. president for a term that commenced in 2025, coupled with a consolidation of party control of both chambers of Congress, has led to new legislative and regulatory initiatives and the roll-back of certain initiatives of the previous presidential administration, which may impact our business and our clients' businesses in unpredictable ways.

We derive a significant portion of our revenues from consumer technology companies located in the United States. In particular, a substantial portion of our clients are concentrated in the social media, meal delivery and transport industries. The transportation, hospitality, entertainment, e-commerce, financial services (including cryptocurrency) and retail industries are particularly sensitive to the economic environment, and tend to decline during general economic downturns. In the past, we have experienced, and may in the future experience, substantial variation in revenues from our consumer technology clients, including our financial services (including cryptocurrency) clients. Our business growth largely depends on continued demand for our services and solutions from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to purchase such services and solutions or to move such services and solutions in-house.

In addition, as many of our clients are venture-backed technology companies that have not yet attained profitability, our clients may be particularly susceptible to economic downturns, especially if economic or financial conditions impair their ability to access continued funding. If the U.S. economy weakens or slows, or a negative or an uncertain political climate persists, pricing for our services and solutions may be depressed and our clients may reduce or postpone their spending significantly, which may, in turn, lower the demand for our services and solutions and negatively affect our revenues and profitability.

***Our business is heavily dependent upon our international operations, particularly in the Philippines and India, and any disruption to those operations would adversely affect us.***

Our business and future growth depend largely on continued demand for our services performed in the Philippines and India, in addition to the United States and other regions. During the fiscal year ended December 31, 2025, we derived 54% of our revenue from work performed in the Philippines, 11% of our revenue from work performed in the United States and 13% of our revenue from work performed in India. The Philippines has experienced political instability, acts of natural disaster, such as typhoons and flooding, and the occasional health and security threat and continues to be at risk of similar and other events that may disrupt our operations. In addition, we have benefited from many policies of the Government of India and the Indian state government in the state in which we operate which are designed to promote foreign investment. There is no assurance that such policies will continue. Various factors, such as changes in the central or state governments, could trigger significant changes in India's economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and our business in particular. We also conduct operations in Colombia, Mexico, Taiwan, Ireland, Greece, Croatia, Serbia, Malaysia and other international locations, which are subject to various risks germane to those locations.

Our international operations, particularly in the Philippines and India, and our ability to maintain our offshore sites in those jurisdictions are an essential component of our business model, as the labor costs in certain of those jurisdictions are substantially lower than the cost of comparable labor in the United States and other developed countries, which allows us to competitively price our solutions. If we are unable to continue to leverage the skills and experience of our international workforce, particularly in the Philippines and India, we may be unable to provide our solutions at an attractive price and our business could be materially and negatively impacted. Our competitive advantage would be greatly diminished and may disappear altogether as a result of a number of factors, including:

- political unrest and geopolitical tensions;
- social unrest;
- actual or threatened trade war or other governmental action related to trade restrictions, such as tariffs or other trade controls;
- terrorism or war;
- health pandemics or epidemics;
- failure of power grids in certain of the countries in which we operate, which are subject to frequent outages;
- currency fluctuations;
- changes to the laws of the jurisdictions in which we operate; or
- increases in the cost of labor and supplies in the jurisdictions in which we operate.

The Philippines has experienced political instability, acts of natural disasters, such as typhoons and flooding, and the occasional health and security threats, and continues to be at risk of similar and other events that may disrupt our operations. In addition, we have benefited from many policies of the Government of India and the Indian state governments in the states in which we operate which are designed to promote foreign investment. There is no assurance that such policies will continue. Various factors, such as changes in the central or state governments, could trigger significant changes in India's economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and our business in particular.

Additionally, the conflict between Russia and Ukraine and related sanctions and other measures imposed in response thereto have increased the level of economic and political uncertainty in Eastern Europe and worldwide. Similarly, ongoing tensions in the Middle East region has resulted in, and may in the future result in, conflict and regional instability. Although we do not have employees, facilities, or operations in areas of active conflict, the continuation of conflicts or political expansion into surrounding geographic areas could directly impact us, our clients, vendors or subcontractors, which could impact our operations and financial performance. We continue to monitor the situations closely to ensure business continuity plans are in place for neighboring countries where we have a presence, but there can be no assurance that such plans will be effective.

*Our business is subject to a variety of state, federal and international laws including those related to data privacy and security, and we or our clients may be subject to regulations related to the processing of certain types of personal and sensitive information. These laws impose strict requirements on the collection, storage, and sharing of personal and sensitive data. Non-compliance by us or our clients could result in legal consequences, including fines, penalties and reputational damage. Additionally, breaches of regulatory requirements could result in litigation, increased scrutiny from regulatory bodies and loss of customer trust, all of which may adversely affect our business, financial condition, operational results and long term prospects.*

We and our clients are subject to data privacy and security-related laws and regulations that impose obligations in connection with the collection, use, storage, processing or transmitting of personal and sensitive information. Existing U.S. federal, various state and international data privacy and security laws and regulations are rapidly evolving and subject to potentially differing and/or contradictory interpretations. We anticipate that legislative and regulatory bodies will continue to expand existing or enact new laws and regulations regarding data privacy and information security related matters in the future, which may require us to expend significant resources to adapt to these changes, or stop offering our services and solutions in certain countries. Given the evolving nature of these laws, their inconsistent application across jurisdictions in which we operate, and potential conflicts with other regulations, compliance could be costly and complex. These challenges may adversely impact our business, financial condition or results of operations. Because global laws, regulations, industry standards and other legal obligations concerning data privacy and information security have continued to develop and evolve rapidly, it is possible that we or our business may not be, or may not have been, compliant with each such applicable law, regulation, industry standard or other legal obligation. We, our clients or our third-party service providers could be adversely affected if legislation or regulations are expanded to require changes in our business practices or the business practices of our clients, or our third-party service providers or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our, our clients' or our third-party service providers' business, results of operations or financial condition.

Although we believe we take reasonable efforts to comply with all applicable laws and regulations with respect to security of our own systems, networks, and data, we rely heavily on the use of our clients' and third-party service providers' systems to perform services, and we have no or limited ability to control such parties' systems, policies and practices or ensure that there are adequate safeguards in place with respect to these systems. If we or our customers or third-party service providers fail to comply with current or future laws or regulations, we may be subject to litigation regulatory investigations, fines, individual claims, commercial liabilities or other liabilities, as well as negative publicity and a potential loss of business.

We also strive to comply with applicable industry (including self-regulatory) standards and codes of conduct relating to privacy and information security, and are subject to the terms of our own privacy policies and privacy-related obligations to third parties. Any failure or perceived failure by us to comply with applicable industry standards and codes of conduct, our privacy policies, or our privacy-related obligations to third-parties, has in the past and may in the future result in litigation, regulatory investigations, fines, individual claims, commercial liabilities or other liabilities, as well as negative publicity and a potential loss of business. Further, although we generally obtain and rely on contractual representations that our clients are in compliance with applicable laws and regulations, any such failure or perceived failure by our clients with respect to their users, customers or other third parties, or any failure or perceived failure of our clients to follow their publicly posted privacy policies or other agreements with their users, customers, or other third parties, may result in similar consequences to them and, to the extent our work for such clients is associated with such failure or perceived failure, to us. Additionally, if third parties we work with violate applicable laws, our policies or other privacy or security-related obligations, such violations may also put our clients' information at risk and could in turn have an adverse effect on our business. Governmental agencies may also request or take data for national security or informational purposes, and also can make data requests in connection with criminal or civil investigations or other matters, which could harm our reputation and our business.

Certain of our clients are engaged in highly regulated industries and require solutions that ensure security given the nature of the content and information being distributed and associated applicable regulatory requirements. In particular, our employees may access, use or disclose protected health information in compliance with the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and related regulations, which are collectively referred to as HIPAA, and/or related federal and state laws and regulations. As a business associate, we are directly liable for compliance with HIPAA's privacy and security requirements. We also have obligations under the business associate agreements that we are required to enter into with certain clients that are covered by HIPAA and certain subcontractors that we engage in connection with our business operations. Compliance efforts can be expensive and burdensome, and responses to enforcement activity can consume significant internal resources. If we fail to comply with our obligations under HIPAA and related federal and state laws and regulations, we may be subject to penalties, mitigation and breach notification expenses, private litigation and contractual damages, corrective action plans, resolution and monitoring agreements and related regulatory oversight and reputational harm.

***Fluctuations against the U.S. dollar in the local currencies in the countries in which we operate could have a material effect on our business, financial condition or results of operations.***

A majority of our revenues are in U.S. Dollars and our costs are primarily in local currencies, including the U.S. Dollar, Philippine Peso, Indian Rupee, Mexican Peso, Colombian Peso, Euro and Taiwanese Dollar. While we utilize hedging contracts for some local currencies, an appreciation of local currencies against the U.S. Dollar would cause a net adverse impact to our profitability. Historically, our exchange rate forward contracts were not designated hedges under Accounting Standards Codification Topic 815, Derivatives and Hedging. We began designating certain contracts as hedges during 2024. Because our financial statements are presented in U.S. Dollars and revenues are primarily generated in U.S. Dollars, whereas some portion of the cost is incurred in foreign currencies, any significant unhedged fluctuations in the currency exchange rates between the U.S. Dollar and the currencies of countries in which we incur costs in local currencies will affect our results of operations and financial statements. This may also affect the comparability of our financial results from period to period, as we convert our subsidiaries' statements of financial position into U.S. Dollars from local currencies at the period-end exchange rate, and income and cash flow statements at average exchange rates for the year. See Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Trends and Factors Affecting our Performance."

As we increase our revenues from non-U.S. sites or expand our solution delivery or back office footprint to other international locations, this effect may be magnified. We may in the future engage in additional hedging strategies in an effort to reduce the adverse impact of fluctuations in foreign currency exchange rates, which may not be successful. See also Part II, Item 7A "Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk."

***Our business depends on a strong brand and corporate reputation, and if we are not able to maintain and enhance our brand, our ability to maintain and expand our client base will be impaired and our business, financial condition and results of operations will be adversely affected.***

Our corporate reputation is a significant factor in our clients' and prospective clients' determination of whether to engage us. We believe the "TaskUs" brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented employees. However, our corporate reputation is susceptible to damage by actions or statements made by current or former employees or clients, competitors, vendors, adversaries in legal proceedings and government regulators, as well as members of the investment community and the media. Our reputation could also be harmed by our association with certain clients with high visibility in the public. There is a risk that negative information about our company, even if based on false rumor or misunderstanding, could adversely affect our business. In particular, damage to our reputation could be difficult and time consuming to repair, could make potential or existing clients reluctant to select us for new engagements, resulting in a loss of business, and could adversely affect our recruitment and retention efforts. Damage to our reputation could also reduce the value and effectiveness of our "TaskUs" brand name and investor confidence in us and result in a decline in the price of our Class A common stock.

***Pricing pressure may reduce our revenue or gross profits and adversely affect our business, financial condition or results of operations.***

The prices for our services and solutions may decline for a variety of reasons, including competition in our business and pricing leverage from clients. In particular, we tend to face increased pricing pressure from clients as we expand the existing services and solutions we provide to them. Further, our reliance on any individual client for a significant portion of our revenue may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service and solutions.

In addition, competition continues to increase in the markets in which we operate, and we expect competition to further increase in the future. If we are unable to maintain our pricing due to competitive pressures or other factors, our margins will be reduced and our gross profits, business, financial condition or results of operations would be adversely affected.

**Risks Related to Macroeconomic, Geographical and Political Conditions**

***Our business, financial condition and results of operations have been, and could in the future be, adversely affected by volatile, unfavorable or uncertain economic and political conditions, particularly in the markets in which our clients and operations are concentrated, and the effects of these conditions on our clients' businesses.***

Global macroeconomic and geopolitical conditions affect us, our clients' businesses and the markets in which we and they operate. Volatile, unfavorable and uncertain economic and political conditions have in the past compromised and could in the future compromise business confidence in the markets in which our clients and operations are concentrated, resulting in clients reducing, deferring or eliminating spending with us, which negatively affects our business. Growth and demand in the markets we or our clients serve could slow, stagnate or contract, in each case, for an extended period of time. Because we operate globally and have significant businesses in many markets, an economic slowdown in any of those markets could adversely affect our business, financial condition or results of operations.

Ongoing economic and political volatility and uncertainty and changing demand patterns affect our business in a number of other ways, including making it more difficult to accurately forecast client demand and effectively build our revenue and resource plans. Economic and political volatility and uncertainty is particularly challenging because it may take some time for the effects and changes in demand patterns resulting from these and other factors to manifest themselves in our business, financial condition or results of operations. Changing demand patterns from economic and political volatility and uncertainty or otherwise, including as a result of increasing geopolitical tensions, inflation, economic downturns, changes in consumer behavior, changes in government regulations, global health emergencies and their impact on us and our clients, could have a significant negative impact on our business, financial condition or results of operations.

***Natural events, health pandemics or epidemics, infrastructure breakdowns, wars, widespread civil unrest, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.***

Natural events (such as floods, wildfires, volcanic eruptions, typhoons, tsunamis and earthquakes), health pandemics or epidemics, wars, civil unrest, terrorist attacks and other acts of violence or war could result in significant worker absenteeism, increased attrition rates, lower asset utilization rates, voluntary or mandatory closure of our sites or other impacts to our operating models that may decrease our efficiency or profitability, our inability to meet dynamic employee health and safety requirements, our inability to meet contractual service levels for our clients, our inability to procure essential supplies, travel restrictions on our employees, and other disruptions to our business. A natural disaster, catastrophic event or public health pandemic or epidemic could cause us or our clients to suspend all or a portion of their operations for a significant period of time, result in a permanent loss of resources, or require the relocation of personnel and material to alternate sites that may not be available or adequate. The severity, magnitude and duration of such an event and its full economic consequences may be uncertain, rapidly change and pose an unpredictable ultimate impact on our business, financial condition or results of operations. Such events could also adversely affect global economies, worldwide financial markets and our clients' levels of business activity and could potentially lead to economic recession, which could impact our clients' purchasing decisions and reduce demand for our services and solutions and, consequently, adversely affect our business, financial condition, results of operations or cash flows.

In addition, global climate change is expected to result in certain natural disasters occurring more frequently or with greater intensity, such as tsunamis, cyclones, typhoons, drought, wildfires, sea-level rise, heavy rains and flooding. Any such disaster or series of disasters in areas where we have a concentration of sites, such as the Philippines, India or the United States, could significantly disrupt our operations and have a material adverse effect on our business, financial condition or results of operations. For example, a significant portion of our operations are located in or near Manila, Philippines, in sites that are in close proximity to each other. A natural disaster, fire, earthquake, volcanic activity, typhoon, tsunami, power interruption, work stoppage, outbreaks of pandemics or contagious diseases or other calamity in the Manila metropolitan area would significantly disrupt our ability to deliver our solutions and services and operate our business.

Our sites, key technology systems and data and voice communications may also be damaged or disrupted as a result of technical disruptions such as electricity or infrastructure breakdowns, including from additional stress relating to an increase in working from home and Wi-Fi usage and including damage to telecommunications cables, computer glitches, power failures and electronic viruses or human-caused events such as protests, riots, labor unrest, terrorist attacks and cyberattacks. Such events, or any natural or weather-related disaster, could lead to the disruption of information systems and telecommunication services for sustained periods. They also may make it difficult or impossible for employees to reach our sites. Any significant failure, damage or destruction of our equipment or systems, or any major disruptions to basic infrastructure such as power and telecommunications systems in the sites in which we operate, could impede our ability to provide solutions to our clients and thus adversely affect their businesses, have a negative impact on our reputation and may cause us to incur substantial additional expenses to repair or replace damaged equipment, internet server connections, information technology systems or sites. In addition, operations of our significant suppliers and distributors could be adversely affected if manufacturing, logistics or other operations in these locations are disrupted for any reason, such as those listed above, and, consequently, our operations could be adversely affected. Even if our operations are unaffected or recover quickly from any such events, if our clients cannot timely resume their own operations due to a catastrophic event, they may reduce or cancel their orders, which may adversely affect our results of operations. We may also be liable to our clients for disruption in service resulting from such damage or destruction. Any of these events, their consequences or the costs related to mitigation or remediation could have a material adverse effect on our business, financial condition, results of operations or prospects.

While we maintain property and business interruption insurance, our insurance coverage may not be sufficient to guarantee costs of repairing the damage caused by such disruptive events and such events may not be covered under our policies. Prolonged disruption of our services and solutions, even if due to events beyond our control, could also entitle our clients to terminate their contracts with us or result in other brand and reputational damages, which would have a material adverse effect on our business, financial condition, results of operations or prospects.

***Our operations in emerging markets subject us to greater economic, financial and banking risks than we would face in more developed markets.***

We have significant operations in certain emerging market economies, including the Philippines and India. Emerging markets are vulnerable to market and economic volatility to a greater extent than more developed markets, which presents risks to our business and operations. A significant portion of our revenues are generated by services for companies headquartered in the United States. However, many of our personnel and sites are located in lower cost locations, including emerging markets. This exposes us to foreign exchange risks relating to revenues, compensation, purchases, capital expenditures, receivables and other balance-sheet items. As we continue to leverage and expand our global delivery model into other emerging markets, a larger portion of our revenues and incurred expenses may be in currencies other than U.S. Dollars. Currency exchange volatility caused by economic instability or other factors could materially impact our results. See Part II, Item 7A "Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk."

The economies of certain emerging market countries where we operate have experienced periods of considerable instability and have been subject to abrupt downturns. We have cash in banks in countries where the banking sector generally does not meet the banking standards of more developed markets, bank deposits made by corporate entities are not insured, and the banking system remains subject to instability. A banking crisis, or the bankruptcy or insolvency of banks that receive or hold our funds, may result in the loss of our deposits or adversely affect our ability to complete banking transactions in that region. In addition, some countries where we operate may impose regulatory or practical restrictions on the movement of cash and the exchange of foreign currencies within their banking systems, which would limit our ability to use cash across our global operations and increase our exposure to currency fluctuations. Emerging market vulnerability, and especially its impact on currency exchange volatility and banking systems, could have a material adverse effect on our business, financial condition or results of operations.

**Risks Related to Our Growth and Business Strategies**

***We may face difficulties as we expand our operations into countries or industries in which we have no prior operating experience and in which we may be subject to increased business, economic and regulatory risks that could impact our business, financial condition or results of operations.***

We have continued to expand our international operations in order to maintain an appropriate cost structure and meet our clients' needs, which has included opening sites in new jurisdictions and providing our services and solutions in additional languages. We expect our continued expansion efforts will include expanding into countries other than those in which we currently operate and where we have less familiarity with local procedures. It may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. Additionally, we expect our growth strategies to include expanding into industries where we have less prior operating experience and which may be subject to regulation with which we are less familiar. Any new markets, industries or countries in which we attempt to provide our services and solutions may not be receptive. As we continue to expand our business into new countries or industries, we may encounter economic, regulatory, personnel, technological and other difficulties that increase our expenses or potential liability or delay our ability to commence our operations or become profitable in such countries or industries. This may affect our relationships with our clients and could have an adverse effect on our business, financial condition, results of operations or prospects.

Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems, and commercial markets. International expansion has required, and will continue to require, investment of significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

- compliance with applicable international laws and regulations, including laws and regulations with respect to privacy, data protection, consumer protection, and unsolicited email, and the risk of penalties to our clients and individual members of management or employees if our practices are deemed to be out of compliance;

- recruiting and retaining talented and capable employees, and maintaining our company culture across our sites;

- providing our services and solutions and operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our services and solutions to ensure that they are culturally appropriate and relevant in different countries;

- management of an employee base in jurisdictions, such as Mexico, Colombia, Greece and Ireland, that do not give us the same employment and retention flexibility as does the United States and that generally favor employees in labor disputes;

- operating in jurisdictions that do not protect intellectual property rights to the same extent as does the United States;

- compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory limitations on our ability to provide our platform in certain international markets;

- foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash earned outside the United States;

- political and economic instability;

- changes in diplomatic and trade relationships, including the imposition of new trade restrictions, trade protection measures, import or export requirements, trade embargoes and other trade barriers;

- double taxation of our international earnings and potentially adverse tax consequences due to changes in the income and other tax laws of the United States or the international jurisdictions in which we operate; and

- higher costs of doing business internationally, including increased accounting, travel, infrastructure, and legal compliance costs.

Compliance with laws and regulations applicable to our international operations substantially increases our cost of doing business in international jurisdictions. We may be unable to keep current with changes in laws and regulations. Although we have implemented policies and procedures designed to support compliance with these laws and regulations, there can be no assurance that we will always maintain compliance or that all of our employees, contractors, partners and agents will comply. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of our global operations successfully, our business, financial condition or results of operations could be adversely affected.

*We face substantial competition in our business.*

The markets in which we compete are highly competitive, highly fragmented and continuously evolving. We face competition from a variety of companies, including some of our own clients, and we expect competition to remain intense in the future. Our services and solutions may easily be replicated by our competitors, and our services can be moved from one provider to another.

Some of our existing and future competitors have or will have greater financial, human and other resources, longer operating histories, larger geographic presence, greater technological expertise and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs and reduce operating costs, or enter into similar arrangements with potential clients. Further, trends of consolidation in our industries and among competitors may result in new competitors with greater scale, a broader footprint, new, disruptive technologies or delivery models and price efficiencies attractive to our clients. Increased competition, our inability to compete successfully, pricing pressures or loss of market share could result in reduced operating profit margins and diminished financial performance, which would have a material adverse effect on our business, financial condition, results of operations or prospects.

*We may acquire or enter into partnerships or other transactions with other companies in pursuit of growth, which may divert our management's attention, result in dilution to our shareholders and consume resources that are necessary to sustain our business.*

As part of our business strategy, we regularly review potential strategic transactions, including potential acquisitions, investments, dispositions, consolidations, joint ventures, partnerships or similar transactions, some of which may be material or may otherwise impact our ownership structure and relationship with our Sponsor and Co-Founders. We expect to continue to evaluate potential strategic transactions on an ongoing basis.

Negotiating potential strategic transactions can be time consuming, difficult and expensive, and our ability to complete these transactions may be subject to conditions or approvals that are beyond our control. Consequently, these transactions, even if entered into and announced, may not ultimately be consummated, and any such failed consummation could adversely affect our stock price, business, financial condition and results of operations. For example, in October 2025, as a result of failing to receive stockholder approval, we terminated an Agreement and Plan of Merger, dated May 8, 2025, by and between us and Breeze Merger Corporation, which related to a proposed take private transaction of the Company by our Sponsor and out Co-Founders.

Even if successfully consummated, an acquisition, investment, disposition, consolidation, joint venture, partnership, new business or similar transaction may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, services, products, personnel, culture, or operations of acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the acquired company's technology is not easily compatible with ours or we have difficulty retaining the clients of any acquired business due to changes in management, culture, or otherwise. Historically, we have primarily grown our operations organically, and we do not have significant experience managing the acquisition of a business, including with diligence or integration. Mergers or acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any merger, acquisition, investment or similar partnership may not be realized or we may be exposed to unknown liabilities, including litigation against the companies we may acquire, for example from failure to identify all of the significant risks or liabilities associated with the target business.

Any of these risks could materially and adversely affect our business, financial condition, results of operations or prospects.

***In recent years, as we have operated on a large, global scale, we have not been able to sustain our past revenue growth rate or profitability, and we may not be able to return to our prior level of growth rate or profitability in the future.***

Although we experienced rapid revenue growth in previous periods, we have not been able to maintain that level of revenue growth in recent fiscal years and may not be able to return to our prior level of revenue growth or profitability in the future. Our revenue increased by 19.0% from $995.0 million in the fiscal year ended December 31, 2024 to $1,183.5 million in the fiscal year ended December 31, 2025 after increasing by 7.6% from $924.4 million in the fiscal year ended December 31, 2023 to $995.0 million in the fiscal year ended December 31, 2024. Our past rapid growth was fueled in part by the rapid growth of our major clients in high-growth industries, such as social media, meal delivery and transport, e-commerce and financial services. We may not be able to achieve or sustain revenue growth consistent with our recent history or at all. You should not consider our revenue growth in prior periods as indicative of our future performance. As we continue to grow our business, our revenue growth rates could continue to slow due to a number of factors, which may include slowing demand for our services, increasing competition or the impact of technological advancements, such as generative AI, decreasing growth of our overall market, our inability to engage and retain a sufficient number of skilled employees or otherwise scale our business, prevailing wages in the markets in which we operate or our failure, for any reason, to capitalize on growth opportunities. In addition, any slowdown in the growth of our major clients, or the industries that we serve, may adversely impact the rate of our revenue growth.

In addition, the industry in which we operate is continuously evolving. Competition, fueled by rapidly changing consumer demands and constant technological advancements, renders the industry in which we operate one in which success and performance metrics are difficult to predict and measure. Because services and technologies are rapidly evolving and each company within the industry can vary greatly in terms of the services it provides, its business model, and its results of operations, it can be difficult to predict how any company's services, including ours, will be received in the market. While enterprises have been willing to devote significant resources to incorporate new technologies and market practices into their business models, enterprises may not continue to spend any significant portion of their budgets on our services in the future. If our clients' demand for our services declines, as a result of economic conditions, market factors or shifts in the technology industry, our business would suffer and our financial condition or results of operations would be adversely affected.

**Risks Related to Labor, Employees and Management**

***The success of our business depends on our senior management and key employees.***

Our success depends on the continued service and performance of our senior management, particularly Bryce Maddock, our Co-Founder and Chief Executive Officer, and Jaspar Weir, our Co-Founder and President, other members of our senior management team, and other key employees. In each of the industries in which we participate, there is competition for experienced senior management and personnel with industry-specific expertise. We may not be able to retain our key personnel or recruit skilled personnel with appropriate qualifications and experience. The loss of key members of our personnel, particularly to competitors, could have a material adverse effect on our business, financial condition, results of operations or prospects.

We currently do not maintain key man life insurance for any of the members of our senior management team or other key employees. We also do not have long-term employment contracts with all of our key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily, on a timely basis or at all.

If any of our senior management team, key employees, sales executives or other key sales personnel joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and staff members to them, and our revenue may be materially adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, business practices or procedures by such personnel. Any non-competition, non-solicitation or non-disclosure agreements we have or might in the future have with our senior management or key employees might not provide effective protection to us in light of legal uncertainties and jurisdictional variations associated with the enforceability of such agreements.

***Increases in employee expenses as well as changes to labor laws could reduce our profit margin.***

We may not be successful in our attempt to control costs associated with salaries and benefits. For the fiscal year ended December 31, 2025, payroll and related costs accounted for approximately $782 million, or 66%, of our revenue. Employee benefits expenses in each of the countries in which we operate are a function of general macroeconomic factors such as inflation, the specific country's economic growth, level of employment and overall competition for qualified employees in the country. In addition, wage inflation, whether driven by macroeconomic factors, competition for talent or ordinary course pay increases, may increase our cost of providing services and reduce our profitability if we are not able to pass those costs on to our clients or charge premium prices. We may need to increase employee compensation more than in previous periods to remain competitive in attracting the quantity and quality of employees that our business requires, which may reduce our profit margins and have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects. In addition, wage increases or other expenses related to the termination of our employees may reduce our profit margins and have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects. If we expand our operations into new jurisdictions, we may be subject to increased operating costs, including higher employee compensation expenses in these new jurisdictions relative to our current operating costs, which could have a negative effect on our profit margin.

Furthermore, many of the countries in which we operate have labor protection laws, which may include statutorily mandated minimum annual wage increases, legislation that imposes financial obligations on employers and laws governing the employment of workers. These labor laws in one or more of the key jurisdictions in which we operate, particularly in the United States, the Philippines, India, Colombia, Mexico or others may be modified in the future in a way that is detrimental to our business. Recently, a number of state and local governments in the United States, as well as some jurisdictions outside of the United States, have increased the minimum wage for employees with other such laws proposed, and there have been various proposals discussed to increase the federal minimum wage in the United States. As minimum wage rates and the cost of living increase in jurisdictions in which we do business, we may need to increase the wages paid to our hourly team members. Further, should we fail to increase our wages competitively in response to increasing wage rates, our attrition could increase and the quality of our workforce could decline, causing our client service to suffer. Additionally, the U.S. Department of Labor previously issued regulations increasing the minimum threshold for overtime "exempt" employees, although such regulations were struck down in 2024 by the U.S. District Court of the Eastern District of Texas and it is not clear if or in what form such regulations may ultimately become effective. If labor laws like those described above become more stringent, we may experience a substantial increase in our payroll expense or be required to make other changes to our employment practices, which would likely reduce our profit margins and have a material adverse effect on our business, financial condition, results of operations or prospects.

Additionally, as we expand to other markets, some of those markets may have employment laws that provide greater job security, bargaining or other rights to employees than the laws in the United States, the Philippines, India or other countries where we currently do business. Such employment rights require us to work collaboratively with the legal representatives of the employees to effect any changes to labor arrangements. A strike, work stoppage or slowdown by our employees or significant dispute with our employees, whether or not related to negotiations, could result in a significant disruption of our operations or higher ongoing labor costs and could have a material adverse effect on our business, financial condition, results of operations or prospects and harm our reputation.

In addition, our employees may in the future elect to form unions and seek to bargain collectively. The likelihood of this depends on the jurisdiction and the number of employees in any particular location, as well as the continually evolving regulatory and political landscapes in the jurisdictions in which we do business. If employees at any of our sites unionize, our discretion to make certain employment decisions would be restricted and we may be required to raise wage levels or grant other benefits that could result in an increase in our compensation expenses, in which case our profitability may be adversely affected.

Our clients often dictate where they wish for us to locate the sites that serve their customers, such as "near-shore" jurisdictions located in close proximity to the United States or specific locations elsewhere in the world. There is no assurance that we will be able to find and secure locations suitable for operations in jurisdictions which meet our cost-effectiveness and security standards. Our inability to expand our operations to such locations may impact our ability to secure new and additional business from clients, and could adversely affect our growth or results of operations.

***We may fail to attract, hire, train and retain sufficient numbers of skilled employees in a timely fashion at our sites to support our operations, which could have a material adverse effect on our business, financial condition, results of operations or prospects.***

Our business relies on large numbers of trained and skilled employees at our sites, and our success depends to a significant extent on our ability to attract, hire, train and retain skilled employees. The outsourcing and technology industries generally experience high employee turnover. In addition, we compete for skilled employees not only with other companies in our industry, but also with companies in other industries, such as social media, meal delivery and transport, e-commerce, healthcare and financial services, among others. Increased competition for these employees, particularly in tight labor markets, remains high and we expect such competition to continue, and could have an adverse effect on our business. Additionally, a significant increase in the turnover rate among trained employees could increase our costs, including personnel expenses and training costs and decrease our operating profit margins and could have an adverse effect on our ability to complete existing contracts in a timely manner, meet client objectives and expand our business.

In addition, our failure to attract, train and retain personnel with the experience and skills necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully into our operations could have a material adverse effect on our business, financial condition, results of operations or prospects by impacting our ability to maintain and renew existing client engagements, obtain new business, and increase our margins.

Further, we may incur additional expenses in rehiring and retraining employees or bridging the gap between internal assignments, creating inelasticity of our labor costs relative to short-term movements in client demand. Additionally, the hiring and training of our employees in response to increased demand takes time and results in additional short-term expenses. These factors constrain our ability to adjust our labor costs for short-term movements in demand, which could have a material adverse effect on our business, financial condition or results of operations.

***There may be adverse tax and employment law consequences if the independent contractor status of some of our personnel or the exempt status of our employees is successfully challenged.***

In several countries, a small number of individuals provide services to us as independent contractors. In addition, we have now seen over 1,100,000 account registrations on TaskVerse, an open platform that connects a global community of freelancers to complete a variety of tasks in exchange for compensation. Freelancers who perform projects on the TaskVerse are not employees of TaskUs. The criteria to determine whether an individual is considered an independent contractor, an employee, or some other classification are typically fact sensitive and vary by jurisdiction, as can the interpretation of the applicable laws. If a government authority or court makes any adverse determination with respect to project classifications in general or one or more of our independent contractors specifically, we could incur significant costs, including for prior periods, in respect of tax withholding, social security taxes or payments, workers' compensation and unemployment contributions, and recordkeeping, or we may be required to modify our business model, any of which could materially adversely affect our business, financial condition or results of operations and increase the difficulty in attracting and retaining personnel.

**Risks Related to Our Clients and Client Contracts**

***If our clients decide to enter into or further expand insourcing activities in the future, or if current trends toward outsourcing services and/or outsourcing activities are reversed, our business, financial condition, results of operations or prospects may be materially adversely affected.***

Our current agreements with our clients do not prevent our clients from insourcing services that are currently outsourced to us, and none of our clients have entered into any non-compete agreements with us. Our current clients may seek to insource services similar to those we provide. Any decision by our clients to enter into or further expand insourcing activities in the future could cause us to lose a significant volume of business and may materially adversely affect our business, financial condition, results of operations or prospects.

Moreover, the trend towards outsourcing business processes may not continue and could be reversed by factors beyond our control, including negative perceptions attached to outsourcing activities, government regulations against outsourcing activities, or technological developments or improvements in automation that cause insourcing to be a more attractive economic option. Political opposition to outsourcing services and/or activities may also arise in certain countries if there is a perception that such actions have a negative effect on domestic employment opportunities.

In addition, our business may be adversely affected by potential new laws and regulations prohibiting or limiting outsourcing of certain core business activities of our clients in key jurisdictions in which we conduct our business, such as in the United States. The introduction of such laws and regulations or the change in interpretation of existing laws and regulations could adversely affect our business, financial condition, results of operations or prospects.

***The consolidation of our clients or potential clients may adversely affect our business, financial condition, results of operations or prospects.***

Consolidation of the potential users of our solutions may decrease the number of clients who contract for our solutions. Any significant reduction in or elimination of the use of the solutions we provide as a result of consolidation would result in reduced revenue to us and could harm our business. Such consolidation may encourage clients to apply increasing pressure on us to lower the prices we charge for our solutions, which could have a material adverse effect on our business, financial condition, results of operations or prospects.

***The terms of our client contracts or inaccurate forecasting may limit our profitability or enable our clients to reduce or terminate their use of our solutions.***

Some of our client contracts do not have minimum volume requirements, and the profitability of each client contract or work order has in the past fluctuated and may in the future fluctuate, sometimes significantly, throughout various stages of the program. Further, clients in some cases do not accurately forecast their demand for our services, which has resulted in and may in the future may result in over-hiring for certain campaigns without the ability to charge the client for these excess headcount costs, including severance and post-employment benefits. There can be no assurance that our clients will not terminate their contracts before their scheduled expiration dates, that the volume of services for these programs will not be reduced, that we will be able to avoid penalties or earn performance bonuses for our solutions, or that we will be able to terminate unprofitable contracts without incurring significant liabilities. For these reasons, there can be no assurance that our client contracts will be profitable for us or that we will be able to achieve or maintain any particular level of profitability through our client contracts. In addition, these risks make it more difficult to predict our financial results in future periods.

***We may be subject to liability claims if we breach our contracts, and our insurance may be inadequate to cover our losses.***

We are subject to numerous obligations in our contracts with our clients. Despite the procedures, systems and internal controls we have implemented to comply with our contracts, on occasion, we have in the past failed and may in the future fail to achieve these commitments, whether through a weakness in these procedures, systems and internal controls, negligence or the willful act of an employee or contractor, or other factors beyond our control, such as weaknesses in our clients' systems and security. Our insurance policies, including our cyber and errors and omissions insurance, may be inadequate to compensate us for the potentially significant losses that may result from claims arising from breaches of our contracts (including breaches that result in the unauthorized access to systems or disclosure of data), disruptions in our services, failures or disruptions to our infrastructure, catastrophic events, pandemics, disasters or otherwise. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management's attention.

***If our current insurance coverage is or becomes insufficient to protect against losses incurred, our business, financial condition or results of operations may be adversely affected.***

Although we maintain professional liability insurance, product liability insurance, commercial general and property insurance, crime insurance, business interruption insurance, workers' compensation coverage, and umbrella insurance for certain of our operations, our insurance coverage does not insure against all risks in our operations or all claims we may receive. Additionally, some types of insurance are not available on reasonable terms or at all in some countries in which we operate, and we cannot insure against damage to our reputation. Damage claims from clients or third parties brought against us or claims that we initiate due to a data security breach, the disruption of our business, litigation, or natural disasters, may not be covered by our insurance, may exceed the limits of our insurance coverage, and may result in substantial costs and diversion of resources even if insured. Furthermore, the assertion of one or more large claims against us, whether or not successful and whether or not insured, could materially adversely affect our reputation, business, financial condition or results of operations.

We provide services and solutions that are integral to our clients' businesses. If we were to default in the provision of any contractually agreed-upon services or solutions, our clients could suffer significant damages and make claims against us for those damages. We currently carry cyber and errors and omissions liability coverage in an amount we consider appropriate under the circumstances for all services we provide. To the extent client damages are deemed recoverable against us in amounts substantially in excess of our insurance coverage, or if our claims for insurance coverage are denied by our insurance carriers for any reason, including reasons beyond our control, there could be a material adverse effect on our revenue, business, financial condition or results of operations.

**Risks Related to Intellectual Property and Technology**

***Others could claim that we infringe, violate, or misappropriate their intellectual property rights, which may result in substantial costs, diversion of resources and management attention and harm to our reputation.***

Our success largely depends on our ability to use and develop our technology, tools, code, methodologies and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. We or our clients may be subject to claims that our services and solutions infringe, misappropriate, or violate the intellectual property rights of third parties, vendors, current and former employees, and independent contractors. In our contracts, we agree to indemnify our clients for expenses and liabilities resulting from third-party claims that our solutions infringe, misappropriate, or violate their intellectual property rights, in some cases excluding third party components. In some instances, the amount of these indemnity obligations may be greater than the revenues we receive from the client under the applicable contract. Further, our current and former employees and independent contractors could challenge our exclusive rights to the software and other technology they have developed in the course of their employment or engagement with us.

Any such claims, whether or not they have merit or are successful, may result in substantial costs, divert management attention and other resources, harm our reputation and prevent us from offering our solutions to clients. A successful claim against us could materially and adversely affect our business, resulting in our being required to enter into license agreements (if available on commercially reasonable terms or at all), substitute inferior or costlier technologies into our solutions, pay monetary damages or royalties and/or comply with an injunction against providing some or all of our solutions to clients.

We also license software from third parties. Other parties may claim that our use of such licensed software infringes their intellectual property rights. Although we seek to secure indemnification protection from our software vendors to protect us against such claims, not all of our vendors agree to provide us with sufficient indemnification protection, and even in the instances where we do secure such protection, it is possible that such vendors may not honor those obligations or that we may have a costly dispute with a vendor over such obligations.

***If we fail to adequately protect our intellectual property rights and proprietary information in the United States and abroad, our competitive position could be impaired and we may lose valuable assets, experience reduced revenues and incur costly litigation to protect our rights.***

We believe that our success is dependent, in part, upon protecting our intellectual property rights and proprietary information, including trade secrets. We rely on a combination of intellectual property rights, including trademarks, copyright, trade secrets, contractual restrictions and technical measures to establish and protect our intellectual property rights and proprietary information. However, the steps we take to protect our intellectual property rights and proprietary information may provide only limited protection and may not now or in the future provide us with a competitive advantage. Any of our intellectual property rights may be challenged by others and could be invalidated through administrative process or litigation. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create products and services that compete with our solutions, which may cause us to lose market share or render us unable to operate our business profitably. In addition, some contractual provisions protecting against unauthorized use, copying, transfer, and disclosure of our technology may be unenforceable under the laws of jurisdictions outside the United States and the laws of some countries do not protect intellectual property rights to the same extent as the laws of the United States, and as a result we may not be able to protect our technology and intellectual property in all jurisdictions in which we operate.

We engage in a number of measures designed to mitigate risks related to our intellectual property rights and proprietary information, including trade secrets, but there can be no guarantees that these measures will be effective in controlling access to or the distribution of our proprietary information. Further, these measures will not prevent potential competitors from independently developing technologies that may be substantially equivalent or superior to ours.

While our contracts with our clients provide that we retain the ownership rights to our pre-existing proprietary intellectual property, in some cases we may assign to clients intellectual property rights in and to some aspects of the work product developed specifically for these clients in connection with these projects. If we assign intellectual property rights to clients that may be more broadly useful in our business, that would limit or prevent our ability to use such intellectual property rights in our solutions.

We may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, including to protect our trade secrets. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation that we may enter into to protect and enforce our intellectual property rights, could make it more expensive for us to do business and adversely affect our operating results by delaying further sales or the implementation of our technologies, impairing the functionality of our solutions, delaying introductions of new features or applications or injuring our reputation.

***Our solutions use open source software, and any failure to comply with the terms of one or more applicable open source licenses could adversely affect our business, subject us to litigation, and create potential liability.***

Some of our solutions use software made available under open source licenses, and we expect to continue to incorporate open source software in our solutions in the future. Open source software is typically freely available, but is licensed under various requirements that bind the licensee. While the use of open source software may reduce development costs and speed up the development process, it may also present certain risks that may be greater than those associated with the use of third-party commercial software. For example, open source software is generally provided without any warranties, support or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. In addition, some license requirements may include that we offer our solutions that incorporate the open source software for no cost, that we make publicly available the source code for any modifications or derivative works we create based upon, incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. We cannot guarantee we comply with all obligations under these licenses. If the owner of the copyright in the relevant open source software were to allege that we had not complied with the conditions of one or more open source licenses, we could be required to incur significant expenses defending against such allegations, may be subject to the payment of damages, enjoined from further use of the software, required to comply with conditions of the license (which may include releasing the source code of our proprietary software to third parties without charge), or forced to devote additional resources to re-engineer all or a portion of our solutions to avoid using the open source software. Any of these events could create liability for us, damage our reputation, and have an adverse effect on our revenue, and operations.

***Our business relies heavily on owned and third-party technology and computer systems, which subjects us to various uncertainties.***

We rely heavily on sophisticated and specialized communications and computer technology coupled with third-party telecommunications and bandwidth providers to provide high-quality and reliable real-time solutions on behalf of our clients through our sites. We rely on client relationship management and other systems and technology in our contact center operations. Our operations, therefore, depend on the proper functioning of our and third parties' equipment and systems, including hardware and software. We also rely on the data services provided by local communication companies in the countries in which we operate as well as domestic and international service providers.

We may in the future experience system disruptions, outages, and other performance problems. These problems may be caused by a variety of factors, including infrastructure changes, earthquakes, terrorist attacks, war, floods, fires, power loss, telecommunication failures, vendor issues, software defects, human error, viruses, worms, security attacks (internal or external), fraud, spikes in customer usage, or denial of service attacks. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Because of the large amount of data that we collect and process in our systems, it is possible that these issues could result in data loss or corruption, or cause the data to be unavailable, incomplete or contain inaccuracies that our clients, their customers and other users regard as significant. Furthermore, the availability or performance of our solutions could also be adversely affected by our clients' and their customers' and other users' inability to access the internet. For example, our clients and their customers and other users access our solutions through their internet service providers. If a service provider fails to provide sufficient capacity to support our applications or otherwise experiences service outages, such failure could interrupt our clients' and their customers' and other users' access to our applications, which could adversely affect their perception of our applications' reliability and our revenues.

We seek to maintain sufficient capacity in our operations infrastructure to meet the needs of all of our clients and users, as well as our own needs, and to ensure that our services and solutions are accessible, including backup and redundancy mechanisms. Despite our efforts, any disruptions in the delivery of our services due to the failure of our systems, hardware or software, whether provided and maintained by third parties or our in-house teams, or due to interruptions in our data services or those of third parties that adversely affect the quality or reliability (or perceived quality or reliability) of our solutions or render us unable to handle increased volumes of client interaction during periods of high demand, may result in reduction in revenue, loss of clients, or require unexpected investments in new systems or technology to ensure that we can continue to provide high-quality and reliable solutions to our clients. These types of interruptions or failures could also adversely impact our timekeeping, scheduling, and workforce management applications, such as scheduling, forecasting and reporting applications and home build systems for employee timekeeping, scheduling and employee leave requests. The occurrence of any such interruption or unplanned investment could materially adversely affect our business, financial condition, results or operations or prospects.

In addition, in some areas of our business, we depend upon the quality and reliability of the services and products of our clients which we help sell to their end customers. If the services and solutions we provide to our clients through their services and products experience technical difficulties or quality issues, our clients may face difficulties selling their services and products to their end customers and we may have a harder time selling services and solutions to our clients, which could have an adverse impact on our business, financial condition or results of operations.

We further anticipate that it will be necessary to continue to invest in our technology and communications infrastructure to ensure reliability and maintain our competitiveness. This is likely to result in significant ongoing capital expenditures for maintenance as well as growth as we continue to grow our business. There can be no assurance that any of our information systems will be adequate to meet our future needs or that we will be able to incorporate new technology to enhance and develop our existing solutions. Moreover, investments in technology, including future investments in upgrades and enhancements to hardware or software, may not necessarily maintain our competitiveness. Our future success will also depend in part on our ability to anticipate and develop information technology solutions that keep pace with evolving industry standards and changing client demands.

***Our business prospects will suffer if we are unable to continue to anticipate our clients' needs by adapting to market and technology trends, investing in technology as it develops, and adapting our services and solutions to changes in technology and client expectations.***

Our success depends, in part, upon our ability to anticipate our clients' needs by adapting to market and technology trends. We may need to invest significant resources in research and development to maintain and improve our solutions, adapt to technological advancements, including AI, and respond to our clients' changing needs.  If we are unable to further refine and enhance our solutions or to anticipate innovation opportunities and keep pace with evolving technologies, including AI, in a timely manner or on a cost-effective basis, our solutions could become uncompetitive or obsolete and as a result our clients may terminate their relationship with us or choose to divert their business elsewhere, and our revenue may decline as a result. In addition, we may experience technical problems and additional costs as we introduce new solutions, deploy future iterations of our solutions and integrate new solutions with existing client systems and workflows. If any of these or related problems were to arise, our business, financial condition, results of operations or prospects could be adversely affected.

Our clients span industry verticals, including social media, e-commerce, gaming, streaming media, food delivery and ride sharing, technology, financial services and healthcare. If we are unable to successfully adapt our solutions to these industry verticals and reallocate our resources based on demand, if we are not successful in attracting successful clients in these industry verticals or expanding into new verticals, or if these industry verticals do not grow in line with our expectations, our potential growth opportunities could be compromised.

In the event we acquire or invest in new companies and those companies fail to obtain all intellectual property rights necessary to enable full use of intellectual property acquired, we may not realize the return on investment that we anticipate and may have exposure to claims for intellectual property misappropriation or infringement. Further, if we invest in new companies and key human resources needed to use the technology leave the company, we may not be able to realize the return on investment expected.

**Risks Related to Legal, Regulatory and Tax Matters**

***We are subject to laws and regulations in the United States and other countries in which we operate, including export restrictions, economic sanctions, the FCPA and similar anti-corruption laws. Compliance with these laws requires significant resources and non-compliance may result in civil or criminal penalties and other remedial measures.***

We are subject to many laws and regulations that restrict our international operations, including laws that prohibit activities involving restricted countries, organizations, entities and persons that have been identified as unlawful actors or that are subject to U.S. sanctions. The U.S. Office of Foreign Assets Control ("OFAC"), and other international bodies have imposed sanctions that prohibit us from engaging in trade or financial transactions with certain countries, businesses, organizations and individuals. Furthermore, we are subject to U.S. export controls, specifically the Export Administration Regulations, and the export controls of other jurisdictions. We are also subject to the FCPA, and anti-bribery and anti-corruption laws in other countries, which prohibit companies and their intermediaries from bribing government officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. We operate in many parts of the world that have experienced government corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices, although adherence to local customs and practices is generally not a defense under U.S. and other anti-bribery laws.

Our compliance program contains controls and procedures designed to ensure our compliance with the FCPA, OFAC and other sanctions, export controls and laws and regulations. The continuing implementation and ongoing development and monitoring of our compliance program is time consuming and expensive, and could result in the discovery of compliance issues or violations by us or our employees, independent contractors, subcontractors or agents of which we were previously unaware. In addition, due to uncertainties and complexities in the regulatory environment, we cannot ensure that regulators will interpret laws and regulations the same way we do, or that we will always be in full compliance with applicable laws and regulations.

Any violations of these or other laws, regulations and procedures by our employees, independent contractors, subcontractors and agents, including third parties we associate with or companies we acquire, could expose us to administrative, civil or criminal penalties, fines or business restrictions, which could have a material adverse effect on our business, financial condition or results of operations and could adversely affect our reputation and the market for shares of our Class A common stock and require certain of our investors to disclose their investment in us under certain state laws.

***Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.***

From time to time, we have been and may in the future be party to various claims and litigation proceedings, including class actions. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment.

The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have a material adverse effect on our financial position, cash flows or results of operations. Even when these claims are not meritorious, the defense of these claims may divert our management's attention, and may result in significant expenses. In addition, there can be no assurance that material losses will not be incurred from claims where potential losses have not yet been determined to be probable or possible and reasonably estimable.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery. Moreover, any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

***Our global operations expose us to numerous legal and regulatory requirements and failure to comply with such requirements, including unexpected changes to such requirements, could adversely affect our business, financial condition or results of operations.***

We service our clients' customers around the world. We are subject to numerous, and sometimes conflicting, legal regimes of the United States and foreign national, state and provincial authorities on matters as diverse as anti-corruption, content requirements, trade restrictions, tariffs, taxation, sanctions, immigration, internal and disclosure control obligations, securities regulation, anti-competition, data security, privacy, labor relations, wages and severance, and health care requirements. For example, our operations in the United States are, and our operations outside of the United States may also be, subject to U.S. laws on these diverse matters. U.S. laws may be different in significant respects from the laws of the Philippines and India, where we have significant operations, and other jurisdictions where we have operations or are seeking to expand. We also have expanded and may seek to expand operations in emerging market jurisdictions where legal systems are less developed or familiar to us. In addition, there can be no assurance that the laws or administrative practices relating to taxation (including the current position as to income and withholding taxes), foreign exchange, export controls, economic sanctions or otherwise in the jurisdictions where we have operations will not change. In addition, changes in tax laws in some jurisdictions may have a retroactive effect and we may be found to have paid less tax than required in such regions. Compliance with diverse legal requirements is costly, time consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations in connection with the performance of our obligations to our clients also could result in liability for significant monetary damages, fines or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights.

Although we take precautions to prevent our services from being provided or deployed in violation of such laws, our services could be provided inadvertently in violation of such laws despite the precautions we take, including usage by our clients in violation of our terms of service. We also cannot assure you that our employees, contractors, agents or other third parties will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible, including entering into contracts or agreements with third parties without our knowledge or consent that would result in such violation. If we fail to comply with these laws, we and our employees could be subject to civil or criminal penalties, including the possible loss of export privileges, monetary penalties, and, in extreme cases, imprisonment of responsible employees for knowing and willful violations of these laws. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise.

In addition, various countries regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our services and solutions or could limit our users' ability to access our services and solutions in those countries. Changes in our services and solutions, or future changes in export and import regulations may prevent our users with international operations from utilizing our services and solutions globally or, in some cases, prevent the export or import of our services and solutions to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our services and solutions by, or in our decreased ability to export or sell services and solutions to, existing or potential users with international operations. Any decreased use of our platform or limitation on our ability to export or sell our services and solutions could adversely affect our business, financial condition or results of operations.

***From time to time, some of our employees spend significant amounts of time at our clients' sites, often in foreign jurisdictions, which expose us to certain risks.***

Some of our projects require a portion of the work to be undertaken at our clients' facilities, which are often located outside our employees' countries of residence. The ability of our employees to work in locations around the world may depend on their ability to obtain the required visas and work permits, and this process can be lengthy and difficult. In addition to immigration laws, which are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions, regional or global circumstances or travel restrictions also affect our employees' ability to work in foreign jurisdictions. Additionally, we may become subject to taxation in jurisdictions where we would not otherwise be so subject as a result of the amount of time that our employees spend in any such jurisdiction in any given year. While we seek to monitor the number of days that our employees spend in each country to avoid subjecting ourselves to any such taxation, there can be no assurance that we will be successful in these efforts.

***Our business operations and financial condition could be adversely affected by negative publicity about offshore outsourcing or anti-outsourcing legislation in the countries in which our clients operate.***

Concerns that offshore outsourcing has resulted in a loss of jobs and sensitive technologies and information to foreign countries have led to negative publicity concerning outsourcing in some countries. Many organizations and public figures in the United States and Europe have publicly expressed concern about a perceived association between offshore outsourcing IT service providers and the loss of jobs in their home countries.

Current or prospective clients may elect to perform services that we offer, or may be discouraged from transferring these services to offshore providers such as ourselves, to avoid any negative perceptions that may be associated with using an offshore provider or for data privacy and security concerns. As a result, our ability to compete effectively with competitors that operate primarily out of facilities located in these countries could be harmed.

Governments and industry organizations may also adopt new laws, regulations or requirements, or make changes to existing laws or regulations, that could impact the demand for, or value of, our services. If we are unable to adapt the solutions we deliver to our clients to changing legal and regulatory standards or other requirements in a timely manner, or if our solutions fail to allow our clients to comply with applicable laws and regulations, our clients may lose confidence in our services and could switch to services offered by our competitors, or threaten or bring legal actions against us.

***Increases in income tax rates, changes in income or other tax laws, losses of tax incentives or disagreements with tax authorities could adversely affect our business, financial condition or results of operations.***

We are subject to income taxes in the United States and in certain foreign jurisdictions in which we operate. Increases in income tax rates, losses of tax incentives or other changes in income tax laws in any particular jurisdiction could reduce our after-tax income from such jurisdictions and could adversely affect our business, financial condition or results of operations. Our operations outside the United States generate a significant portion of our income and many of the other countries in which we have significant operations, have recently made or are actively considering changes to existing tax laws. For example, in August 2022, the Inflation Reduction Act (the "IRA") was signed into law, among other things, includes a 15% corporate minimum tax as well as a 1% excise tax on our corporate stock repurchases, subject to certain exceptions. The IRA applies to our repurchases pursuant to our stock repurchase plans that are in effect from time to time.

Various foreign jurisdictions are in the process of enacting Pillar Two legislation to adopt a minimum tax of 15% on the income arising in each jurisdiction in which large corporations operate and would apply to multinational companies with consolidated revenue above €750 million in at least two of the four preceding years. This is per the "Model Rules", which are also referred to as the "Anti Global Base Erosion" or "GloBE" rules as issued by the Organization for Economic Co-operations and Development. The increased focus of Pillar Two and various jurisdictions enacting new tax laws could have a material adverse effect on our effective tax rate, results of operations, cash flows and financial condition. The impact of this tax will depend on our facts in each year, anticipated guidance from the U.S. Department of the Treasury, and other developing global tax legislation. We will continue to monitor the impact of Pillar Two among the jurisdictions where we operate, and Pillar Two legislation has been adopted.

Additional changes in the U.S. tax regime or in how U.S. multinational corporations are taxed on foreign earnings, including changes in how existing tax laws are interpreted or enforced, could adversely affect our business, financial condition or results of operations.

We cannot predict the outcome of any specific legislative proposals or amendments to existing treaties. Since we operate or have operations in a number of foreign jurisdictions, our plans for expansion or our results of operations in such jurisdictions could be adversely affected if adopted proposals resulted in an increase in our tax burden, costs of our tax compliance or otherwise adversely affected our results of operations or cash flows. There are no assurances that we will be able to implement effective tax planning strategies to optimize our tax position following changes in tax laws globally. Our effective tax rate and our results of operations may be impacted by any changes in tax laws.

In addition, we are subject to periodic examination of our income tax returns by the IRS and other tax authorities around the world. There can be no assurance that the outcomes from these examinations will not have an adverse effect on our provision for income taxes and cash tax liability.

***If our favorable tax treatment is overturned, we may be subject to significant penalties.***

Several non-U.S. sites benefit from tax incentives or concessional rates provided by local laws and regulations.

The Company's Philippines sites are primarily located within special economic zones that benefit from favorable tax treatment provided by registrations with Philippine Economic Zone Authority ("PEZA") and the Philippine Board of Investment ("BOI"). These benefits vary from site to site and may include income tax holidays ("ITH"), reduced income taxes, and VAT zero rating incentives for purchase of goods and services directly related to operations. ITHs are conditional upon the Company meeting certain employment and investment thresholds. Two of our registered sites operate under ITH regime. The first site was granted an ITH in March 2023 that expires in March 2028. The ITH for the second site was granted last March 2025 and will expire in March 2029. The rest of the sites registered under PEZA or BOI operate under the reduced income tax rates regime. The Company is also subject to reduced income tax rates after the lapse of the income tax holidays. As of December 31, 2025, the Company has one site under TOPI that is not enjoying any income tax incentive. The impact of these tax holidays and reduced income tax rates decreased total foreign taxes by an estimated $4.3 million and $3.2 million for the years ended December 31, 2025 and 2024, respectively.

For India, the Company is entitled to an additional tax deduction under Sec 80JJAA equal to 30% of additional employee costs incurred in the course of business in the previous year for three assessment years.

In Mexico, for the years 2022, 2023 and 2024 the Company applied for Fiscal Stimulus for the Northern Border Region, a tax credit equivalent to one-third of the income tax incurred in a taxable year. This reduced the tax rate from 30% to 20% in those years. The Company will no longer be entitled to the benefit in 2025 since the minimum income source requirement is not met. Starting in 2022, by hiring older people and those with disabilities, a deduction to taxable income is applicable up to the amount equivalent to 25% of the salary paid to these hires.

For Croatia, the Company is entitled to use its tax pool credit for up to 50% of its corporate income tax liability. This incentive is contingent on maintaining specified local employment and asset expenditures.

Future changes in either tax incentives or concessional rates provided by local laws and regulations could require us to pay significant tax liabilities, and we may not have the available cash or borrowing capacity to make the payments, which could materially impair our ability to conduct our business.

### Environmental, social and governance ("ESG") matters may adversely affect our relationships with clients and investors and increase compliance costs.

There is an increasing focus from certain domestic and international lawmakers, regulators, investors, clients, employees and other stakeholders concerning ESG matters, including environment, climate, water, diversity and inclusion, human rights and governance transparency. Some of our clients have adopted, and others may adopt, policies or contractual provisions that require their suppliers to comply with ESG-related policies, practices and metrics. Certain investors are also requiring companies to disclose ESG-related policies, practices and metrics. In addition, various jurisdictions have adopted, or are developing, complex and lengthy ESG-related laws or regulations that may be difficult to comply with and will increase our direct compliance costs, as well as indirect costs passed on to us from our clients and suppliers. Further, there is an increasing number of state-level anti-ESG initiatives in the United States that may conflict with other regulatory requirements or our various stakeholders' expectations, as well as ongoing political changes throughout the jurisdictions in which we do business that could lead to new legislative and regulatory priorities or the roll-back of previous initiatives, any of which may impact the ESG landscape in unpredictable ways. If we fail, or are perceived to fail, to materially comply with or meet the evolving legal and regulatory requirements or expectations of our various stakeholders, we may be subject to litigation or enforcement actions, required to pay fines, face client-imposed penalties, or experience decreased customer demand or lose investors, any of which could harm our reputation or have a material adverse effect on our business, financial condition or results of operations.

### Risks Related to Finance and Accounting

### Our profitability will suffer if we are not able to maintain asset utilization levels, price appropriately and control our costs.

Our profitability is largely a function of the efficiency with which we utilize our assets, particularly our people and sites, and the pricing that we are able to obtain for our solutions. Our utilization rates are affected by a number of factors, including our ability to transition employees from completed projects to new assignments, hire and assimilate new employees, forecast demand for our services and solutions and thereby maintain an appropriate headcount in each of our locations and geographies, manage attrition, accommodate our clients' requests to shift the mix of delivery locations during the pendency of a contract, and manage resources for training, professional development and other typically non-billable activities. In addition, we rely in part on our clients' own forecasts when we forecast demand for our services and solutions, and we have in the past experienced, and may in the future experience, substantial variation from these forecasts in our clients' actual demand. If we are unable to manage our asset utilization levels, there could be a material adverse effect on our business, financial condition or results of operations.

The pricing of our services and solutions is usually included in statements of work entered into with our clients. We may not accurately price certain contracts to reflect the true cost of providing services. In certain cases, we have committed to pricing with limited to no sharing of risks regarding inflation and currency exchange rates. In addition, we are obligated under some of our contracts to deliver productivity benefits to our clients, such as reduction in handle time or response time.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and grow our business, we may not be able to effectively manage a significantly larger and more geographically diverse workforce and our profitability may suffer. Our cost management strategies also include improving the alignment between the demand for our services and our resource capacity, including our contact center utilization; the costs of service delivery; the cost of sales and general and administrative costs as a percentage of revenues; and the use of process automation for standard operating tasks. If we fail to accurately estimate future wage inflation rates, unhedged currency exchange rates or our costs, or if we fail to accurately estimate the productivity benefits we can achieve under a contract, it could have a material adverse effect on our business, financial condition or results of operations. If we are not effective in managing our operating and administrative costs in response to changes in demand and pricing for our services, or if we are unable to absorb or pass on to our clients the increases in our costs of operations, our business, financial condition or results of operations could be materially adversely affected.

***Our operating results may fluctuate from quarter to quarter due to various factors.***

Our operating results may vary significantly from one quarter to the next and our business may be impacted by factors such as client loss, the timing of new contracts and of new service or solution offerings, termination of existing contracts, variations in the volume of business from clients resulting from changes in our clients' operations, the business decisions of our clients regarding the use of our solutions, start-up costs, delays or difficulties in expanding our operating sites and infrastructure, delays or difficulties in recruiting, changes to our revenue mix or to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuation and seasonal changes in the operations of our clients. The financial benefit of gaining a new client may not be recognized at the intended time due to delays in the implementation of our solutions or negatively impacted due to an increase in the start-up costs. These factors may cause differences in revenues and income among the various quarters of any financial year, which means that the individual quarters of a year may not be predictive of our financial results in any other period.

***Portions of our business have long sales cycles and long implementation cycles, which require significant resources and working capital.***

Due to the nature of our business, our sales cycles often require a significant investment of capital, resources and time to allow us to educate potential clients on the value of our services and solutions and assess the feasibility of integrating our systems and processes with theirs. As a result, our selling cycle, which may continue for multiple years, is subject to many risks and delays over which we have little or no control, including our clients' decisions to choose alternatives to our solutions and timing of budget cycles and approval processes.

In addition, implementing our services and solutions involves a significant commitment of resources over an extended period. Our clients may also experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby further delaying the implementation process.

If we fail to close sales with potential clients to whom we have devoted significant time and resources, or if our current and future clients are not willing or able to invest the time and resources necessary to implement our services and solutions, our business, financial condition, results of operations or prospects could suffer.

***If we are unable to timely and effectively collect from clients for services performed, our cash flows or results of operations may be adversely affected.***

Our business depends on our ability to timely and effectively bill and collect payment from our clients. We typically bill and collect on relatively short cycles. We maintain provisions against receivables. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we may need to adjust our provisions. In addition, our assessment of the creditworthiness of our clients may differ from the actual creditworthiness of those clients at the time of such assessment. Macroeconomic conditions have caused financial difficulties for some of our clients and could result in financial difficulties for other clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions have caused some clients and could cause other clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could delay or reduce our collections.

Timely collection of fees for client services depends on our ability to complete our contractual commitments and subsequently effectively bill for and collect our contractual service fees. In addition, if we experience an increase in the time required to bill and collect for our services or if our clients are delayed in making payments or stop payments altogether, our cash flows could be adversely affected, which in turn could adversely affect our ability to make necessary investments and, therefore, could affect our business, financial condition or results of operations.

We are exposed to adverse changes in our clients' payment policies. If our clients implement policies which extend the payment terms of our invoices, our working capital levels could be adversely affected and our financing costs may increase. If we are unable to fund our working capital requirements, access financing at competitive rates or make investments to meet the expanding business of our existing and potential new clients, our business, financial condition, results of operations or prospects could be adversely affected.

During weak economic periods or times when our clients are materially impacted by natural disasters, pandemics or similar wide-scale events, there is an increased risk that our clients will file for bankruptcy protection under the U.S. Bankruptcy Code, which may harm our revenue, profitability, financial condition or results of operations. Although we may file claims for payment of amounts we are owed in these cases, we may not ultimately recover amounts owed. We also face risk from international clients that file for bankruptcy protection in foreign jurisdictions, particularly given that the application of foreign bankruptcy laws may be more difficult to predict. In addition, we may determine that the cost of pursuing any creditor claim outweighs the recovery potential of such claim. As a result, increases in client bankruptcy during weak economic periods or times when our clients are materially impacted by natural disasters, pandemics or similar wide-scale events could adversely affect our business, financial condition, results of operations or cash flows.

***We are subject to risks associated with our incurrence of debt.***

The Company is party to the 2022 Credit Agreement (as defined in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness") and may incur additional debt. An increase to our level of indebtedness could:

- require us to dedicate an increased portion of our cash flow from operations to payments on our indebtedness, which could reduce the availability of cash flow to fund acquisitions, start-ups, working capital, capital expenditures and other general corporate purposes;

- limit our ability to borrow money or sell stock for working capital, capital expenditures, debt service requirements and other purposes;

- limit our flexibility in planning for, and reacting to, changes in our industry or business;

- make us more vulnerable to unfavorable economic or business conditions; or

- limit our ability to take advantage of other business opportunities.

In the event we incur additional indebtedness, the risks described above could increase.

In addition, the interest rate on our 2022 Credit Facilities is variable. An increase in the variable rate used to determine the interest we are required to pay could have a material adverse effect on our business, financial condition, results of operations or prospects. See Part II, Item 7A, in this Annual Report, "Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk."

***Our ability to raise additional capital through traditional means may be limited or impractical, causing us to seek funds through other types of financing, including private or public equity or debt offerings, which may result in dilution and harm our business and our ability to compete.***

We may require additional capital to fund our operations and future growth, which may not be available to us on acceptable terms and on a timely basis, if at all. We may seek funds through borrowings or other financing, including private or public equity or debt offerings.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and our business, financial condition or results of operations could be materially adversely affected. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders.

Debt financing, if available, is likely to involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities receive any distribution of our corporate assets. We also could be required to seek funds through arrangements with partners or others that may require us to relinquish rights or jointly own some aspects of our technologies or products that we would otherwise pursue on our own.

***We track certain operational metrics with internal systems and tools and do not independently verify such metrics. Certain of our operational metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.***

We track certain operational metrics, including but not limited to net revenue retention rate, cNPS, eNPS, win rate and seat turn, with internal systems and tools that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges and uncertainties in measuring these metrics.

Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, if survey participation is not statistically significant or representative of the overall population, or if survey respondents are uncertain as to the confidentiality of their responses, the data we report may not be accurate. In addition, some of these metrics, such as win rate, are expected to fluctuate significantly from period to period based on timing of one or more client purchase decisions or other factors, which makes it difficult for us to accurately predict such metrics for any future period. Furthermore, we calculate our win rate on the basis of the total estimated annual revenue value for "won" and "lost" opportunities, which requires us to make judgments about the expected future revenue value of our client contracts at the time of such contracts, as well as the expected future revenue value of opportunities closed as "lost." These estimates for our "won" opportunities are not updated based on events that occur subsequent to entering into such contracts and do not account for the possibility that our clients may terminate such contracts for convenience with advance notice or reduce their use of our solutions. Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics are not accurate or complete representations of our business, or if investors do not perceive our operating metrics to be accurate or complete, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our operating and financial results could be adversely affected. Additionally, our operating metrics are not necessarily indicative of the historical performance of our business or the results that may be expected for any future period.

***Our sites operate on leasehold property, and our inability to renew our leases on commercially acceptable terms or at all may adversely affect our business, financial condition or results of operations.***

Our sites operate on leasehold property. Our leases are subject to renewal and we may be unable to renew such leases on commercially acceptable terms or at all. Our inability to renew our leases, or a renewal of our leases with a rental rate higher than the prevailing rate under the applicable lease prior to expiration, may cause an increase in operating costs and, in the in the event of non-renewal of our leases, may cause delays in relocation that could lead to a disruption in our operations.

**Risks Related to Ownership of our Class A Common Stock**

***Our Sponsor and our Co-Founders control us and their interests may conflict with ours or yours in the future.***

Our Sponsor and our Co-Founders beneficially owned approximately 96.9% of the combined voting power of our Class A common stock and Class B common stock as of December 31, 2025. Moreover, we nominated to our Board of Directors individuals designated by our Sponsor and our Co-Founders in accordance with the stockholders agreement we entered into in connection with our IPO. Our Sponsor and our Co-Founders retain the right to designate directors subject to the maintenance of certain ownership requirements in the Company. Even when our Sponsor and our Co-Founders cease to own shares of our stock representing a majority of the total voting power, for so long as our Sponsor and our Co-Founders continue to own a significant percentage of our stock, they will still be able to significantly influence or effectively control the composition of our Board of Directors and the approval of actions requiring stockholder approval through their voting power. Accordingly, for such period of time, our Sponsor and our Co-Founders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Sponsor continues to own a significant percentage of our stock, our Sponsor will be able to cause or prevent a change of control of our company or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock. Furthermore, a change in ownership composition and control by our Sponsor and Co-Founders due to a strategic transaction or other equity event, including due to the eventual expiration of the ten-to-one voting rights applicable to shares of Class B common stock held by our Sponsor and Co-Founders, could materially impact the Company's operations and your ownership of Class A common stock.

***The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our common stock prior to the completion of our IPO, and it may depress the trading price of our Class A common stock.***

Our Class A common stock has one vote per share and our Class B common stock has ten votes per share. Our Sponsor and our Co-Founders held in the aggregate 96.9% of the combined voting power of our Class A common stock and our Class B common stock as of December 31, 2025. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval so long as the shares of Class B common stock represent at least 9.1% of all outstanding shares of our Class A and Class B common stock. Each share of our Class B common stock may be convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers and upon the earlier of (i) June 10, 2028 and (ii) (x) with respect to our Sponsor, the first date on which the aggregate number of outstanding shares of our Class B common stock held by our Sponsor ceases to represent at least 5.0% of the aggregate number of our outstanding shares of common stock and (y) with respect to each Co-Founder, the first date on which the aggregate number of shares of our Class B common stock held by such Co-Founder ceases to represent at least 5.0% of the aggregate number of our outstanding shares of common stock. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. Furthermore, we cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity or other adverse consequences.

Future transfers or sales by holders of Class B common stock will generally result in those shares converting to Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation, including transfers effected for estate planning purposes where sole dispositive power and exclusive voting control with respect to the shares of Class B common stock is retained by the transferring holder. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those individual holders of Class B common stock who retain their shares in the long term.

***Our amended and restated certificate of incorporation does not limit the ability of our Sponsor to compete with us, and our Sponsor may have investments in businesses whose interests conflict with ours.***

Our Sponsor and its affiliates engage in a broad spectrum of activities, including investments in the businesses that may compete with us. In the ordinary course of their business activities, our Sponsor and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation provides that none of our Sponsor, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates has any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Sponsor also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsor may have an interest in our pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to us and our stockholders.

***We are a "controlled company" within the meaning of Nasdaq rules and, as a result, we qualify for exemptions from certain corporate governance requirements. To the extent we choose to rely on such exemptions, you will not have the same protections afforded to stockholders of companies that are subject to such requirements.***

Our Sponsor and our Co-Founders are parties to a stockholders agreement and, as of the date of this Annual Report, beneficially own approximately 96.9% of the combined voting power of all classes of our stock entitled to vote generally in the election of directors. As a result, we are a "controlled company" within the meaning of Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements. For example, controlled companies:

- are not required to have a Board of Directors that is composed of a majority of "independent directors," as defined under Nasdaq rules;

- are not required to have a compensation committee that is composed entirely of independent directors; and

- are not required to have director nominations be made, or recommended to the full Board of Directors, by our independent directors or by a nominations committee that is composed entirely of independent directors.

To the extent we choose to rely on these corporate governance exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

***We are currently an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors, or if our impending loss of emerging growth company status will make our Class A common stock less attractive to investors.***

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). We will remain an "emerging growth company" until December 31, 2026.

We take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors may find our Class A common stock less attractive because we rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our per share trading price may be materially adversely affected and more volatile.

Additionally, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective internal control over financial reporting could adversely affect the results of annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our annual reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

The Company will lose its status as an emerging growth company on December 31, 2026, the last day of the fiscal year following the fifth anniversary of its initial public offering. As a result, the Company will no longer be entitled to take advantage of the specified exempted reporting requirements after that date. These additional reporting requirements will increase our legal and financial compliance costs and are likely to make our reporting and disclosure process more time consuming and costly. We cannot predict if investors will find our Class A common stock less attractive because we may no longer rely on these exemptions.

***If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.***

The trading market for our Class A common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid.

***Our operating and financial performance has at times in the past, and may again in the future, fail to meet guidance that we provide to the public, which we believe has caused and may in the future cause the market price of our Class A common stock to decline.***

We have in the past and may, but are not obligated to, continue to provide public guidance on our expected operating and financial results for future periods. Any such guidance will consist of forward-looking statements subject to the risks and uncertainties described in this Annual Report and in our other public filings and public statements. At times our actual results have not been, and may in the future not always be, in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Class A common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

***The market price of shares of our Class A common stock has been, and may continue to be, volatile and may decline regardless of our operating performance, which could cause the value of your investment to decline.***

The market price of our Class A common stock has fluctuated significantly in response to numerous factors and may continue to be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. Additionally, purchases of our Class A common stock pursuant to our share purchase program, issuances of shares of our common stock pursuant to our equity plans and sales of our Class A common stock by us or our Sponsor or Co-Founders will affect the public float of our shares, and the impact of any such sales or repurchases on our stock price cannot be predicted with certainty. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock regardless of our operating performance. In addition, our operating results may fail to match our past performance and could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results, any decision by significant clients to terminate or reduce our services (including failure to renew their contracts with us), additions or departures of key management personnel, failure to meet analysts' earnings estimates, publication of research reports about our industry, the performance of direct and indirect competitors, technological advancements, including AI, that negatively impact our operating results, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals.

In the past, following periods of volatility in the overall market and the market price of a company's securities, including as a result of reports published by short sellers, securities class action litigation has often been instituted against these companies. These reports from short sellers are designed to create negative market momentum in order to profit from a decline in the market price of our Class A common stock. Such litigation that has or may again in the future be instituted against us, as well as responding to reports published by short sellers or other speculation in the press or the investment community, has and could again in the future result in substantial costs and a diversion of our management's attention and resources.

***Because there can be no assurance that we will pay cash dividends on our common stock, you may not receive any return on your investment unless you sell your Class A common stock for a price greater than that which you paid for it.***

We have not previously paid any cash dividends. On February 25, 2026, our Board of Directors declared a special cash dividend of $3.65 per share, payable on March 25, 2026. However, there can be no assurance that we will pay cash dividends in the future. The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general and economic conditions, our financial condition or results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our Board of Directors may deem relevant. In addition, our ability to pay dividends is limited by our existing indebtedness and may be limited by covenants of other indebtedness we or our subsidiaries incur in the future. As a result, you may not receive any return on an investment in our Class A common stock unless you sell your shares of our Class A common stock for a price greater than that which you paid for them.

***We may issue preferred stock whose terms could materially adversely affect the voting power or value of our Class A common stock.***

Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our Board of Directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

***You may be diluted by the future issuance of additional Class A common stock or Class B common stock in connection with our incentive plans, acquisitions or otherwise.***

As of December 31, 2025, we had approximately 2,449,101,000 shares of Class A common stock and approximately 194,967,000 shares of Class B common stock authorized but unissued. Our amended and restated certificate of incorporation authorizes us to issue these shares of Class A and Class B common stock and options, rights, warrants and appreciation rights relating to Class A and Class B common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion, whether in connection with acquisitions or otherwise. As of December 31, 2025, we had 3,599,988 shares of Class A common stock issuable in respect of outstanding stock options granted under the 2019 Stock Incentive Plan and the 2021 Omnibus Incentive Plan with a weighted average exercise price of $22.19 per share. We also had 4,206,877 shares of Class A common stock issuable in respect of outstanding restricted stock units, including awards with market conditions, granted under the 2021 Omnibus Incentive Plan, subject to increase in accordance with the terms of the evergreen provision of such plan. Additionally, we have 6,154,841 shares of Class A common stock available for grant under our 2021 Omnibus Incentive Plan.  Further, we have reserved 5,000,000 shares of Class A common stock under our Employee Stock Purchase Plan, approved by the stockholders in 2022. Any Class A or Class B common stock that we issue, including under current or future equity incentive plans, would dilute the percentage ownership held by the investors who purchase Class A common stock.

***If we or our Sponsor or Co-Founders sell shares of our Class A common stock (including upon conversion of Class B common stock) or are perceived by the public markets as intending to sell them, the market price of our Class A common stock could decline.***

We have filed registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock issuable in respect of equity awards issued pursuant to our 2019 Stock Incentive Plan and our 2021 Omnibus Incentive Plan, and in the future, we may file additional Form S-8s to cover additional equity awards. We have also filed a Form S-3 under the Securities Act to register equity and related securities, and we, or our Sponsor or Co-Founders as the selling shareholders named therein, may sell shares of Class A common stock pursuant to the Form S-3.  Shares registered under such registration statements will be available for sale in the open market.

The sale of substantial amounts of shares of our Class A common stock (including upon conversion of our Class B common stock) in the public or private markets, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for you to sell your Class A common stock in the future at a time and at a price that you deem appropriate, if at all.

We have issued, and in the future may again issue, our securities in connection with investments or acquisitions. The amount of shares of our Class A common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of Class A common stock. As restrictions on resale end, the market price of our shares of Class A common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities or to use our shares of Class A common stock as consideration for acquisitions of other businesses, investments or other corporate purposes.

***Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.***

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the merger or acquisition of our company more difficult without the approval of our Board of Directors. Among other things, these provisions:

- provide that our Board of Directors will be divided into three classes, as nearly equal in size as possible, with directors in each class serving three-year terms and with terms of the directors of only one class expiring in any given year;

- provide for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of the outstanding shares of our capital stock entitled to vote, if the parties to our stockholders agreement and their affiliates cease to beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors and provide that specified directors designated pursuant to the stockholders agreement may not be removed without cause without the consent of the specified designating party;

- our dual class common stock structure, which provides our holders of Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock and Class B common stock;

- provide that, subject to the rights of the holders of any preferred stock and the rights granted pursuant to the stockholders agreement, vacancies and newly created directorships may be filled only by the remaining directors, if the parties to our stockholders agreement and their affiliates cease to beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors;

- would allow us to authorize the issuance of shares of one or more series of preferred stock, including in connection with a stockholder rights plan, financing transactions or otherwise, the terms of which series may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

- prohibit stockholder action by written consent from and after the date on which the parties to our stockholders agreement and their affiliates cease to beneficially own at least 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors and require the consent of our Sponsor in any action by written consent;

- provide for certain limitations on convening special stockholder meetings;

- provide that the Board of Directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 66 2/3% or more of all of the outstanding shares of our capital stock entitled to vote, if the parties to our stockholders agreement and their affiliates beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors;

- provide that certain provisions of our amended and restated certificate of incorporation may be amended only by the affirmative vote of the holders of at least 66 2/3% in voting power of the outstanding shares of our capital stock entitled to vote thereon, if the parties to our stockholders agreement and their affiliates cease to beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors;

- establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

- provide that, subject to the rights of holders of any preferred stock and the terms of our stockholders agreement, the total number of directors shall be determined exclusively by resolution adopted by the Board.

We have opted out of Section 203 of the General Corporation Law of the State of Delaware (the "DGCL"); however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless the transaction fits within an enumerated exception, such as Board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. Our amended and restated certificate of incorporation provides that our Sponsor and its affiliates, and any of their respective direct or indirect transferees, and any group as to which such persons are a party, do not constitute "interested stockholders" for purposes of this provision. These anti-takeover provisions and other provisions under our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our Class A common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

***Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the sole and exclusive forums for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with the Company or the Company's directors, officers or other employees.***

Our amended and restated certificate of incorporation provides that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of our Company to the Company or the Company's stockholders, (iii) action asserting a claim against the Company or any current or former director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against us or any current or former director or officer of the Company governed by the internal affairs doctrine. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have provided consent to the forum provisions in our amended and restated certificate of incorporation. These choice-of-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable or convenient for disputes with the Company or the Company's directors, officers, other employees or stockholders, which may discourage such lawsuits. However, we note that there is uncertainty as to whether a court would enforce our forum selection provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find these provisions of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations or result in a diversion of the time and resources of our management and Board of Directors.

## Item 1B. Unresolved Staff Comments

None.

## Item 1C. Cybersecurity

*Cybersecurity Risk Management and Strategy*

We have developed a comprehensive cybersecurity program, modeled after the National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF), that forms a critical component of our overall risk management and business strategy and provides for a methodological approach to identifying, assessing and managing material risks from cybersecurity threats. Our risk assessment protocol considers both probability of occurrence and potential impact to our business and is predicated on the pillars of risk identification, analysis and mitigation. Execution of our cybersecurity program is coordinated by our management, dedicated cybersecurity employees and third-party providers. While no particular cybersecurity risk or incident has unilaterally influenced our strategy, we allocate a portion of our operational and capital budgets towards sustaining and improving our cybersecurity defense posture, in addition to maintaining tailored insurance coverage. We value the importance of safeguarding digital assets, ensuring trust, and operational continuity amidst evolving threats. By prioritizing cybersecurity, we endeavor to protect our interests and uphold our commitment to our stakeholders' security and privacy.

To evaluate the adequacy of our cybersecurity program, we apply various assessment techniques, such as continuous asset audit, vulnerability management, external attack surface management, source code review, a bug bounty program, threat hunting, red-team exercises, and direct engagement with functional leaders. We routinely examine our cybersecurity defenses through automated and manual vulnerability scanning to identify and correct critical vulnerabilities. In addition, we conduct regular testing to evaluate our security posture and the adequacy of our policy as a whole. We compare our cybersecurity program against industry standards and established frameworks, such as the NIST and Center for Internet Security. Further, we engage in cyber incident simulation exercises executed by senior management and IT/Information Security personnel, involving hypothetical cybersecurity incidents to test our cyber incident response processes. In addition to the foregoing internal review of our cybersecurity program, we periodically engage independent third parties to assess the risks associated with our information technology resources and information assets. Among other things, these independent parties analyze the effectiveness of controls over information technology resources and conduct penetration tests and scanning exercises to assess the performance of our cybersecurity systems and processes for qualifications under recognized industry standards and for annual certification under Payment Card Industry Data Security Standard (PCI DSS), HITRUST, SOC 2 Type II, and ISO 27001. We memorialize our findings and review the results of these assessments with management and, where appropriate, our Board of Directors. Relevant modifications are incorporated into our cybersecurity framework to ensure that our systems functionally align with our cybersecurity strategies. Additionally, as the threat environment evolves, we have continued to refine our cybersecurity program in response to prior cyber incidents that have specifically impacted us, and that have more expansively impacted other companies; for example, we have recently instituted an incentive program for reporting of fraud threats and modified our employee training programs.

Furthermore, we engage third-party vendors to support our cybersecurity program. Prior to onboarding, we review the cybersecurity risk profile of third party vendors to ensure that they employ appropriate safeguards to comply with our internal standards and current industry regulations. We classify IT service providers according to their risk and independently audit their security controls on a recurring basis based on the types of services provided and the extent and type of data accessed or processed by a third-party vendor. Furthermore, in certain instances, we include contractual provisions in our agreements with such vendors to implement best practices with respect to data and cybersecurity, as well as to provide us with rights to assess, monitor, audit and test such vendors' cybersecurity programs and practices and to mandate notice requirements in the event of a breach. We also closely monitor and manage third-party access to our internal systems and data.

For a discussion of how risks from cybersecurity threats affect our business, see Part I, Item 1A. "Risk Factors – Unauthorized or improper disclosure of personal or other sensitive information, or security breaches and incidents, whether inadvertent or purposeful, including as the result of a cyber-attack, could result in liability and harm our reputation, each of which could adversely affect our business, financial condition, results of operations and prospects" in this Annual Report.

*Cybersecurity Governance*

Our Board of Directors and management closely coordinate to execute on our cybersecurity strategy. Our Board of Directors oversees cybersecurity risk management as part of its oversight of our risk management framework, while the Audit Committee has primary responsibility for management of the risks facing our Company and oversight of the measures initiated by management to monitor and control such risks and reports to the Board of Directors. Our management team is responsible for the day-to-day oversight and management of cybersecurity risks, supported by our dedicated professionals responsible for cybersecurity, fraud, and compliance.

In 2026, we enhanced our cybersecurity governance structure with the addition of a Chief Information Security Officer (CISO) who reports directly to our Chief Executive Officer. Our CISO has primary responsibility for the day-to-day management of cybersecurity risks, leads the Information Security department, and operationalizes our Information Security Management System. Our CISO also leads our Information Security Council, which is composed of IT functional leads and is responsible for the periodic review of cybersecurity risks and operations of the information security management system.

The CIO and CISO meet regularly with the Audit Committee to review the company's management of information security risks, and the Audit Committee evaluates the adequacy of the Company's IT security program, compliance and controls with our CIO. Additionally, our Enterprise Risk Management Committee, which is composed of certain of our senior management, legal and operations teammates, provides senior management with sponsorship and guidance to ensure that overall risk management objectives are achieved, and our Enterprise Risk Management Committee regularly reports to the Board of Directors on matters within its purview.

Our current CISO has 38 years of management experience which includes 24 years of IT service delivery and global Cyber Operations and has an established track record for managing multi-shore, global information security teams that align and certify to the industry best practices as prescribed by the NIST Cyber Security Framework, NIST 800-53, and the International Standard Organization (ISO). We also have a Division Vice President of Information Security (DVP, Information Security) with substantial experience in cybersecurity operations, risk assurance and internal audit. Additionally, he holds multiple professional certifications including CISSP (certified information systems security professional), CISA (certified information systems auditor), CIA (certified internal auditor), CCSP (certified cloud security professional) and CRMA (certification in risk management assurance).

We have also developed an incident response plan, designed to identify suspected or confirmed information security or cybersecurity events based on the expected risk an event presents, and expediently move such information through the appropriate personnel and channels. The plan details the sequence of steps and relevant personnel, roles, communication procedures, and incident response process flows to be used in the event of an applicable incident. Our Disclosure Committee, which is composed of certain of our senior management, legal and operations teammates, plays an integral role in this process, by supervising external reporting of cybersecurity incidents. Among other items, our procedures require calling an ad hoc committee meeting within 24 hours of incident identification for incident materiality assessment and determination.

## Item 2. Properties

As of December 31, 2025, we leased approximately 2.3 million square feet of office space around the world, including our designated corporate headquarters located in New Braunfels, Texas. Our leases usually have a range of expiration dates from two to five years, and typically include a renewal option for an additional term. We operate from time to time in temporary sites to accommodate growth before new sites are available. We lease all of our properties and do not own any real property. We intend to procure additional space in the future as we continue to add employees and expand geographically.

## Item 3. Legal Proceedings

The information required with respect to this item can be found under Note 10, "Commitments and Contingencies" in the Notes to Consolidated Financial Statements included in this Annual Report and is incorporated by reference into this Item 3.

## Item 4. Mine Safety Disclosures

Not applicable.

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

*Market Information for Common Stock*

Our Class A common stock has been listed on the Nasdaq Stock Market LLC ("Nasdaq") under the symbol "TASK" since June 11, 2021. Prior to that time, there was no public market for our stock.

Our Class B common stock is not listed on any stock exchange nor traded on any public market.

*Holders of Record*

As of December 31, 2025, there were 112 stockholders of record of our Class A common stock, and the closing price of our Class A common stock was $11.79 per share as reported on the Nasdaq. Because many of our shares of Class A common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders. As of December 31, 2025, there were three stockholders of record of our Class B common stock.

*Dividend Policy*

We have no current plans to pay regular dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends is limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future.

On February 25, 2026, the Board of Directors declared a special cash dividend of $3.65 per share, payable on March 25, 2026.

*Issuer Purchases of Equity Securities*

During the three months ended December 31, 2025, our purchases of Class A common stock were as follows:

| Period | Total Number of Shares Purchased[1] | Average Price Paid per Share[2] | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (in thousands)[1] |
|---|---|---|---|---|
| October 1, 2025 through October 31, 2025 | — | $ — | — | $ 11,899 |
| November 1, 2025 through November 30, 2025 | — | — | — | 11,899 |
| December 1, 2025 through December 31, 2025 | — | — | — | — |
| Total | — | $ — | — | |

(1) On December 6, 2024, the Company announced a one-year extension of its share repurchase authorization, extending the previously authorized $200.0 million authorization through December 31, 2025. The share repurchase program was initially announced in September 2022 for up to $100.0 million of shares of our Class A common stock and capacity was increased to a total authorization of $200.0 million of shares of our Class A common stock (exclusive of any commissions, fees or excise taxes) in May 2023. The share repurchase program expired in accordance with its scheduled terms on December 31, 2025.

(2) Average price paid per share excludes commissions and other costs associated with the repurchases.

*Recent Sale of Unregistered Securities and Use of Proceeds*

None.

*Stock Performance Graph*

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act, or the Exchange Act.

The following graph shows a comparison of the cumulative total return for our Class A common stock, the Standard & Poor's ("S&P") 500 Index and the S&P IT Consulting and Other Services Index. The graph assumes that $100 was invested (with reinvestment of all dividends) at the market close on June 11, 2021, the date our common stock began trading on the Nasdaq, in our Class A common stock, the S&P 500 Index and the S&P IT Consulting and Other Services Index. The stock price performance of the following graph is not necessarily indicative of future stock price performance.



**Item 6. [Reserved]**

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations**

*The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included in Part II, Item 8 of this Annual Report on Form 10-K (this "Annual Report"). In addition to historical data, the following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in our forward-looking statements as a result of various factors, including but not limited to those discussed under "Cautionary Note Regarding Forward-Looking Statements" and disclosed or referenced in Part I, Item 1A "Risk Factors" in this Annual Report. The following discussion and analysis also includes a discussion of certain non-GAAP financial measures. For a description and reconciliation of the non-GAAP measures discussed in this section, see "—Non-GAAP Financial Measures" below.*

*This Annual Report includes certain historical consolidated financial and other data for TaskUs, Inc. ("we," "us," "our" or the "Company"). The following discussion provides a narrative of our financial condition and results of operations for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024. A discussion regarding our financial condition and results of operations for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 8, 2024, which is incorporated herein by reference.*

## Overview

We deliver outsourced digital services that power the companies shaping the future. By combining specialized human talent and intelligent technology, we solve complex operational challenges for global category leaders within AI, autonomous vehicles, robotics, social media, financial services, healthcare, and beyond. We enable our clients to elevate their customer experience, protect their platforms, and grow their brands. As of December 31, 2025, we supported approximately 200 clients.

Our global, omnichannel delivery model is focused on providing our clients three key services – Digital Customer Experience ("Digital CX"), Trust & Safety, and Artificial Intelligence ("AI") Services. 87% of our revenue for the year ended December 31, 2025 was delivered from non-voice, digital channels or omnichannel services which allow us to utilize resources efficiently, thereby driving higher profitability.

We have designed our platform to enable us to rapidly scale and benefit from our clients' growth. We believe our ability to deliver "ridiculously good" outsourcing will enable us to continue growing our client base. We use our strong reputation and expertise serving the digital economy to attract new innovators and enterprise-class brands looking to transform.

At TaskUs, culture is at the heart of everything we do. Many of the companies operating in the digital economy are well-known for their obsession with creating a world-class employee experience. We believe clients choose TaskUs in part because they view our company culture as aligned with their own, which enables us to act as a natural extension of their brands and gives us an advantage in the recruitment of highly engaged frontline teammates who produce better results.

## Business Highlights

During 2025, we won 34 new clients and achieved a 36% new client win rate, while increasing the scope of services provided to our current clients, with 67 current clients signing new statements of work. Since returning to revenue growth of 7.6% in 2024, our continuing focus on clients and focused investments in technology and talent has supported an acceleration of revenue growth to 19.0% while increasing our net income margin to 8.6%.

## 2025 Developments

*AI Investments*

Certain of our clients, including our largest client, have announced automation initiatives which include significant investments in generative AI. In some cases, TaskUs is supporting these initiatives, which may lead to revenue growth in the near term but may ultimately result in the automation of some services that TaskUs currently provides for these clients. We continue to pursue opportunities to transform our business, and create new, enduring revenue streams, in response to these developments. This includes our partnerships with developers of agentic AI technologies to help our clients seamlessly integrate advanced AI technologies into their customer experience operations. While certain of our clients' initiatives have driven revenue growth in recent quarters, there can be no assurance that our revenue will continue at the same level, or that revenue in other service offerings will not be negatively impacted by our clients' automation investments.

### *Recent Financial Highlights*

For the year ended December 31, 2025, we recorded service revenue of $1,183.5 million, a 19.0% increase from $995.0 million for the year ended December 31, 2024.

For the year ended December 31, 2025, we recorded net income of $102.3 million a 123.0% increase from $45.9 million for the year ended December 31, 2024, due primarily to higher revenue growth and the impact of foreign currency exchange rates, partially offset by higher cost of services. Adjusted Net Income for the year ended December 31, 2025 increased 27.8% to $151.7 million from $118.7 million for the year ended December 31, 2024. Adjusted EBITDA for the year ended December 31, 2025 increased 18.7% to $249.1 million from $209.9 million for the year ended December 31, 2024. For definitions and reconciliations to net income, the most directly comparable measure in accordance with GAAP, see "—Non-GAAP Financial Measures below."

Our operating results in any period are not necessarily indicative of the results that may be expected for any future period.

### Subsequent Events

For a description of subsequent events, see Note 17, "Subsequent Events" in the Notes to Consolidated Financial Statements included included in this Annual Report.

### Trends and Factors Affecting our Performance

There are a number of key factors and trends affecting our results of operations.

### New client wins and growing with our current clients

We won 34 new clients in 2025, and we achieved a 36% new client win rate for every dollar of new client opportunities we pursued. As our clients grow in size and the complexity of their outsourcing needs increases, we believe we have an opportunity to increase the addressable spend available to TaskUs through enhanced penetration of current services as well as cross-selling new services. We continue to see meaningful opportunities from recent industry consolidation as clients diversify their vendor networks. We are focused on capturing a larger share of their demand for specialized services that support and protect their brands. In 2025, 67 current clients signed new statements of work with us. As of December 31, 2025, we supported approximately 200 of the world's leading companies and generated revenue in excess of $1.0 million from 98 of these clients during 2025. We also made progress on our strategic goal of cross-selling our suite of specialized services to our client base, increasing the number of clients using more than one service line by 14% year-over-year to 73 clients.

### Expanded service offerings

We watch trends and work closely with current and potential clients to develop offerings that we believe align with our core competencies and present an attractive market opportunity. This approach has earned us the opportunity to support some of the most innovative companies and has enabled significant expansion opportunities with large global enterprises. During 2025, we focused on expanding the following specialized service offerings:

- *AI Deployment Management in the Field:* Working with autonomous vehicle and robotics companies to deploy and manage the performance of AI in real-world production environments.
- *AI Safety:* Evaluating and fine-tuning Large Language Models, ensuring client deployments remain compliant with evolving international safety standards and ethical guidelines. Providing an integrated approach that addresses the critical 'human-in-the-loop' requirement for developing trustworthy AI while reducing operational risks associated with generative technology for our clients.
- *Agentic AI Partnerships:* Partnering with agentic AI platform companies to apply agentic AI upfront to automate many simple, repetitive customer service functions, while providing human support from our talented experts.

### Expanding geographically

We expanded our presence to 31 sites in 13 countries as of December 31, 2025. During 2025, we significantly increased our Headcount in India, the Philippines and the Rest of World by approximately 3,300 employees, 2,600 employees and 800 employees, respectively. We plan to continue expanding our geographic footprint to drive growth with both existing and new clients, which may result in one-time costs that may impact profitability.

As we enter new geographies and make new capabilities available, clients may elect to move current work with TaskUs from one geography to another to optimize cost or provide additional business continuity to their operations. This allows us to serve our clients better in the long term in most cases and deepens our relationship as we tend to grow and operate over multiple geographies with our larger clients over time as they grow. As of December 31, 2025, we supported 78 clients from more than one geography, a decrease of 6% year-over-year. These changes in geographic mix may result in fluctuations in revenue and cost of service which are driven by the geography in which the work is being performed. These fluctuations align with our business model, which aims to deliver service out of the optimal geography for our clients. These fluctuations might be especially noticeable in a particular service line or geography on a period over period basis.

*Cost management and financial flexibility*

During the year ended December 31, 2025, we continued to focus on cost management and financial flexibility. We reviewed our cost structure and invested in process and technology improvements in order to drive efficiencies across functions. While we incurred certain costs associated with these activities, including severance in some cases, we believe these actions will have long-term benefits to the goal of enabling our future growth and profitability. These cost management activities enabled us to make investments in growth including resources in sales and marketing, global delivery locations, and the deployment of technologies.

During the year ended December 31, 2025, we generated net cash flow from operating activities of $137.2 million and Free Cash Flow of $73.7 million, respectively, resulting in an increase of cash and cash equivalents of $19.5 million, while reducing our debt. As of December 31, 2025, we had cash and cash equivalents totaling $211.7 million and $190.0 million of borrowing availability under the 2022 Revolving Credit Facility, which we believe positions us well to continue investing in our future growth and profitability.

*Hiring and retention of employees*

In order to efficiently and effectively provide services to our clients, we must be able to quickly hire, train and retain employees. We offer our employees competitive wages with annual increases and also invest in their well-being. Our employee benefits and employee engagement costs may vary from period to period based on employee participation. We seek to retain sufficient employees to serve our clients' increasing business needs and position ourselves for growth. We believe our focus on employee culture leads to lower employee attrition levels. Apart from driving our high client satisfaction and retention metrics, lower employee attrition leads to lower hiring and training costs and higher employee productivity. The voluntary attrition rate for employees who were employed by TaskUs for more than 180 days was 26.6% for the year ended December 31, 2025.

## Key Components of Our Results of Operations

### Service Revenue

We derive revenues from the following three service offerings:
- *Digital Customer Experience*: Principally consists of omnichannel customer care services, primarily delivered through digital (non-voice) channels. Also included in this offering are learning experience and sales and customer acquisition services.
- *Trust & Safety*: Principally consists of monitoring, reviewing and managing user and advertiser-generated content on online platforms to ensure it complies with community guidelines, legal regulations and platform specific policies. Also included in this offering are our services for risk management, compliance, identity management and fraud.
- *AI Services*: Principally consists of large language model support and high-quality data labeling services, annotation, context relevance and transcription services performed for the purpose of training and tuning machine learning algorithms, enabling them to develop cutting-edge AI systems.

As these services are delivered, we bill our clients on either time-and-materials, cost-plus, unit-priced, fixed-price, or outcome oriented basis. Service revenue from time-and-materials or cost-plus contracts is recognized as the services are performed. Service revenue from unit-priced contracts is recognized monthly as transactions are processed based on objective measures of output. Service revenue from fixed-price contracts is recognized monthly as service revenue is earned and obligations are fulfilled. Service revenue from outcome oriented contracts is recognized when it is reasonably certain that the desired outcome has been achieved.

### Operating expenses

#### Cost of services

Cost of services consists primarily of costs related to delivery of services, and consists primarily of personnel costs like salaries and wages, stock-based compensation expense and employee welfare. Additionally, cost of services includes expenses related to sites and technology, recruiting, professional development and employee engagement costs that can be directly attributed to the delivery of services.

#### Selling, general, and administrative

Selling expenses consist of personnel costs, travel expenses, and other expenses for our client services, sales and marketing teams. Additionally, it includes costs of marketing and promotional events, corporate communications, and other brand-building activities.

General and administrative expenses consist of personnel costs and related expenses for technology, human resources, legal, finance, global shared services, and executives as well as professional fees, insurance premiums, cloud-based capabilities and other corporate expenses.

*Depreciation*

Depreciation is computed on a straight-line basis over the estimated useful life of our property and equipment assets, generally three to five years or, for leasehold improvements, over the term of the lease, whichever is shorter.

*Amortization of intangible assets*

Amortization of intangible assets relates primarily to our client relationship and trade name intangibles, which are amortized over their useful lives using the straight-line method, which reflects the pattern of benefit, and assumes no residual value.

**Other income, net**

Other income, net primarily consists of gains and losses resulting from the remeasurement of U.S.-denominated accounts to foreign currency, gains and losses resulting from changes in the fair value of our foreign currency exchange rate forward contracts which are not designated as hedging instruments, as well as interest income.

**Financing expenses**

Financing expenses primarily consist of interest expenses related to our term loan as well as commitment fees related to the undrawn revolving credit facility.

**Provision for income taxes**

Provision for income taxes consists primarily of income taxes related to U.S. federal and state income taxes and income taxes in foreign jurisdictions in which we conduct business.

**Results of Operations**

**Comparison of the Years Ended December 31, 2025 and 2024**

The following table sets forth certain historical consolidated financial information for the years ended December 31, 2025 and 2024:

| (in thousands) | Year ended December 31, | | Period over Period Change | |
| --- | --- | --- | --- | --- |
| | 2025 | 2024 | ($) | (%) |
| Service revenue | $ 1,183,547 | $ 994,985 | $ 188,562 | 19.0 % |
| Operating expenses: | | | | |
| Cost of services | 736,361 | 602,898 | 133,463 | 22.1 % |
| Selling, general, and administrative expense | 244,888 | 239,585 | 5,303 | 2.2 % |
| Depreciation | 41,164 | 40,223 | 941 | 2.3 % |
| Amortization of intangible assets | 19,983 | 19,935 | 48 | 0.2 % |
| Loss (gain) on disposal of assets | 525 | (80) | 605 | NM |
| Total operating expenses | 1,042,921 | 902,561 | 140,360 | 15.6 % |
| Operating income | 140,626 | 92,424 | 48,202 | 52.2 % |
| Other income, net | (14,433) | (3,306) | (11,127) | 336.6 % |
| Financing expenses | 18,385 | 21,549 | (3,164) | (14.7)% |
| Income before income taxes | 136,674 | 74,181 | 62,493 | 84.2 % |
| Provision for income taxes | 34,399 | 28,311 | 6,088 | 21.5 % |
| Net income | $ 102,275 | $ 45,870 | $ 56,405 | 123.0 % |

NM = not meaningful

*Service revenue*

*Service revenue by service offering*

The following table presents the breakdown of our service revenue by service offering for each period:

| (in thousands) | Year ended December 31, | | Period over Period Change | |
| | 2025 | 2024 | ($) | (%) |
|---|---|---|---|---|
| Digital Customer Experience | $ 661,899 | $ 611,837 | $ 50,062 | 8.2 % |
| Trust & Safety | 307,430 | 248,041 | 59,389 | 23.9 % |
| AI Services | 214,218 | 135,107 | 79,111 | 58.6 % |
| Service revenue | $ 1,183,547 | $ 994,985 | $ 188,562 | 19.0 % |

*Digital Customer Experience* was primarily driven by an increase from existing clients, including Technology, Healthcare and Financial Services, partially offset by a decrease in On Demand Travel + Transportation. The remaining increase was primarily driven by new clients in Retail + E-Commerce and Technology.

*Trust & Safety* was primarily driven by an increase from existing clients, primarily in Social Media, partially offset by a decrease in On Demand Travel + Transportation.

*AI Services* was primarily driven by an increase from existing clients, primarily in Social Media, as well as On Demand Travel + Transportation.

*Service revenue by delivery geography*

We deliver our services from multiple locations around the world; however, the majority of our service revenues are derived from contracts that require payment in United States dollars, regardless of whether the clients are located in the United States.

The following table presents the breakdown of our service revenue by geographical location, based on where the services are provided:

| (in thousands) | Year ended December 31, | | Period over Period Change | |
| | 2025 | 2024 | ($) | (%) |
|---|---|---|---|---|
| Philippines | $ 638,042 | $ 563,032 | $ 75,010 | 13.3 % |
| United States | 132,058 | 117,773 | 14,285 | 12.1 % |
| India | 153,766 | 123,804 | 29,962 | 24.2 % |
| Rest of World | 259,681 | 190,376 | 69,305 | 36.4 % |
| Service revenue | $ 1,183,547 | $ 994,985 | $ 188,562 | 19.0 % |

*Philippines:* AI Services contributed 6.3% of the total increase primarily driven by clients in Social Media and On Demand Travel + Transportation. Digital Customer Experience contributed 5.1% of the total increase primarily driven by clients in Technology, Financial Services and Healthcare, partially offset by clients in Retail + E-Commerce and On Demand Travel + Transportation. Trust & Safety contributed 1.9% of the total increase primarily driven by clients in Social Media, partially offset by clients in Financial Services.

*United States:* AI Services contributed 22.0% of the total increase driven by clients in Social Media and On Demand Travel + Transportation. Trust & Safety contributed 1.5% of the total increase primarily driven by clients in Social Media. Digital Customer Experience reduced 11.4% of the total increase primarily driven by clients in Technology, On Demand Travel + Transportation, Financial Services and Healthcare.

*India:* Digital Customer Experience contributed 22.9% of the total increase primarily driven by clients in On Demand Travel + Transportation, Retail + E-Commerce, Healthcare, Technology and Professional Services + Industry, partially offset by clients in Financial Services. AI Services contributed 7.6% of the total increase primarily driven by clients in Social Media. Trust & Safety reduced 6.3% of the total increase primarily driven by clients in Social Media and On Demand Travel + Transportation.

*Rest of World:* Trust & Safety contributed 28.6% of the total increase primarily driven by clients in Social Media and Financial Services. AI Services contributed 4.4% of the total increase primarily driven by clients in Social Media and Entertainment + Gaming. Digital Customer Experience contributed 3.4% of the total increase primarily driven by clients in Technology, Financial Services and Professional Services + Industry, partially offset by clients in On Demand Travel + Transportation and Retail + E-Commerce. Growth in the Rest of World was driven by Latin America and Europe.

### Operating expenses

#### Cost of services

The increase was primarily driven by higher personnel costs of $108.2 million associated with increased headcount and facilities costs associated with site expansion. The remaining increase includes employee engagement and transportation costs. These increases were partially offset by realized gains on cash flow hedges of $4.1 million.

#### Selling, general, and administrative expense

The increase was primarily driven by transaction costs of $11.9 million and operational efficiency costs of $2.4 million. The remaining increase includes higher employee and client engagement expenses. These increases were partially offset by a reduction of litigation costs of $15.4 million and personnel costs of $1.0 million, including a $11.0 million reduction in stock-based compensation expense.

#### Loss (gain) on disposal of assets

The change was primarily driven by the write-off of software due to the determination that it would no longer be used in our operations or provide future economic benefit.

### Other income, net

Increase is due primarily to higher interest income. This increase was partially offset by changes driven by our exposure to foreign currency exchange risk resulting from our operations in foreign geographies, offset by economic hedges using foreign currency exchange rate forward contracts. See Part II, Item 7A., "Quantitative and Qualitative Disclosures About Market Risk" in this Annual Report for additional information on how foreign currency impacts our financial results.

### Financing expense

Changes in financing expense are primarily driven by changes in the rate of SOFR used to calculate the interest rate of our debt, as well as quarterly payments. See "—Liquidity and Capital Resources—Indebtedness—2022 Credit Agreement" for additional information.

### Provision for income taxes

Our effective tax rate for the years ended December 31, 2025 and 2024 was 25.2% and 38.2%, respectively. Costs related to the issuance of stock-based compensation, litigation costs, transaction costs, severance and operational efficiency costs within the provision for income taxes calculation are adjusted for Non-GAAP purposes. If those costs are removed, the provision for income taxes would have been $43.6 million and $35.0 million and the effective tax rate would have been 23.9% and 26.4% for the years ended December 31, 2025 and December 31, 2024, respectively.

### Revenue by Top Clients

The table below sets forth the percentage of our total service revenue derived from our largest clients for the years ended December 31, 2025 and 2024:

| | Year ended December 31, | |
| --- | --- | --- |
| | **2025** | **2024** |
| Top ten clients | 58 % | 56 % |
| Top twenty clients | 71 % | 68 % |

For the years ended December 31, 2025 and 2024, we generated 26% and 22%, respectively, of our service revenue from our largest client.

Many of our clients are part of the rapidly growing digital economy and they rely on our suite of digital solutions to drive their continued success. For our existing clients, we benefit from our ability to cross sell new solutions and provide service in multiple geographies, further deepening our entrenchment. We continue to identify and target high growth industry verticals and clients. Our strategy is to win new clients and further grow with our existing ones in order to achieve meaningful client and revenue diversification over time.

### Foreign Currency

As a global company, we face exposure to movements in foreign currency exchange rates. Fluctuations in foreign currencies impact the amount of total assets, liabilities, revenue, operating expenses and cash flows that we report for our foreign subsidiaries upon the translation of these amounts into U.S. Dollars. See Item 7A., "Quantitative and Qualitative Disclosures About Market Risk" for additional information on how foreign currency impacts our financial results.

**Key Operational Metrics**

We regularly monitor the below operating metrics in order to measure our current performance and estimate our future performance:

| | Year ended December 31, | |
|---|---|---|
| | **2025** | **2024** |
| Headcount (approx. at period end) | 65,500 | 59,000 |
| Net revenue retention rate[1] | 113 % | 102 % |

(1) "Net revenue retention rate" is an important metric we calculate annually to measure the retention and growth in the use of our services by our existing clients. Our net revenue retention rate as of a given fiscal year is calculated using a measurement period consisting of the two consecutive fiscal years ending with and including the most recent applicable fiscal year. Next, we define our "base cohort" as the population of clients that were using our services during the entire 12-month period of the first year of the measurement period. Net revenue retention rate is calculated as the quotient obtained by dividing (a) the revenue generated by the base cohort in the second year of measurement by (b) the revenue generated by the base cohort in the first year of measurement.

**Non-GAAP Financial Measures**

We use Adjusted Net Income, Adjusted Earnings Per Share ("EPS"), EBITDA, Adjusted EBITDA, Free Cash Flow and Conversion of Adjusted EBITDA to Free Cash Flow, as key measures to assess the performance of our business.

Each of the measures are not recognized under accounting principles generally accepted in the United States of America ("GAAP") and do not purport to be an alternative to net income or cash flow as a measure of our performance. Such measures have limitations as analytical tools, and you should not consider any of such measures in isolation or as substitutes for our results as reported under GAAP. Additionally, Adjusted Net Income, Adjusted EPS, EBITDA and Adjusted EBITDA exclude items that can have a significant effect on our profit or loss and should, therefore, be used in conjunction with profit or loss for the period. Our management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, these measures may not be comparable to other similarly titled measures of other companies.

*Adjusted Net Income*

Adjusted Net Income is a non-GAAP profitability measure that represents net income or loss for the period before the impact of amortization of intangible assets and certain items that are considered to hinder comparison of the performance of our business on a period-over-period basis or with other businesses. During the periods presented, we excluded from Adjusted Net Income amortization of intangible assets, transaction costs, operational efficiency costs, the effect of foreign currency gains and losses, gains and losses on disposals of assets, certain severance costs, certain non-recurring litigation costs, stock-based compensation expense and associated employer payroll tax and the related effect on income taxes of certain pre-tax adjustments, which include costs that are required to be expensed in accordance with GAAP. Our management believes that the inclusion of supplementary adjustments to net income applied in presenting Adjusted Net Income are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future.

The following table reconciles net income, the most directly comparable GAAP measure, to Adjusted Net Income for the years ended December 31, 2025 and 2024:

| (in thousands, except %) | Year ended December 31, | | Period over Period Change | |
| | 2025 | 2024 | ($) | (%) |
|---|---|---|---|---|
| Net income | $ 102,275 | $ 45,870 | $ 56,405 | 123.0 % |
| Amortization of intangible assets | 19,983 | 19,935 | 48 | 0.2 % |
| Transaction costs[1] | 11,899 | — | 11,899 | 100.0 % |
| Operational efficiency costs[2] | 2,383 | — | 2,383 | 100.0 % |
| Foreign currency losses[3] | (8,029) | 1,302 | (9,331) | NM |
| Loss (gain) on disposal of assets | 525 | (80) | 605 | NM |
| Severance costs[4] | 1,515 | 487 | 1,028 | 211.1 % |
| Litigation costs[5] | — | 15,423 | (15,423) | (100.0)% |
| Stock-based compensation expense[6] | 30,404 | 42,391 | (11,987) | (28.3)% |
| Tax impacts of adjustments[7] | (9,246) | (6,644) | (2,602) | 39.2 % |
| Adjusted Net Income | $ 151,709 | $ 118,684 | $ 33,025 | 27.8 % |
| Net Income Margin[8] | 8.6 % | 4.6 % | | |
| Adjusted Net Income Margin[8] | 12.8 % | 11.9 % | | |

NM = not meaningful

(1) Represents non-recurring professional service fees related to the take-private transaction that have been expensed during the period.

(2) Represents professional service fees related to certain efforts to enhance efficiency of client delivery and operations support.

(3) Represents the effect of fair market value changes of forward contracts not designated as hedging instruments and remeasurement of U.S. dollar-denominated accounts to foreign currency.

(4) Represents severance payments as a result of certain cost optimization measures we undertook during the period to restructure support roles.

(5) Represents only those litigation costs that are considered non-recurring and outside of the ordinary course of business.

(6) Represents stock-based compensation expense, as well as associated payroll tax.

(7) Represents tax impacts of adjustments to net income which resulted in a tax benefit during the period, including stock-based compensation, transaction costs, operational efficiency costs, litigation costs and severance. After these adjustments, we applied a non-GAAP effective tax rate of 23.9% and 26.4% for the year ended December 31, 2025 and 2024, respectively, to non-GAAP income before income taxes.

(8) Net Income Margin represents net income divided by service revenue and Adjusted Net Income Margin represents Adjusted Net Income divided by service revenue.

### *Adjusted EPS*

Adjusted EPS is a non-GAAP profitability measure that represents earnings available to shareholders excluding the impact of certain items that are considered to hinder comparison of the performance of our business on a period-over-period basis or with other businesses. Adjusted EPS is calculated as Adjusted Net Income divided by our diluted weighted-average number of shares outstanding. Our management believes that the inclusion of supplementary adjustments to earnings per share applied in presenting Adjusted EPS are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future.

The following table reconciles GAAP diluted EPS, the most directly comparable GAAP measure, to Adjusted EPS for the years ended December 31, 2025 and 2024:

| | Year ended December 31, | |
| | 2025 | 2024 |
|---|---|---|
| GAAP diluted EPS | $ 1.10 | $ 0.50 |
| Per share adjustments to net income[1] | 0.53 | 0.79 |
| Adjusted EPS | $ 1.63 | $ 1.29 |
| | | |
| Weighted-average common stock outstanding – diluted | 93,025,189 | 92,304,270 |

(1) Reflects the aggregate adjustments made to reconcile net income to Adjusted Net Income, as noted in the above table, divided by the GAAP diluted weighted-average number of shares outstanding for the relevant period.

### EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP profitability measure that represents net income or loss for the period before the impact of the benefit from or provision for income taxes, financing expenses, depreciation, and amortization of intangible assets. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting financing expenses), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense).

Adjusted EBITDA is a non-GAAP profitability measure that represents EBITDA before certain items that are considered to hinder comparison of the performance of our business on a period-over-period basis or with other businesses. During the periods presented, we excluded from Adjusted EBITDA transaction costs, operational efficiency costs, the effect of foreign currency gains and losses, gains and losses on disposals of assets, certain severance costs, certain non-recurring litigation costs, stock-based compensation expense and associated employer payroll tax and interest income, which include costs that are required to be expensed in accordance with GAAP. Our management believes that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future.

The following table reconciles net income, the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDA for the years ended December 31, 2025 and 2024:

| (in thousands, except %) | Year ended December 31, | | Period over Period Change | |
| --- | --- | --- | --- | --- |
| | 2025 | 2024 | ($) | (%) |
| Net income | $ 102,275 | $ 45,870 | $ 56,405 | 123.0 % |
| Provision for income taxes | 34,399 | 28,311 | 6,088 | 21.5 % |
| Financing expenses | 18,385 | 21,549 | (3,164) | (14.7)% |
| Depreciation | 41,164 | 40,223 | 941 | 2.3 % |
| Amortization of intangible assets | 19,983 | 19,935 | 48 | 0.2 % |
| EBITDA | 216,206 | 155,888 | 60,318 | 38.7 % |
| Transaction costs[1] | 11,899 | — | 11,899 | 100.0 % |
| Operational efficiency costs[2] | 2,383 | — | 2,383 | 100.0 % |
| Foreign currency losses[3] | (8,029) | 1,302 | (9,331) | NM |
| Loss (gain) on disposal of assets | 525 | (80) | 605 | NM |
| Severance costs[4] | 1,515 | 487 | 1,028 | 211.1 % |
| Litigation costs[5] | — | 15,423 | (15,423) | (100.0)% |
| Stock-based compensation expense[6] | 30,404 | 42,391 | (11,987) | (28.3)% |
| Interest income[7] | (5,829) | (5,544) | (285) | 5.1 % |
| Adjusted EBITDA | $ 249,074 | $ 209,867 | $ 39,207 | 18.7 % |
| Net Income Margin[8] | 8.6 % | 4.6 % | | |
| Adjusted EBITDA Margin[8] | 21.0 % | 21.1 % | | |

NM = not meaningful

(1) Represents non-recurring professional service fees related to the take-private transaction that have been expensed during the period.

(2) Represents professional service fees related to certain efforts to enhance efficiency of client delivery and operations support.

(3) Represents the effect of fair market value changes of forward contracts not designated as hedging instruments and remeasurement of U.S. dollar-denominated accounts to foreign currency.

(4) Represents severance payments as a result of certain cost optimization measures we undertook during the period to restructure support roles.

(5) Represents only those litigation costs that are considered non-recurring and outside of the ordinary course of business.

(6) Represents stock-based compensation expense, as well as associated payroll tax.

(7) Represents interest earned on short-term savings, time-deposit and money market funds.

(8) Net Income Margin represents net income divided by service revenue and Adjusted EBITDA Margin represents Adjusted EBITDA divided by service revenue.

### *Free Cash Flow*

Free Cash Flow is a non-GAAP liquidity measure that represents our ability to generate additional cash from our business operations. Free Cash Flow is calculated as net cash provided by operating activities in the period minus cash used for purchase of property and equipment in the period. Our management believes that the inclusion of this non-GAAP measure, when considered with our GAAP results, provides management and investors with an additional understanding of our ability to generate additional cash for ongoing business operations and other capital deployment.

The following table reconciles net cash provided by operating activities, the most directly comparable GAAP measure, to Free Cash Flow for the years ended December 31, 2025 and 2024:

|  | Year ended December 31, | |
| --- | --- | --- |
|  | **2025** | **2024** |
| Net cash provided by operating activities | $ 137,215 | $ 138,888 |
| Purchase of property and equipment | (63,500) | (39,104) |
| Free Cash Flow | $ 73,715 | $ 99,784 |
| Conversion of Adjusted EBITDA to Free Cash Flow[1] | 29.6 % | 47.5 % |

(1) Conversion of Adjusted EBITDA to Free Cash Flow represents Free Cash Flow divided by Adjusted EBITDA.

## Liquidity and Capital Resources

As of December 31, 2025, our principal sources of liquidity were cash and cash equivalents totaling $211.7 million, which were held for working capital purposes, as well as the available balance of our 2022 Credit Facilities, described further below. Historically, we have made investments in supporting the growth of our business, which were enabled in part by our positive cash flows from operations during these periods. We expect to continue to make similar investments in the future.

We have financed our operations primarily through cash received from operations. We believe our existing cash and cash equivalents and our 2022 Credit Facilities will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements will depend on several factors, including but not limited to our obligation to repay any amounts outstanding under our 2022 Credit Facilities, our revenue growth rate, timing of client billing and collections, the timing of expansion into new geographies, variability in the cost of delivering services in our geographies, the timing and extent of spending on technology innovation, the extent of our sales and marketing activities, and the introduction of new and enhanced service offerings and the continuing market adoption of our platform.

To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. If we are unable to raise additional funds when desired, our business, financial condition and results of operations could be adversely affected.

Potential investments in, or acquisitions of, complementary businesses, applications or technologies, could reduce our cash and cash equivalents, require us to seek additional equity or debt financing or repatriate cash generated by our international operations that could cause us to incur withholding taxes on any distributions. Additional funds from financing arrangements may not be available on terms favorable to us or at all.

As market conditions warrant, we and certain of our equity holders, including Blackstone and their respective affiliates, may from time to time seek to purchase our outstanding debt securities or loans, including borrowings under our 2022 Credit Facilities, in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any purchases made by us may be funded by the use of cash on our balance sheet or the incurrence of new secured or unsecured debt, including borrowings under our credit facilities. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may be with respect to a substantial amount of a particular class or series of debt, with the attendant reduction in the trading liquidity of such class or series. In addition, any such purchases made at prices below the "adjusted issue price" (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which amounts may be material, and in related adverse tax consequences to us.

On December 6, 2024, the Company announced a one-year extension of its share repurchase authorization, extending the previously authorized $200.0 million authorization through December 31, 2025. The share repurchase program was initially announced in September 2022 for up to $100.0 million of shares of our Class A common stock and capacity was increased to a total authorization of $200.0 million of shares of our Class A common stock (exclusive of any commissions, fees or excise taxes) in May 2023. During the year ended December 31, 2025, we repurchased 2,112,247 shares of our Class A common stock under the share repurchase program for $27.7 million, which we funded principally with available cash. The share repurchase program expired in accordance with its scheduled terms on December 31, 2025.

Additionally, on February 25, 2026, the Board of Directors declared a special cash dividend of $3.65 per share, or approximately $333.0 million in the aggregate, payable on March 25, 2026. The Company intends to fund the dividend and the repayment of existing debt obligations using proceeds from a refinancing of its credit facilities and cash on the Company's balance sheet.

### Indebtedness

As of December 31, 2025, our total indebtedness, net of debt financing fees was $241.4 million.

### 2022 Credit Agreement

On September 7, 2022, we entered into a credit agreement (the "2022 Credit Agreement") with both new and existing lenders which amended and restated the 2019 Credit Agreement. The 2022 Credit Agreement includes a $270.0 million term loan (the "2022 Term Loan Facility") and a $190.0 million revolving credit facility (the "2022 Revolving Credit Facility" and, together with the 2022 Term Loan Facility, the "2022 Credit Facilities"). The proceeds of the 2022 Term Loan Facility were used to repay all borrowings under the 2019 Credit Agreement, to pay related fees and expenses and for general corporate purposes. The Revolving Credit Facility includes a letter of credit sub-facility of up to $15.0 million, and the 2022 Credit Facilities include an uncommitted incremental facility, which, subject to certain conditions, would provide for additional term loan facilities, an increase in commitments under the Term Loan Facility and/or an increase in commitments under the Revolving Credit Facility, in an aggregate amount of up to $268.8 million (which may increase based on LTM Consolidated EBITDA (as defined in the 2022 Credit Agreement)) plus additional amounts based on achievement of a certain consolidated total net leverage ratio.

The 2022 Term Loan Facility matures on September 7, 2027, and commencing with the fiscal quarter ending December 31, 2022, requires quarterly principal payments of 0.25% of the original principal amount through September 30, 2023, 0.625% of the original principal amount through September 30, 2024, 1.25% of the original principal amount through September 30, 2025, 1.875% of the original principal amount through September 30, 2026 and 2.50% of the original principal amount thereafter, with the remaining principal due in a lump sum at the maturity date. Voluntary principal prepayments are permitted.

The 2022 Revolving Credit Facility provides us with access to a $15.0 million letter of credit facility and a $15.0 million swing line facility, each of which, to the extent used, reduces borrowing availability under the 2022 Revolving Credit Facility. The 2022 Revolving Credit Facility terminates on September 7, 2027. As of December 31, 2025, we had no balance outstanding and $190.0 million of borrowing availability under the 2022 Revolving Credit Facility.

Borrowings under the 2022 Credit Agreement, with the exception of swing line borrowings, bear interest, at our option, either at (i) an adjusted Term Secured Overnight Financing Rate ("SOFR rate") plus a margin of 2.25% per annum, subject to a SOFR rate floor of 0.00% or (ii) an alternative base rate plus a margin of 1.25% per annum, subject to an alternative base rate floor of 1.00%. Any borrowings under the swing line will be subject to the base rate. The 2022 Revolving Credit Facility also requires a commitment fee of 0.40% per annum of undrawn commitments to be paid quarterly in arrears. We have elected to pay interest on borrowings under the 2022 Term Loan Facility based on the SOFR rate. The interest rate in effect for the 2022 Term Loan Facility as of December 31, 2025 was 6.022% per annum.

The 2022 Credit Agreement contains a financial covenant requiring compliance with a maximum total net leverage ratio and certain other covenants, including, among other things, covenants restricting additional borrowings, investments (including acquisitions) and distributions. We were in compliance with all debt covenants as of December 31, 2025. Substantially all assets of our direct wholly owned subsidiary TU MidCo, Inc., its wholly owned subsidiary TU BidCo, Inc. and its material wholly owned domestic subsidiaries are pledged as collateral under the 2022 Credit Agreement, subject to certain customary exceptions.

See Note 8, "Long-Term Debt" in the Notes to Consolidated Financial Statements included in this Annual Report for additional information regarding our debt.

*Cash Flows*

The following table presents a summary of our consolidated cash flows from operating, investing and financing activities for the periods indicated:

| (in thousands) | Year ended December 31, | |
| --- | --- | --- |
| | **2025** | **2024** |
| Net cash provided by operating activities | $ 137,215 | $ 138,888 |
| Net cash used in investing activities | (63,500) | (39,104) |
| Net cash used in financing activities | (44,212) | (25,176) |

*Operating Activities*

Net cash provided by operating activities for the year ended December 31, 2025 was $137.2 million compared to net cash provided by operating activities of $138.9 million for the year ended December 31, 2024. Net cash provided by operating activities for the year ended December 31, 2025 reflects net income of $102.3 million, as well as the add back for non-cash charges totaling $85.8 million, primarily driven by $29.7 million in stock-based compensation expense, $41.5 million of depreciation and $20.0 million of amortization of intangible assets, partially offset by deferred taxes of $7.5 million. These changes were partially offset by changes in operating assets and liabilities of $50.9 million. Net cash provided by operating activities for the year ended December 31, 2024 reflects net income of $45.9 million, as well as the add back for non-cash charges totaling $90.9 million, primarily driven by $41.8 million in stock-based compensation expense, $40.2 million of depreciation and $19.9 million of amortization of intangible assets, partially offset by deferred taxes of $10.9 million. These changes were partially offset by changes in operating assets and liabilities of $2.1 million.

*Investing Activities*

Net cash used in investing activities for the year ended December 31, 2025 was $63.5 million compared to net cash used in investing activities of $39.1 million for the year ended December 31, 2024. The increase was primarily due to higher site build-out costs as well as purchases of technology and computers to support revenue growth.

*Financing Activities*

Net cash used in financing activities for the year ended December 31, 2025 was $44.2 million compared to net cash used in financing activities of $25.2 million for the year ended December 31, 2024. The increase was due primarily to the additional shares acquired under our share repurchase program, higher payments on long-term debt and increased payments for taxes related to net share settlement, partially offset by higher proceeds from employee stock plans.

*Contractual Obligations*

The following table summarizes our contractual obligations as of December 31, 2025:

| (in thousands) | Payments Due by Period | | |
| --- | --- | --- | --- |
| | **Total** | **Current** | **Noncurrent** |
| Long-term debt obligations | $ 241,988 | $ 21,938 | $ 220,050 |
| Operating lease obligations | 63,098 | 22,418 | 40,680 |
| Technology solution obligations | 35,394 | 18,187 | 17,207 |
| Total | $ 340,480 | $ 62,543 | $ 277,937 |

Technology solution obligations relate mainly to third-party cloud infrastructure agreements and subscription arrangements used to facilitate our operations at the enterprise level. If we fail to meet the minimum user or license commitment during any year, we are required to pay the difference.

In addition, in the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify clients, vendors and other business partners with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, cybersecurity breach, services to be provided by us or from intellectual property infringement claims made by third parties. We have not included any such indemnification provisions in the contractual obligations table above. Historically, we have not experienced significant losses on these types of indemnification obligations.

**Critical Accounting Estimates**

Our consolidated financial statements and the related notes included elsewhere in this Annual Report are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, provision for income taxes, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe that the following critical accounting policies involve a greater degree of judgment or complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

*Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

**Recent Accounting Pronouncements**

For additional information regarding recent accounting pronouncements adopted and under evaluation, refer to Note 2, "Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements.

*JOBS Act Accounting Election*

We qualify as an emerging growth company pursuant to the provisions of the JOBS Act. The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use the extended transition period until we are no longer an emerging growth company or until we choose to affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements applicable to public companies. We will lose our status as an emerging growth company on December 31, 2026, the last day of the fiscal year following the fifth anniversary of our initial public offering. As a result, we will no longer be entitled to take advantage of specified reduced reporting requirements after that date.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk**

Our activities expose us to a variety of financial risks: market risk (includes foreign currency), interest rate risk and credit risk.

*Foreign Currency Risk*

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenues are denominated in U.S. dollars, a substantial portion of our expenses were incurred and paid in the Philippine peso, Indian rupee, Mexican peso, Colombian peso and euro in the year ended December 31, 2025. We also incur expenses in U.S. dollars, and currencies of the other countries in which we have operations. The exchange rates among the Philippine peso, Indian rupee, Mexican peso, Colombian peso, euro and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future.

The following table presents a summary of foreign currency exchange rates and changes for the periods indicated:

| | Philippine Peso | Indian Rupee | Mexican Peso | Colombian Peso | Euro |
|---|---|---|---|---|---|
| Average exchange rate against the U.S. dollar | | | | | |
| Year ended December 31, 2025 | 57.49 | 87.15 | 19.22 | 4,051.14 | 0.89 |
| Year ended December 31, 2024 | 57.28 | 83.67 | 18.31 | 4,072.86 | 0.92 |
| Depreciation (appreciation) | 0.4 % | 4.2 % | 5.0 % | (0.5)% | (3.3)% |

Based on our level of operations during the year ended December 31, 2025, and excluding any forward contract arrangements that we had in place during that period, a 10% appreciation (depreciation) of each foreign currency against the U.S. dollar would have increased (decreased) our expenses incurred and paid in that foreign currency as follows:

| (in thousands) | Philippine Peso | Indian Rupee | Mexican Peso | Colombian Peso | Euro |
|---|---|---|---|---|---|
| 10% appreciation | $ 47,586 | $ 13,934 | $ 4,353 | $ 10,745 | $ 8,252 |
| 10% depreciation | $ (38,934) | $ (11,401) | $ (3,562) | $ (8,792) | $ (6,752) |

In order to mitigate our exposure to foreign currency fluctuation risks and minimize the earnings and cash flow volatility associated with forecasted transactions denominated in certain foreign currencies, and economically hedge our intercompany balances and other monetary assets and liabilities denominated in currencies other than functional currencies, we enter into foreign currency forward contracts.

These contracts must be settled on the day of maturity or may be canceled subject to the receipts or payments of any gains or losses, respectively, equal to the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We do not enter into foreign currency forward contracts for speculative or trading purposes. These derivative instruments do not subject us to material balance sheet risk due to exchange rate movements because gains and losses on the settlement of these derivatives are intended to offset revaluation losses and gains on the assets and liabilities being hedged.

See Note 5, "Forward Contracts" in the Notes to Consolidated Financial Statements included in this Annual Report for additional information regarding our forward contracts.

*Interest Rate Risk*

Our exposure to market risk is influenced by the changes in interest rates paid on any outstanding balance on our borrowings, mainly under our 2022 Credit Facilities. All of our borrowings outstanding under the 2022 Credit Facilities as of December 31, 2025 accrue interest at SOFR plus 2.25%. Our total principal balance outstanding as of December 31, 2025 was $242.0 million. Based on the outstanding balances and interest rates under the 2022 Credit Facilities as of December 31, 2025, a hypothetical 10% increase or decrease in SOFR would cause an increase or decrease in interest expense of $0.9 million over the next 12 months.

*Credit Risk*

As of December 31, 2025, we had accounts receivable, net of allowance for credit losses, of $254.1 million, of which $47.2 million was owed by one of our clients. Collectively, this client represented 19% of our gross accounts receivable as of December 31, 2025.

**Item 8. Financial Statements and Supplementary Data**


**TASKUS, INC.**
**Index to Consolidated Financial Statements**


|  | Page(s) |
|---|---|
| Report of Independent Registered Public Accounting Firm (KPMG LLP; Los Angeles, California; PCAOB ID 185) | 62 |
| Consolidated Balance Sheets | 63 |
| Consolidated Statements of Income | 64 |
| Consolidated Statements of Comprehensive Income | 65 |
| Consolidated Statements of Shareholders' Equity | 66 |
| Consolidated Statements of Cash Flows | 67 |
| Notes to Consolidated Financial Statements | 68 |

<p style="text-align:center"><b>Report of Independent Registered Public Accounting Firm</b></p>

To the Shareholders and Board of Directors
TaskUs, Inc.:

*Opinion on the Consolidated Financial Statements*

We have audited the accompanying consolidated balance sheets of TaskUs, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

<p style="text-align:center">/s/ KPMG LLP</p>

We have served as the Company's auditor since 2015.

Los Angeles, California
March 5, 2026

**TASKUS, INC.**

Consolidated Balance Sheets

(in thousands, except share data)

| | | December 31, 2025 | | December 31, 2024 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 211,676 | $ | 192,166 |
| Accounts receivable, net of allowance for credit losses of $911 and $1,299, respectively | | 254,053 | | 198,996 |
| Income tax receivable | | 524 | | 912 |
| Prepaid expenses and other current assets | | 42,994 | | 43,278 |
| Total current assets | | 509,247 | | 435,352 |
| Noncurrent assets: | | | | |
| Property and equipment, net | | 95,426 | | 66,775 |
| Operating lease right-of-use assets | | 53,167 | | 47,334 |
| Deferred tax assets | | 12,366 | | 8,431 |
| Intangibles | | 153,490 | | 172,525 |
| Goodwill | | 219,533 | | 216,791 |
| Other noncurrent assets | | 7,536 | | 6,090 |
| Total noncurrent assets | | 541,518 | | 517,946 |
| Total assets | $ | 1,050,765 | $ | 953,298 |
| **Liabilities and Shareholders' Equity** | | | | |
| Liabilities: | | | | |
| Current liabilities: | | | | |
| Accounts payable and accrued liabilities | $ | 45,242 | $ | 53,403 |
| Accrued payroll and employee-related liabilities | | 64,549 | | 54,160 |
| Current portion of debt | | 21,559 | | 14,809 |
| Current portion of operating lease liabilities | | 19,284 | | 16,087 |
| Current portion of income tax payable | | 9,354 | | 9,839 |
| Deferred revenue | | 3,273 | | 3,727 |
| Total current liabilities | | 163,261 | | 152,025 |
| Noncurrent liabilities: | | | | |
| Income tax payable | | 9,752 | | 6,496 |
| Long-term debt | | 219,798 | | 241,357 |
| Operating lease liabilities | | 37,086 | | 32,946 |
| Accrued payroll and employee-related liabilities | | 6,575 | | 6,425 |
| Deferred tax liabilities | | 14,304 | | 17,046 |
| Other noncurrent liabilities | | — | | 84 |
| Total noncurrent liabilities | | 287,515 | | 304,354 |
| Total liabilities | | 450,776 | | 456,379 |
| Commitments and Contingencies (See Note 10) | | | | |
| Shareholders' equity: | | | | |
| Class A common stock, $0.01 par value. Authorized 2,500,000,000; 50,899,239 issued and 35,463,015 outstanding and 33,215,441 issued and 19,891,464 outstanding, respectively | | 509 | | 332 |
| Class B convertible common stock, $0.01 par value. Authorized 250,000,000; 55,032,694 and 70,032,694 shares issued and outstanding, respectively | | 550 | | 700 |
| Additional paid-in capital | | 754,773 | | 726,917 |
| Retained earnings (Accumulated deficit) | | 58,161 | | (44,114) |
| Accumulated other comprehensive loss | | (24,695) | | (25,389) |
| Treasury stock, at cost with 15,436,224 and 13,323,977 shares, respectively | | (189,309) | | (161,527) |
| Total shareholders' equity | | 599,989 | | 496,919 |
| Total liabilities and shareholders' equity | $ | 1,050,765 | $ | 953,298 |

See accompanying notes to consolidated financial statements.

# TASKUS, INC.
## Consolidated Statements of Income
### (in thousands, except share and per share data)

| | Year ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| Service revenue | $ 1,183,547 | $ 994,985 | $ 924,365 |
| Operating expenses: | | | |
|    Cost of services | 736,361 | 602,898 | 538,745 |
|    Selling, general, and administrative expense | 244,888 | 239,585 | 228,523 |
|    Depreciation | 41,164 | 40,223 | 40,391 |
|    Amortization of intangible assets | 19,983 | 19,935 | 20,346 |
|    Loss (gain) on disposal of assets | 525 | (80) | 1,322 |
|      Total operating expenses | 1,042,921 | 902,561 | 829,327 |
|       Operating income | 140,626 | 92,424 | 95,038 |
| Other income, net | (14,433) | (3,306) | (1,711) |
| Financing expenses | 18,385 | 21,549 | 21,717 |
|    Income before income taxes | 136,674 | 74,181 | 75,032 |
| Provision for income taxes | 34,399 | 28,311 | 29,342 |
|    Net income | $ 102,275 | $ 45,870 | $ 45,690 |
| Net income per common share: | | | |
|    Basic | $ 1.14 | $ 0.52 | $ 0.49 |
|    Diluted | $ 1.10 | $ 0.50 | $ 0.48 |
| Weighted-average number of common shares outstanding: | | | |
|    Basic | 90,026,126 | 88,912,835 | 93,938,931 |
|    Diluted | 93,025,189 | 92,304,270 | 96,173,071 |

See accompanying notes to consolidated financial statements.

**TASKUS, INC.**
Consolidated Statements of Comprehensive Income
(in thousands)

| | Year ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Net income | $ 102,275 | $ 45,870 | $ 45,690 |
| Unrealized gain (loss) on derivative contracts, net | 1,985 | (3,333) | — |
| Retirement benefit reserves, net | 1,222 | (551) | 790 |
| Foreign currency translation adjustment | (2,513) | (11,954) | 306 |
| Comprehensive income | $ 102,969 | $ 30,032 | $ 46,786 |

See accompanying notes to consolidated financial statements.

**TASKUS, INC.**

Consolidated Statements of Shareholders' Equity

(in thousands, except share data)

| | Capital stock and additional paid-in capital | | | | | Retained earnings (Accumulated deficit) | Accumulated other comprehensive loss | Treasury stock | | Total shareholders' equity |
| | Class A common stock | | Class B convertible common stock | | Additional paid-in capital | | | | | |
| | Shares | Amount | Shares | Amount | | | | Shares | Amount | |
|---|---|---|---|---|---|---|---|---|---|---|
| Balance as of December 31, 2022 | 29,257,651 | $ 293 | 70,032,694 | $ 700 | $ 631,908 | $ (135,674) | $ (10,647) | 1,649,931 | $ (30,967) | $ 455,613 |
| Issuance of common stock for settlement of equity awards | 1,453,010 | 13 | — | — | 618 | — | — | — | — | 631 |
| Shares withheld related to net share settlement | (188,091) | (1) | — | — | (2,168) | — | — | — | — | (2,169) |
| Repurchase of common stock | — | — | — | — | — | — | — | 10,146,692 | (112,909) | (112,909) |
| Stock-based compensation expense | — | — | — | — | 52,759 | — | — | — | — | 52,759 |
| Net income | — | — | — | — | — | 45,690 | — | — | — | 45,690 |
| Other comprehensive income | — | — | — | — | — | — | 1,096 | — | — | 1,096 |
| Balance as of December 31, 2023 | 30,522,570 | $ 305 | 70,032,694 | $ 700 | $ 683,117 | $ (89,984) | $ (9,551) | 11,796,623 | $ (143,876) | $ 440,711 |
| Issuance of common stock for settlement of equity awards | 3,008,312 | 30 | — | — | 6,231 | — | — | — | — | 6,261 |
| Shares withheld related to net share settlement | (315,441) | (3) | — | — | (4,252) | — | — | — | — | (4,255) |
| Repurchase of common stock | — | — | — | — | — | — | — | 1,527,354 | (17,651) | (17,651) |
| Stock-based compensation expense | — | — | — | — | 41,821 | — | — | — | — | 41,821 |
| Net income | — | — | — | — | — | 45,870 | — | — | — | 45,870 |
| Other comprehensive loss | — | — | — | — | — | — | (15,838) | — | — | (15,838) |
| Balance as of December 31, 2024 | 33,215,441 | $ 332 | 70,032,694 | $ 700 | $ 726,917 | $ (44,114) | $ (25,389) | 13,323,977 | $ (161,527) | $ 496,919 |
| Issuance of common stock for settlement of equity awards | 3,382,721 | 33 | — | — | 8,555 | — | — | — | — | 8,588 |
| Shares withheld related to net share settlement | (698,923) | (6) | — | — | (10,358) | — | — | — | — | (10,364) |
| Conversion from Class B to Class A Common Stock | 15,000,000 | 150 | (15,000,000) | (150) | — | — | — | — | — | — |
| Repurchase of common stock | — | — | — | — | — | — | — | 2,112,247 | (27,782) | (27,782) |
| Stock-based compensation expense | — | — | — | — | 29,659 | — | — | — | — | 29,659 |
| Net income | — | — | — | — | — | 102,275 | — | — | — | 102,275 |
| Other comprehensive income | — | — | — | — | — | — | 694 | — | — | 694 |
| Balance as of December 31, 2025 | 50,899,239 | $ 509 | 55,032,694 | $ 550 | $ 754,773 | $ 58,161 | $ (24,695) | 15,436,224 | $ (189,309) | $ 599,989 |

See accompanying notes to consolidated financial statements.

**TASKUS, INC.**
Consolidated Statements of Cash Flows
(in thousands)

| | | Year ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2025** | | **2024** | | **2023** |
| Cash flows from operating activities: | | | | | | |
| Net income | $ | 102,275 | $ | 45,870 | $ | 45,690 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | | | |
| Depreciation | | 41,526 | | 40,223 | | 40,391 |
| Amortization of intangibles | | 19,983 | | 19,935 | | 20,346 |
| Amortization of debt financing fees | | 596 | | 596 | | 596 |
| Loss (gain) on disposal of assets | | 525 | | (80) | | 1,322 |
| Provision (benefit) for credit losses | | 1,016 | | (15) | | 103 |
| Unrealized foreign exchange losses (gains) on forward contracts | | — | | (689) | | 2,485 |
| Deferred taxes | | (7,473) | | (10,889) | | (7,959) |
| Stock-based compensation expense | | 29,659 | | 41,821 | | 52,759 |
| Changes in operating assets and liabilities: | | | | | | |
| Accounts receivable | | (55,124) | | (22,758) | | 1,861 |
| Prepaid expenses and other current assets | | 4,225 | | (20,949) | | (2,015) |
| Operating lease right-of-use assets | | 21,050 | | 16,109 | | 14,314 |
| Other noncurrent assets | | (1,540) | | (63) | | (132) |
| Accounts payable and accrued liabilities | | (12,785) | | 23,529 | | (9,825) |
| Accrued payroll and employee-related liabilities | | 10,510 | | 18,251 | | (7,877) |
| Operating lease liabilities | | (19,613) | | (17,312) | | (13,823) |
| Income tax payable | | 2,935 | | 5,801 | | 4,910 |
| Deferred revenue | | (469) | | (347) | | 592 |
| Other noncurrent liabilities | | (81) | | (145) | | (68) |
| Net cash provided by operating activities | | 137,215 | | 138,888 | | 143,670 |
| Cash flows from investing activities: | | | | | | |
| Purchase of property and equipment | | (63,500) | | (39,104) | | (30,995) |
| Investment in loan receivable | | — | | — | | (1,000) |
| Net cash used in investing activities | | (63,500) | | (39,104) | | (31,995) |
| Cash flows from financing activities: | | | | | | |
| Payments for deferred business acquisition consideration | | (150) | | (144) | | (1,875) |
| Payments on long-term debt | | (15,189) | | (8,438) | | (3,713) |
| Proceeds from employee stock plans | | 8,588 | | 6,261 | | 631 |
| Payments for taxes related to net share settlement | | (9,679) | | (4,255) | | (2,169) |
| Payments for stock repurchases | | (27,782) | | (18,600) | | (111,959) |
| Net cash used in financing activities | | (44,212) | | (25,176) | | (119,085) |
| Increase (decrease) in cash and cash equivalents | | 29,503 | | 74,608 | | (7,410) |
| Effect of exchange rate changes on cash | | (9,993) | | (8,218) | | (806) |
| Cash and cash equivalents at beginning of period | | 192,166 | | 125,776 | | 133,992 |
| Cash and cash equivalents at end of period | $ | 211,676 | $ | 192,166 | $ | 125,776 |
| Supplemental cash flow information: | | | | | | |
| Cash paid for interest | $ | 17,808 | $ | 21,094 | $ | 21,557 |
| Cash paid for taxes, net of refunds | $ | 35,673 | $ | 34,200 | $ | 31,747 |
| Noncash operating, investing and financing activities: | | | | | | |
| Accrued capital expenditures | $ | 9,811 | $ | 6,024 | $ | 4,451 |
| Loan receivable exchanged for software | $ | — | $ | — | $ | 2,182 |

See accompanying notes to consolidated financial statements.

TASKUS, INC.
Notes to Consolidated Financial Statements

## 1. Description of Business and Organization

TaskUs, Inc. ("TaskUs," together with its subsidiaries, the "Company," "we," "us" or "our") was formed by investment funds affiliated with Blackstone Inc. ("Blackstone") as a vehicle for the acquisition of TaskUs Holdings, Inc. ("TaskUs Holdings") on October 1, 2018 (the "Blackstone Acquisition"). Prior to the Blackstone Acquisition, TaskUs had no operations and TaskUs Holdings operated as a standalone entity. TaskUs, Inc. was incorporated in Delaware in July 2018, and is headquartered in New Braunfels, Texas.

The Company delivers outsourced digital services that power the companies shaping the future. By combining specialized human talent and intelligent technology, the Company solves complex operational challenges for global category leaders within AI, autonomous vehicles, robotics, social media, financial services, healthcare, and beyond. The Company enables its clients to elevate their customer experience, protect their platforms, and grow their brands. The Company's global, omnichannel delivery model is focused on providing its clients three key services - Digital Customer Experience, Trust & Safety and Artificial Intelligence ("AI") Services. The Company has designed its platform to enable it to rapidly scale and benefit from its clients' growth. Through its agile and responsive operational model, the Company delivers services from multiple delivery sites that span globally from the United States, Philippines, India and other parts of the world.

The Company's major service offerings are described in more detail below:

- *Digital Customer Experience*: Principally consists of omnichannel customer care services, primarily delivered through digital (non-voice) channels. Also included in this offering are learning experience and sales and customer acquisition services.

- *Trust & Safety*: Principally consists of monitoring, reviewing and managing user and advertiser-generated content on online platforms to ensure it complies with community guidelines, legal regulations and platform specific policies. Also included in this offering are our services for risk management, compliance, identity management and fraud.

- *AI Services*: Principally consists of large language model support and high-quality data labeling services, annotation, context relevance and transcription services performed for the purpose of training and tuning machine learning algorithms, enabling them to develop cutting-edge AI systems.

## 2. Summary of Significant Accounting Policies

### (a) Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

### (b) Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the determination of useful lives and impairment of fixed assets; allowances for credit losses; the valuation of deferred tax assets; the measurement of lease liabilities and right-of-use assets; valuation of forward contracts; valuation of stock-based compensation; valuation of acquired intangible assets and goodwill, as well as related impairment assessments, and reserves for income tax uncertainties and other contingencies.

### (c) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has no variable interest entities in its corporate structure.

*(d) Segments*

Operating segments are components of a company for which separate financial information is available that is evaluated regularly by the chief operating decision-maker ("CODM") in deciding on how to allocate resources and in assessing performance. The Company's CODM is the chief executive officer ("CEO"). The CEO reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance based on factors including client demand and capacity and consolidated net income. Therefore, the Company has determined that it operates in a single operating and reportable segment.

*(e) Concentration Risk*

Most of the Company's clients are located in the United States. Clients outside of the United States are concentrated in Europe.

For the years ended December 31, 2025, 2024 and 2023, the following client represented greater than 10% of the Company's service revenue:

| Customer | Year ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| A | 26 % | 22 % | 19 % |

For the years ended December 31, 2025 and 2024, the following clients represented greater than 10% of the Company's accounts receivable:

| Customer | December 31, 2025 | December 31, 2024 |
| --- | --- | --- |
| A | 19 % | 19 % |
| B | Less than 10 % | 11 % |

The Company's principal operations, including the majority of its employees and the fixed assets owned by its wholly owned subsidiaries, are located in the Philippines.

*(f) Business Combinations*

The Company accounts for business combinations in accordance with Accounting Standards Codification ("ASC") Topic 805, Business Combinations. The purchase price of the acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items.

During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of income.

*(g) Leases*

At inception of a contract, the Company determines whether an arrangement is, or contains, a lease based on the substance of the arrangement. In determining whether a contract contains a lease, the Company considers whether it has (1) the right to obtain substantially all of the economic benefits from the use of the asset throughout the term of the contract, (2) the right to direct how and for what purpose the asset is used throughout the term of the contract and (3) the right to operate the asset throughout the term of the contract without the lessor having the right to change the terms of the contract. If a lease is identified, the Company determines whether it should be classified as an operating or finance lease at commencement. The Company does not apply the short-term lease exception and therefore recognizes a right-of-use asset and lease liability for all leases.

The Company has various leases for office spaces under operating lease agreements which have a range of periods remaining from one to five years, and often include a renewal option for an additional term. Lease terms include the base, non-cancelable lease term, and any options to extend or terminate the lease when it is reasonably certain at commencement that the Company will exercise such options.

Right-of-use ("ROU") lease assets represent the Company's right to use an underlying asset for the lease term and may include any advance lease payments made. ROU lease liabilities represent the Company's obligation to make lease payments arising from the contractual terms of the lease. ROU lease assets and lease liabilities are recognized at the commencement of the lease and are calculated using the present value of lease payments over the lease term. Typically, lease agreements do not provide sufficient detail to arrive at an implicit interest rate. Therefore, the Company uses its estimated incremental borrowing rates ("IBR") based on information available at the commencement date of the lease to calculate the present value of the lease payments. In estimating its IBR, the Company considers it credit rating, the lease term, the currency of the lease payments and market rates of comparable collateralized borrowings for similar terms.

The Company remeasures its lease liability and related ROU lease asset upon the occurrence of the following: lease modifications not accounted for as a separate contract; a triggering event that changes the certainty of the Company exercising an option to renew or terminate the lease, or purchase the underlying asset; or the resolution of a contingency upon which any variable lease payments are based such that those payments become fixed.

### (h) Translation of Non-U.S. Currency Amounts

The Company is subject to foreign currency exposure due to its principal operations being located in the Philippines and operations in various other international locations. Assets and liabilities of non-U.S. subsidiaries whose functional currency is not the U.S. dollar are translated into U.S. dollars at fiscal year-end exchange rates. Revenue and expense items are translated at weighted average foreign currency exchange rates prevailing during the fiscal year. Translation adjustments are included in other comprehensive income (loss). Realized and unrealized gains and losses arising from foreign currency transactions are recognized in other expense (income), net. For the years ended December 31, 2025, 2024 and 2023, realized and unrealized foreign currency losses (gains) were $(8.0) million, $(4.0) million and $0.5 million, respectively, recognized in other expense (income), net.

### (i) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid investments with maturities of 90 days or less from the date of purchase. For the years ended December 31, 2025, 2024 and 2023, interest income was $5.8 million, $5.5 million and $1.6 million, respectively, recognized in other expense (income), net.

### (j) Accounts Receivable

Accounts receivable are recorded as revenue and are recognized in accordance with the Company's revenue recognition policy. The Company maintains an allowance for credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for losses quarterly. Past-due balances over 30 days and over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

### (k) Debt Financing Fees

Debt financing fees include costs incurred in connection with obtaining debt financing and are amortized using the straight-line method over the term of the related credit agreement. Straight line amortization approximates amortization under the effective interest method. The amortization is included in financing expenses in the consolidated statements of income. On the consolidated balance sheets, the debt financing fees related to the term loan and revolver loan are classified as a discount against the associated debt. In instances when the revolver loan is undrawn, associated debt financing fees are included in other noncurrent assets.

### (l) Derivative Instruments and Hedging Activities

ASC Topic 815, Derivatives and Hedging, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires measurement of all derivative instruments at fair value, recognized as assets (prepaid expenses and other) or liabilities (accounts payable and accrued liabilities) on the consolidated balance sheets. The cash flow effects of all of the Company's derivative instruments are reflected in operating activities on the consolidated statements of cash flows.

The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated as a hedge and if so, the type of hedge.

*Cash Flow Hedges*

The Company performs an assessment, on the designation date and on an ongoing basis, to determine whether cash flow hedges are expected to be highly effective at offsetting changes in the hedged item. For the effective portion, changes in fair values of derivative instruments designated as cash flow hedges are recorded in accumulated other comprehensive loss and reclassified into earnings when the hedged transactions occur.

*Derivatives Not Designated as Hedging Instruments*

Changes in fair value of derivative instruments not designated as hedges are included in other expense (income), net in the consolidated statements of income.

### (m) Revenue Recognition

The Company recognizes revenue from its services in accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). Under ASC 606, the Company recognizes revenues for services for which control has transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. To determine revenue recognition for arrangements that are determined to be within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies its performance obligations.

The Company accounts for a contract with a customer when the contract is legally enforceable and when collectability is probable. The Company has executed contracts with customers which detail, among others, the contract terms, obligations and rights of both parties and payment terms. Certain of the Company's contracts include termination clauses, which the Company evaluates when determining the contract term (generally one to three years) over which the parties have enforceable rights and obligations. A performance obligation is the unit of account under ASC 606 and represents the distinct services that are promised to the customer. Performance obligations are identified when the contract is created and based on agreed terms and business practices. The transaction price reflects the amount the Company expects to receive in exchange for services to the customer. The expected dollar amount is allocated to each performance obligation based on the standalone selling price agreed with the customer. The Company determines the standalone selling price based on the overall pricing objectives, taking into consideration market conditions, cost of performance obligations, and other factors including geographic locations. The Company's performance obligations are related to providing services to its customers and its customers simultaneously receive and consume the benefits of those services. Therefore, revenue is recognized over time as performance obligations are satisfied and we have a "right to invoice." We do not allocate transaction price to unsatisfied performance obligations.

Differences in timing between the delivery of services, billings, and receipt of payment from customers can result in the recognition of certain contract assets and contract liabilities. Revenue recognized in excess of billings is recorded as accrued revenue, and is reported under accounts receivable, net of allowance for credit losses on the consolidated balance sheets. Billings in excess of revenue recognized is recorded as deferred revenue until revenue recognition criteria are met. Client prepayments (even if nonrefundable) are recorded as deferred revenue on the consolidated balance sheets and recognized over future periods as services are delivered or performed.

ASC 340-40, *Other Assets and Deferred Costs—Contracts with customers* ("ASC 340"), provides guidance for incremental costs of obtaining a contract with a customer or costs incurred in fulfilling a contract with a customer. Incremental costs to obtain a contract with a customer are required to be capitalized if an entity expects to recover those costs. Signing commissions that are paid to sales employees are considered incremental costs of obtaining a contract with a customer. These commissions are deferred and then amortized on a straight-line basis over the contract period, which is typically one year. Amortization expense is included in selling, general, and administrative expense on the consolidated statements of income. The Company determines the period of benefit by taking into consideration its customer contracts, its technology, and other factors. Commissions paid to non-sales staff are also required to be capitalized if directly attributable to, and incremental from, obtaining a contract.

### (n) Advertising Expense

Advertising costs are expensed as incurred and are included in selling, general, and administrative expense in the consolidated statements of income. Advertising expense for the years ended December 31, 2025, 2024 and 2023 was $1.4 million, $1.7 million and $1.6 million, respectively.

*(o) Property and Equipment*

Property and equipment are stated at cost less accumulated depreciation and amortization and any impairment in value. The cost of an asset comprises its purchase price and costs directly attributable to bringing the asset to working condition for its intended use. Expenditures for additions, major improvements, and renewals are capitalized, while expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is computed on the straight-line basis over the estimated useful life of the Company's assets, generally three to five years or, for leasehold improvements, the estimated useful life or the remaining term of the lease, whichever is shorter. Construction in process represents property under construction and is stated at cost, including costs of construction and other direct costs, which is not depreciated until such time that the assets are completed and available for use. Fully depreciated assets are retained in the accounts until they are no longer in use and no further depreciation is recognized. An item of property and equipment, including the related accumulated depreciation and amortization and any impairment losses, is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in profit or loss in the period the item is derecognized.

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

*(p) Intangibles*

Intangible assets consist of finite-lived intangible assets acquired through the Company's business combinations. Such amounts are initially recorded at fair value and subsequently amortized over their useful lives using the straight-line method, which reflects the pattern of benefit, and assumes no residual value.

Finite-lived intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Finite-lived intangibles are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. If circumstances require an asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset group to its carrying amount. If the carrying amount of the asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

*(q) Goodwill*

Goodwill is the amount by which the cost of the acquired net assets in a business combination exceeds the fair value of the identifiable net assets on the date of purchase. Goodwill is not amortized.

The Company reviews goodwill for impairment annually on October 1, or more frequently when events or circumstances indicate goodwill may be impaired. Management may initially assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the estimated fair value of a reporting unit is less than its carrying amount ("Step 0"). If determined that it is more-likely-than-not the estimated fair value of a reporting unit is less than its carrying amount, a quantitative assessment is performed ("Step 1"). Under ASC Topic 350 *Intangibles— Goodwill and Other*, entities have an unconditional option to bypass the qualitative assessment described in the preceding sentences for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. We have determined that we have a single reporting unit. We consider our market capitalization (calculated as total common shares outstanding multiplied by the common equity price per share), as adjusted for a control premium factor, as necessary, to represent fair value. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of the reporting unit exceeds its fair value, an impairment charge is recorded in an amount equal to that excess, but not more than the carrying value of goodwill.

### (r) Prepaid Expenses and Other Assets

Prepaid expenses and other current assets consists primarily of receivables from insurance, VAT and goods and services taxes, prepayments for software and implementation costs capitalized for hosting arrangements, advances to suppliers, refundable security deposits and forward contracts.

Other noncurrent assets consists primarily of refundable security deposits, implementation costs capitalized for hosting arrangements and deferred financing costs on the undrawn revolver loan.

### (s) Share Repurchases

The Company records its repurchases of Class A common stock at cost, including direct and incremental costs, as treasury stock within shareholders' equity on the consolidated balance sheets.

### (t) Share-based Compensation

The Company accounts for its stock-based awards in accordance with ASC Topic 718, *Compensation - Stock Compensation* ("ASC 718"). For equity awards total compensation cost is based on the grant date fair value. For liability awards, total compensation cost is based on the fair value of the award on the date the award is granted and is remeasured at each reporting date until settlement.

Awards to employees may contain service, performance, market conditions, or a combination thereof, that affect vesting. The Company recognizes expense over the requisite service period using a graded vesting model. For unvested awards with performance conditions, the Company assesses the probability of attaining the performance conditions at each reporting period. Awards that are deemed probable of attainment are recognized in expense over the requisite service period. The Company accounts for forfeitures as they occur.

### (u) Employee Benefits

#### Defined benefit plans

The Company has certain defined benefit plans that provide eligible employees with retirement income based primarily on years of service and compensation during specific periods. Expense recognized for the years ended December 31, 2025, 2024 and 2023 was $2.5 million, $1.9 million and $1.7 million, respectively. The net obligations under our benefit plans as of December 31, 2025 and 2024 were $6.8 million and $6.5 million, respectively, nearly all of which is noncurrent.

The retirement benefit reserve, which represents the cumulative amount of remeasurement of the defined benefit liability arising from actuarial gains and losses due to experience and demographic assumptions, is included in accumulated other comprehensive loss.

#### Defined contribution plans

The Company has certain defined contribution plans, including a 401(k) retirement plan in the U.S., whereby contributions made by eligible employees may be matched by the Company with certain limitations. Employer matching contributions recognized in expense for the years ended December 31, 2025, 2024 and 2023 was $3.4 million, $2.9 million and $3.5 million, respectively.

### (v) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. The Company uses third-party insurance to cover liabilities for certain risks and generally recognizes a receivable when a loss event has occurred and recovery is probable. Insurance recoveries are recorded separately from the liability on the consolidated balance sheets, since insurance generally does not relieve the Company from its obligation to make payments, and recorded within the same line as the loss on the consolidated statements of income. Legal costs incurred in connection with loss contingencies are expensed as incurred.

### (w) Earnings per share

The computation of basic net income per share of common stock ("EPS") is based on the weighted average number of shares that were outstanding during the period, including shares of common stock that are issuable at the end of the reporting period. The computation of diluted EPS is based on the number of basic weighted-average number of shares outstanding plus the weighted-average number of common shares that would be issued assuming the exercise of all potentially dilutive common stock equivalents using the treasury stock method. Common stock equivalents consist of shares issuable upon the exercise of stock options and vesting of RSUs and PSUs. Common stock equivalents with performance or market conditions are included as potentially dilutive if the conditions for vesting would have been met if the last day of the period was the end of the contingency period.

*(x) Income Taxes*

Current tax liabilities and assets are recognized for the estimated taxes payable or refundable, respectively, on the tax returns for the current year. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The carrying value of the Company's net deferred tax assets is based on whether it is more likely than not that the Company will generate sufficient future taxable income to realize the deferred tax assets. A valuation allowance is established for deferred tax assets, which the Company does not believe meet the "more likely than not" threshold. The Company's judgments regarding future taxable income may change over time due to changes in market conditions, changes in tax laws, tax planning strategies, or other factors. If the Company's assumptions and, consequently, its estimates, change in the future, the valuation allowance may materially increase or decrease, resulting in a decrease or increase, respectively, in income tax benefit and the related impact on the Company's reported net income.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining whether the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than likely of being realized and effectively settled. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments, and that may not accurately forecast actual outcomes. The Company recognizes interest and penalties accrued related to unrecognized tax benefits as additional income taxes.

*(y) Recent Accounting Pronouncements*

The Company currently qualifies as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). Accordingly, the Company is provided the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. The Company has elected to adopt new or revised accounting guidance within the same time period as private companies. The Company will lose its status as an emerging growth company on December 31, 2026, the last day of the fiscal year following the fifth anniversary of its initial public offering. As a result, the Company will no longer be entitled to take advantage of specified reduced reporting requirements after that date.

*Recently adopted accounting pronouncements*

There were no new accounting pronouncements adopted during the year ended December 31, 2025, that had a material impact on the Company's consolidated financial statements.

*Recently issued accounting pronouncements*

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard improves the transparency of rate reconciliation and income taxes paid disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The standard also improves the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (loss) and income tax expense (benefit) and (2) removing disclosures that no longer are considered cost beneficial or relevant. This ASU will be effective for the Company for fiscal years beginning after December 15, 2025. Early adoption is permitted. This ASU will be applied prospectively, with retrospective application permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expense. The amendments in this Update require (1) disclosure of employee compensation, depreciation and intangible asset amortization included in each expense caption presented on the face of the income statement within continuing operations ("relevant expense captions"); (2) certain amounts that are already required to be disclosed under current GAAP to be included in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) disclosure of the total amount of selling expenses and, in annual reporting periods, the Company's definition of selling expenses. This ASU will be effective for the Company for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. This ASU should be applied either prospectively or retrospectively. The Company is currently reviewing this ASU.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this Update simplify the measurement of credit losses by providing a practical expedient which permits an entity, when estimating expected credit losses for current accounts receivable and contract assets, to make an election to assume that current conditions as of the balance sheet date will remain unchanged for the asset's remaining life. This ASU will be effective for the Company for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. This ASU should be applied prospectively. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This standard modernizes the accounting for internal-use software by (1) removing the previous stage-based development model, (2) requiring capitalization to begin when management commits to funding and it is probable the project will be completed, and (3) clarifying that the probability threshold is not met if significant development uncertainty exists. The amendments also supersede the separate guidance for website development costs, incorporating those requirements into the internal-use software subtopic. This ASU will be effective for the Company for fiscal years beginning after December 15, 2027, and interim periods within those years. Early adoption is permitted. This ASU may be applied on either a prospective or retrospective basis. The Company is currently reviewing this ASU.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This standard establishes authoritative guidance for the recognition, measurement, and presentation of government grants received by business entities. The amendments require that a government grant not be recognized until (1) it is probable that the entity will comply with the conditions attached to the grant and (2) the grant will be received. The amendment also requires that a grant related to an asset be recognized on the balance sheet as a business entity incurs the related costs for which the grant is intended to compensate, either as deferred income or an adjustment to the carrying amount of the asset. This ASU will be effective for the Company for fiscal years beginning after December 15, 2028, and interim periods within those years, consistent with the timeline for public business entities since the Company will lose emerging growth company status. Early adoption is permitted. This ASU will be applied using either a modified prospective, modified retrospective, or retrospective approach. The Company is currently reviewing this ASU.

## 3. Business Combination

On April 15, 2022 (the "Closing Date"), the Company completed the acquisition of 100% of the equity interests of Parsec d.o.o. and Q Experience d.o.o. (collectively, "heloo") for $35.4 million. The former shareholders of heloo were also eligible to receive contingent earn-out payments not to exceed €20.0 million, based on performance compared to prescribed EBITDA targets outlined in the purchase agreement during each of the one year periods ending April 30, 2023 and 2024, respectively. Since these payments were contingent on future service conditions, they were recognized as compensation expense ratably over the required service period.

The Company recognized compensation expense related to the contingent earn-out payments within selling, general, and administrative expenses of $7.9 million for the year ended December 31, 2023. The Company paid $18.3 million related to the contingent earn-out during the year ended December 31, 2023, which is included in net cash provided by operating activities. The second earn-out period expired as of April 30, 2024, with no additional amount paid.

The Company paid $0.2 million, $0.1 million and $1.9 million related to holdback cash consideration during the years ended December 31, 2025, 2024 and 2023, respectively, which is included in payments for deferred business acquisition consideration. All holdback consideration has been paid as of December 31, 2025.

## 4. Revenue from Contracts with Customers

*Disaggregation of Revenue*

The Company's revenues are derived from contracts with customers related to business outsourcing services that it provides. The following table presents the breakdown of the Company's revenues by service offering:

| (in thousands) | Year ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Digital Customer Experience | $ 661,899 | $ 611,837 | $ 605,943 |
| Trust & Safety | 307,430 | 248,041 | 186,742 |
| AI Services | 214,218 | 135,107 | 131,680 |
| Service revenue | $ 1,183,547 | $ 994,985 | $ 924,365 |

The majority of the Company's revenues are derived from contracts with customers who are located in the United States. However, the Company delivers its services from geographies outside of the United States. The following table presents the breakdown of the Company's revenues by geographical location, based on where the services are provided from:

| (in thousands) | Year ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Philippines | $ 638,042 | $ 563,032 | $ 511,298 |
| United States | 132,058 | 117,773 | 148,708 |
| India | 153,766 | 123,804 | 115,777 |
| Rest of World | 259,681 | 190,376 | 148,582 |
| Service revenue | $ 1,183,547 | $ 994,985 | $ 924,365 |

### Contract Balances

Accounts receivable, net of allowance for credit losses includes $122.4 million and $92.7 million of unbilled revenues as of December 31, 2025 and 2024, respectively.

Activity in the Company's allowance for doubtful accounts consisted of the following:

| (in thousands) | Year ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Balance, beginning of year | $ 1,299 | $ 1,978 | $ 3,422 |
| Provision for credit losses | 1,016 | (15) | 103 |
| Uncollectible receivables written-off | (1,404) | (664) | (1,547) |
| Balance, end of year | $ 911 | $ 1,299 | $ 1,978 |

## 5. Forward Contracts

The Company transacts business in various foreign currencies and has international sales and expenses denominated in foreign currencies, subjecting the Company to foreign currency exchange rate risk. During 2025 and 2024, the Company entered into foreign currency exchange rate forward contracts, with six commercial banks as the counterparties, with maturities of generally 12 months or less, to reduce the volatility of cash flows, primarily related to forecasted costs denominated in Philippine pesos, Indian rupees, Mexican pesos, Colombian pesos and euros. In addition, the Company utilizes foreign currency exchange rate contracts to mitigate foreign currency exchange rate risk associated with foreign currency-denominated assets and liabilities, primarily intercompany balances. The Company does not use foreign currency exchange rate contracts for trading purposes.

### Cash Flow Hedges

The following table presents the Company's realized gains associated with our cash flow hedges reclassified from accumulated other comprehensive loss ("AOCL") to earnings:

| (in thousands) | Year ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Cost of services | $ (4,093) | $ — | $ — |
| Selling, general, and administrative expense | (640) | — | — |
| Depreciation expense | (361) | — | — |
| Total amount reclassified from AOCL | $ (5,094) | $ — | $ — |

The following table presents the Company's settled forward contracts designated as cash flow hedges:

| | Year ended December 31, | | |
|---|---|---|---|
| (in thousands) | 2025 | 2024 | 2023 |
| Notional amount of settled forward contracts in Philippine pesos | $ 190,670 | $ — | $ — |
| Notional amount of settled forward contracts in Indian rupees | 55,263 | — | — |
| Notional amount of settled forward contracts in Mexican pesos | 17,869 | — | — |
| Notional amount of settled forward contracts in Colombian pesos | 45,653 | — | — |
| Notional amount of settled forward contracts in euros | 6,822 | — | — |
| Total notional amount of settled forward contracts designated as cash flow hedges | $ 316,277 | $ — | $ — |

The following table presents the Company's outstanding forward contracts designated as cash flow hedges:

| | Year ended December 31, | | |
|---|---|---|---|
| (in thousands) | 2025 | 2024 | 2023 |
| Notional amount of outstanding forward contracts in Philippine pesos | $ 168,959 | $ 152,803 | $ — |
| Notional amount of outstanding forward contracts in Indian rupees | 56,806 | 41,819 | — |
| Notional amount of outstanding forward contracts in Mexican pesos | 16,065 | 14,380 | — |
| Notional amount of outstanding forward contracts in Colombian pesos | 41,961 | 35,141 | — |
| Notional amount of outstanding forward contracts in euros | 20,641 | — | — |
| Total notional amount of outstanding forward contracts designated as cash flow hedges | $ 304,432 | $ 244,143 | $ — |

All cash flow hedges were determined to be highly effective, with no component of any gain or loss excluded from the assessment of hedge effectiveness, for the periods presented. Net unrealized losses (gains) on cash flow hedges for the years ended December 31, 2025 and 2024 was $7.6 million and $4.2 million, respectively. As of December 31, 2025, the net accumulated loss on our foreign currency cash flow hedges expected to be reclassed from accumulated other comprehensive loss into earnings within the next 12 months was $1.8 million. See Note 15, "Accumulated Other Comprehensive Loss" for additional information regarding changes in accumulated other comprehensive loss.

*Derivatives Not Designated as Hedging Instruments*

The following table presents the Company's settled and outstanding forward contracts and realized and unrealized losses (gains) associated with derivative contracts not designated as hedging instruments:

| | Year ended December 31, | | |
|---|---|---|---|
| (in thousands) | 2025 | 2024 | 2023 |
| Notional amount of settled forward contracts in Philippine pesos | $ — | $ 169,029 | $ 221,014 |
| Notional amount of settled forward contracts in Indian rupees | — | 45,193 | 30,950 |
| Total notional amount of settled forward contracts | $ — | $ 214,222 | $ 251,964 |
| Realized losses (gains) from settlement of forward contracts | $ — | $ 5,956 | $ (2,577) |
| | | | |
| Notional amount of outstanding forward contracts in Philippine pesos | $ — | $ — | $ 169,029 |
| Notional amount of outstanding forward contracts in Indian rupees | — | — | 45,193 |
| Total notional amount of outstanding forward contracts | $ — | $ — | $ 214,222 |
| Unrealized foreign exchange losses (gains) on forward contracts | $ — | $ (689) | $ 2,485 |

*Fair Value Measurements*

The Company has implemented the fair value accounting standard for those assets and liabilities that are re-measured and reported at fair value at each reporting period. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value based on inputs used, and requires additional disclosures about fair value measurements. This standard applies to fair value measurements already required or permitted by existing standards. By entering into derivative contracts, the Company is exposed to counterparty credit risk, or the failure of the counterparty to perform under the terms of the derivative contract. For the periods presented, the non-performance risk of the Company and the counterparties did not have a material impact on the fair value of the derivative instruments.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset and include situations where there is little, if any, market activity for the asset.

For financial statement presentation purposes, the Company does not offset assets and liabilities under master netting arrangements. The following table presents information about the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2025 and 2024 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value:

| | December 31, 2025 | | | | | |
| | Fair value measurements using | | | | Effect of | |
| (in thousands) | Level 1 inputs | Level 2 inputs | Level 3 inputs | Total Gross Fair Value | Master Netting Arrangements | Net Amounts |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Money market funds | $ 121,293 | $ — | $ — | $ 121,293 | $ — | $ 121,293 |
| Derivatives designated as hedging instruments: | | | | | | |
| Forward contracts receivable | $ — | $ 2,317 | $ — | $ 2,317 | $ (2,097) | $ 220 |
| **Liabilities** | | | | | | |
| Derivatives designated as hedging instruments: | | | | | | |
| Forward contracts payable | $ — | $ 4,075 | $ — | $ 4,075 | $ (2,097) | $ 1,978 |

| | December 31, 2024 | | | | | |
| | Fair value measurements using | | | | Effect of | |
| (in thousands) | Level 1 inputs | Level 2 inputs | Level 3 inputs | Total Gross Fair Value | Master Netting Arrangements | Net Amounts |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Money market funds | $ 60,346 | $ — | $ — | $ 60,346 | $ — | $ 60,346 |
| Derivatives designated as hedging instruments: | | | | | | |
| Forward contracts receivable | $ — | $ 2 | $ — | $ 2 | $ (2) | $ — |
| **Liabilities** | | | | | | |
| Derivatives designated as hedging instruments: | | | | | | |
| Forward contracts payable | $ — | $ 4,221 | $ — | $ 4,221 | $ (2) | $ 4,219 |

The Company's derivatives are carried at fair value using various pricing models that incorporate observable market inputs, such as interest rate yield curves and currency rates, which are Level 2 inputs. Derivative valuations incorporate credit risk adjustments that are necessary to reflect the probability of default by the counterparty or by the Company.

## 6. Property and Equipment, net

The components of Property and equipment, net at December 31, 2025 and 2024 were as follows:

| (in thousands) | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Leasehold improvements | $ 106,515 | $ 76,171 |
| Technology and computers | 127,227 | 115,816 |
| Furniture and fixtures | 13,224 | 8,480 |
| Construction in process | 9,681 | 5,476 |
| Other property and equipment | 24,443 | 16,260 |
| Property and equipment, gross | 281,090 | 222,203 |
| Accumulated depreciation | (185,664) | (155,428) |
| Property and equipment, net | $ 95,426 | $ 66,775 |

The Company's principal operations are in the Philippines where the majority of property and equipment resides under its wholly owned subsidiaries. The table below presents the Company's total property and equipment by geographic location as of December 31, 2025 and 2024:

| (in thousands) | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Philippines | $ 34,205 | $ 22,888 |
| United States | 6,620 | 7,116 |
| India | 24,549 | 11,830 |
| Colombia | 18,667 | 12,950 |
| Rest of World | 11,385 | 11,991 |
| Property and equipment, net | $ 95,426 | $ 66,775 |

During the years ended December 31, 2025, 2024 and 2023, no impairment charges were recorded.

## 7. Goodwill and Intangibles

The changes in the carrying amount of goodwill during the period were as follows:

| (in thousands) | |
|---|---|
| Balance as of December 31, 2023 | $ 218,108 |
| Foreign currency translation | (1,317) |
| Balance as of December 31, 2024 | 216,791 |
| Foreign currency translation | 2,742 |
| Balance as of December 31, 2025 | $ 219,533 |

As of October 1, 2025, 2024 and 2023, the Company opted to bypass the qualitative assessment under Step 0 and proceeded directly to performing a quantitative goodwill impairment test under Step 1. Based on the quantitative assessments for the years ended December 31, 2025, 2024 and 2023, the Company determined that the carrying value of the reporting unit did not exceed its fair value and no impairment charges were recorded.

Intangible assets consisted of the following as of December 31, 2025 and 2024:

| (in thousands) | Weighted-Average Years Remaining | December 31, 2025 | | | December 31, 2024 | | |
|---|---|---|---|---|---|---|---|
| | | Intangibles, Gross | Accumulated Amortization | Intangibles, Net | Intangibles, Gross | Accumulated Amortization | Intangibles, Net |
| Customer relationships | 7.7 | $ 252,607 | $ (120,765) | $ 131,842 | $ 251,245 | $ (103,162) | $ 148,083 |
| Trade name | 7.7 | 41,900 | (20,252) | 21,648 | 41,900 | (17,458) | 24,442 |
| Other intangibles | 0.0 | 105 | (105) | — | 158 | (158) | — |
| Total | 7.7 | $ 294,612 | $ (141,122) | $ 153,490 | $ 293,303 | $ (120,778) | $ 172,525 |

During the years ended December 31, 2025, 2024 and 2023, no impairment charges were recorded.

Future amortization expense for intangible assets subject to amortization was:

| (in thousands) | |
|---|---|
| 2026 | $ 20,027 |
| 2027 | 20,027 |
| 2028 | 20,027 |
| 2029 | 20,027 |
| 2030 | 20,027 |
| Thereafter | 53,355 |
| Total | $ 153,490 |

## 8. Long-Term Debt

The balances of current and non-current portions of debt consist of the following as of December 31, 2025 and 2024:

| (in thousands) | December 31, 2025 | | | December 31, 2024 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Current | Noncurrent | Total | Current | Noncurrent | Total |
| Term Loan | $ 21,938 | $ 220,050 | $ 241,988 | $ 15,188 | $ 241,988 | $ 257,176 |
| Less: Debt financing fees | (379) | (252) | (631) | (379) | (631) | (1,010) |
| Total | $ 21,559 | $ 219,798 | $ 241,357 | $ 14,809 | $ 241,357 | $ 256,166 |

### 2022 Credit Agreement

On September 7, 2022, the Company entered into a credit agreement (the "2022 Credit Agreement") with both new and existing lenders which amended and restated its credit agreement entered into on September 25, 2019 (the "2019 Credit Agreement"). The 2022 Credit Agreement includes a $270.0 million term loan (the "2022 Term Loan Facility") and a $190.0 million revolving credit facility (the "2022 Revolving Credit Facility" and, together with the 2022 Term Loan Facility, the "2022 Credit Facilities"). The proceeds of the 2022 Term Loan Facility were used to repay all borrowings under the 2019 Credit Agreement, to pay related fees and expenses and for general corporate purposes (the "Refinancing"). The Refinancing was accounted for as a debt modification for existing lenders and new debt for new lenders, resulting in debt issuance costs, including amounts allocated from the 2019 Credit Agreement, of $1.9 million associated with the 2022 Term Loan Facility and $1.1 million associated with the undrawn 2022 Revolving Credit Facility.

The 2022 Term Loan Facility matures on September 7, 2027, and commencing with the fiscal quarter ending December 31, 2022, requires quarterly principal payments of 0.25% of the original principal amount through September 30, 2023, 0.625% of the original principal amount through September 30, 2024, 1.25% of the original principal amount through September 30, 2025, 1.875% of the original principal amount through September 30, 2026 and 2.50% of the original principal amount thereafter, with the remaining principal due in a lump sum at the maturity date. Voluntary principal prepayments are permitted.

The 2022 Revolving Credit Facility provides the Company with access to a $15.0 million letter of credit facility and a $15.0 million swing line facility, each of which, to the extent used, reduces borrowing availability under the 2022 Revolving Credit Facility. The 2022 Revolving Credit Facility terminates on September 7, 2027. As of December 31, 2025, we had no balance outstanding and $190.0 million of borrowing available under the 2022 Revolving Credit Facility.

Borrowings under the 2022 Credit Agreement, with the exception of swing line borrowings, bear interest, at our option, either at (i) an adjusted Term Secured Overnight Financing Rate ("SOFR rate") plus a margin of 2.25% per annum, subject to a SOFR rate floor of 0.00% or (ii) an alternative base rate plus a margin of 1.25% per annum, subject to an alternative base rate floor of 1.00%, Any borrowings under the swing line will be subject to the base rate. The 2022 Revolving Credit Facility also requires a commitment fee of 0.40% per annum of undrawn commitments to be paid quarterly in arrears. We have elected to pay interest on borrowings under the 2022 Term Loan Facility based on the SOFR rate. The interest rate in effect for the 2022 Term Loan Facility as of December 31, 2025 was 6.022% per annum. Due to its variable interest rates, the carrying amount of debt approximates fair value based on the present value of future cash flows using Level 2 inputs.

The 2022 Credit Agreement contains a financial covenant requiring compliance with a maximum total net leverage ratio and certain other covenants, including, among other things, covenants restricting additional borrowings, investments (including acquisitions) and distributions. We were in compliance with all debt covenants as of December 31, 2025. Substantially all assets of our direct wholly owned subsidiary TU MidCo, Inc., its wholly owned subsidiary TU BidCo, Inc. and its material wholly owned domestic subsidiaries are pledged as collateral under the 2022 Credit Agreement, subject to certain customary exceptions.

Principal maturities of the outstanding debt as of December 31, 2025 are as follows:

| (in thousands) | |
| --- | --- |
| 2026 | $ 21,938 |
| 2027 | 220,050 |
| Total | $ 241,988 |

## 9. Leases

The following table presents operating lease costs recorded to cost of service:

| (in thousands) | Year ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2025 | | 2024 | | 2023 | |
| Operating lease costs - Cost of services | $ | 25,306 | $ | 19,177 | $ | 17,314 |

Operating lease costs recorded to selling, general, and administrative expense were immaterial during the years ended December 31, 2025, 2024, and 2023.

The following table presents the weighted average remaining lease term and weighted average discount rate for the Company's operating leases as of December 31, 2025 and December 31, 2024:

| | December 31, 2025 | December 31, 2024 |
| --- | --- | --- |
| Weighted average remaining lease term | 3.3 years | 3.5 years |
| Weighted average discount rate | 7.0 % | 6.6 % |

The following table presents supplemental cash flow information related to the Company's operating leases:

| (in thousands) | December 31, 2025 | | December 31, 2024 | | December 31, 2023 | |
| --- | --- | --- | --- | --- | --- | --- |
| Cash paid for amounts included in the measurement of operating lease liabilities | $ | 23,289 | $ | 19,733 | $ | 16,825 |
| ROU assets obtained in exchange for operating lease liabilities | | 24,806 | | 24,023 | | 18,938 |

The future lease payments on the Company's operating lease liabilities as of December 31, 2025 were as follows:

| (in thousands) | | |
| --- | --- | --- |
| 2026 | $ | 22,418 |
| 2027 | | 17,196 |
| 2028 | | 12,405 |
| 2029 | | 9,241 |
| 2030 | | 1,741 |
| Thereafter | | 97 |
| Total lease payments | | 63,098 |
| Less: interest | | (6,728) |
| Total lease liabilities | $ | 56,370 |

## 10. Commitments and Contingencies

### *Legal Proceedings*

The Company is subject to various legal proceedings, claims, and litigation arising in the ordinary course of business. Although the outcomes of such matters cannot be predicted with certainty, the Company believes that resolution of all such pending matters will not, either individually or in the aggregate, have a material adverse effect on its business, operating results, cash flows, or financial condition. However, given the inherent unpredictability of litigations, arbitrations, claims, inquiries, investigations and proceedings, it is possible that an adverse outcome in certain matters could have a material adverse effect on our business, operating results, cash flows, or financial condition in any future period. In addition, there can be no assurance that material losses will not be incurred from claims where potential losses have not yet been determined to be probable or possible and reasonably estimable.

On February 23, 2022, a purported class action lawsuit captioned Lozada v. TaskUs, Inc. et al. (No. 22-cv-1479-JPC), was filed in the United States District Court for the Southern District of New York against the Company, our Chief Executive Officer, our President, and our Chief Financial Officer. The complaint alleged that the registration statement filed in connection with the Company's initial public offering ("IPO") and the Company's second and third quarter 2021 earnings calls contained materially false and misleading information in violation of the federal securities laws. On October 20, 2022, the court entered an order appointing Humberto Lozada as lead plaintiff in the lawsuit. On December 16, 2022, lead plaintiff filed an amended complaint, alleging additional misstatements in certain of the Company's 2021 earnings releases filed on Form 8-K and at an investor conference, and asserting additional securities claims, including against members of TaskUs's Board of Directors as well as BCP FC Aggregator L.P. The complaint sought unspecified damages and an award of costs and expenses, including reasonable attorneys' fees, as well as equitable relief. On February 17, 2023, TaskUs and the other named defendants filed a motion to dismiss. On October 16, 2023, the plaintiffs voluntarily dismissed with prejudice certain claims based on certain theories of liability. On February 24, 2025, the Company entered into a Stipulation and Agreement of Settlement (the "Settlement Agreement"), which the Court preliminarily approved on June 13, 2025. A settlement hearing took place on October 16, 2025. On December 4, 2025, the Court granted final approval of the settlement and entered a judgment pursuant to the settlement. The Settlement Agreement includes a combined payment by defendants of $17.5 million, inclusive of plaintiffs' attorneys' fees and expenses, and a full and complete release of all claims. The Company's insurance retention and policies fully funded the settlement amount in July 2025. The defendants entered into the Settlement Agreement solely to eliminate the burden, expense, uncertainty, and risk of further litigation and have denied, and continue to deny, any and all allegations of liability or wrongdoing.

On January 15, 2025, putative TaskUs stockholder James Eaton filed a derivative lawsuit in the Court of Chancery of the State of Delaware, captioned Eaton v. Maddock, et al. (C.A. No. 2025-0043-NAC), purportedly on behalf of the Company against certain current and former members of its Board of Directors. Eaton previously delivered a demand pursuant to 8 Del. C. §220 on TaskUs on July 3, 2024, which the Company responded to on September 16, 2024. The Eaton complaint includes allegations similar to those in the Lozada case and asserts a claim for breach of fiduciary duty. In particular, the complaint alleges that TaskUs's public filings included misstatements regarding its low employee attrition rate and high Glassdoor rating in the lead-up periods to the Company's IPO and secondary public offering in October 2021 ("SPO"). The complaint includes one count for breach of fiduciary duty and alleges that because of TaskUs's breach, the Company has suffered damages in the form of: (1) legal fees associated with the Lozada litigation; (2) loss of reputation and goodwill; (3) costs associated with investigations into the misstatement allegations; (4) money used to facilitate the IPO and SPO; (5) insider profits derived from the IPO and SPO; and (6) loss of Company revenue and profits. On June 5, 2025, the parties moved to stay the action, which the Court granted on June 6, 2025. The Company is unable to predict, with a reasonable degree of certainty, the likely outcome of this litigation.

On March 6, 2025, putative TaskUs stockholder Kalvin Tucker filed a derivative lawsuit in the United States District Court for the Southern District of New York, captioned Tucker v. Dixit, et al. (No. 25-cv-01875), purportedly on behalf of the Company against certain current and former members of its Board of Directors. The Tucker complaint includes allegations that are substantially similar to those in the Eaton case and asserts claims for contribution, breach of fiduciary duty, aiding and abetting breaches of fiduciary duty, unjust enrichment, and waste. On June 10, 2025, the parties moved to stay the action, which the Court granted on June 11, 2025. The Company is unable to predict, with a reasonable degree of certainty, the likely outcome of this litigation.

On May 27, 2025, a purported class action captioned Nelson Estrada, individually and on behalf of all others similarly situated v. TaskUs, Inc., was filed in the United States District Court for the Southern District of New York against the Company. An amended complaint was filed on September 16, 2025 that added additional plaintiffs Allen Joo, Tiba Parsa, Tim Reynolds, and Craig Burson. The amended complaint alleges that plaintiffs' data was implicated in a Coinbase data breach announced on May 14, 2025, that the breach involved TaskUs employees providing overseas support services to Coinbase who improperly accessed information related to his account, and that a subset of the plaintiffs had cryptocurrency assets stolen in ways that they allege was related to the breach. The amended complaint asserts claims for negligence, negligent hiring/supervision, conversion, fraud, breach of implied contract, unjust enrichment, declaratory and injunctive relief, violation of the unfair and deceptive trade law statutes of various states, and violation of the California Consumer Privacy Act. Plaintiff seeks to certify a class of all persons in the United States whose personally identifiable information was compromised in the Coinbase data breach, as well as a similarly defined California sub-class, and a sub-class of individuals whose cryptocurrency assets were stolen by those who received personally identifiable information as a result of the breach. Plaintiffs request damages, pre- and post-judgment interest, attorneys' fees, and any other relief allowable under law. On October 30, 2025, the Company filed a motion to dismiss the amended complaint, which is currently pending. The Company is unable to predict, with a reasonable degree of certainty, the likely outcome of this litigation.

On October 24, 2025, an amended complaint was filed in the consolidated proceedings captioned In re Coinbase Customer Data Security Breach Litigation in the United States District Court for the Southern District of New York. This action contains multiple proceedings that were originally filed against Coinbase and were subsequently consolidated into a single multi-district litigation. The amended complaint named the Company as a defendant, in addition to Coinbase Global, Inc., Coinbase, Inc., and ten "John Doe" defendants to represent currently unknown other entities, and alleged that plaintiffs' data was implicated in a Coinbase data breach announced on May 14, 2025 and that the breach involved TaskUs employees providing overseas support services to Coinbase who improperly accessed information related to his account. The amended complaint asserted claims against both the Company and Coinbase for negligence, gross negligence, breach of implied contract, unjust enrichment, violations of the statutes of various states that require timely notice be provided following a data breach, and violations of the consumer protection statutes of various states. The amended complaint also brought claims for breach of fiduciary duty and declaratory judgment that are directed at Coinbase. Plaintiffs sought to certify a class of all persons in the United States whose personally identifiable information was compromised in the Coinbase data breach, as well as similarly defined sub-classes for California, Colorado, Maine, Massachusetts, New York, South Carolina, Texas, Washington, and Wisconsin. Plaintiffs requested damages, pre- and post-judgment interest, attorneys' fees, and any other relief allowable under law. On January 15, 2026, a Consolidated Class Action Complaint was filed, removing TaskUs as a defendant. Accordingly, no claims against the Company remain in this litigation.

On September 16, 2022, a lawsuit captioned My Choice Software, LLC vs. TaskUs, Inc., Tassilo Heinrich, Shopify, Inc., Shopify Holdings (USA) Inc., Shopify (USA) Inc., Does 1-50, No. 22-cv-1710 was filed in the United States District Court, Central District of California. The complaint alleges the defendants profited off of the plaintiff's information in connection with a 2020 Shopify data breach. The complaint seeks unspecified damages and an award of costs and expenses, including reasonable attorneys' fees, as well as equitable and injunctive relief. On February 13, 2023, the Company filed a motion to dismiss the amended complaint. In May 2023, the Court issued an Order dismissing certain parties, staying the case as to the Company and denying as moot the Company's previously filed motion to dismiss. This case is currently stayed. The Company is unable to predict, with a reasonable degree of certainty, the likely outcome of this litigation.

### Indemnification

In addition, in the ordinary course of business, the Company enters into agreements of varying scope and terms pursuant to which we agree to indemnify clients, vendors and other business partners with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, cybersecurity breach, services to be provided by us or from intellectual property infringement claims made by third parties. Historically, we have not experienced significant losses on these types of indemnification obligations; however, the Company may incur significant losses related to such indemnification obligations in the future.

## 11. Stock-Based Compensation

### Stock Plans

#### 2019 Stock Incentive Plan

On April 16, 2019, the Company established an equity incentive plan pursuant to which the Company has granted option awards to selected executives and other key employees (the "2019 Plan"). The option awards contain service, market and performance conditions. Stock options under this plan contingently vest over a period of two years in the event of a change in control and over a period of three years in the event of an initial public offering ("IPO") (each as defined in such plan), with the vesting period beginning on the date of the performance event so long as the holder remains employed. The amount of options eligible for vesting is contingent upon Blackstone's return on invested capital in the Company. These options have contractual lives of 10 years. As amended, the Company reserved 7,597,730 common shares for issuance under the 2019 Plan. Following the IPO and establishment of the 2021 Plan, defined below, it is not expected that any additional awards will be issued under the 2019 Plan.

#### 2021 Omnibus Incentive Plan

On June 10, 2021, the Company adopted the 2021 Omnibus Incentive Plan (the "2021 Plan" and, together with the 2019 Plan, the "Incentive Plans"), which provides for the issuance of non-qualified stock options, incentive stock options, stock appreciation rights ("SARs"), restricted shares of Class A common stock, restricted stock units ("RSUs"), or other equity-based or cash-based awards. The stock options are subject to service-based vesting conditions and generally vest quarterly or annually over three to four years and expire 10 years from the date of the grant. The RSUs are typically subject to service-based vesting conditions and generally vest in quarterly or annual installments over two to four years. As of December 31, 2025, the total number of shares available for future grants under the 2021 Plan was 6,154,841, subject to automatic annual evergreen increases.

*Employee Stock Purchase Plan*

The Company adopted the TaskUs, Inc. 2022 Employee Stock Purchase Plan (the "ESPP") on June 14, 2022. Under the ESPP, eligible employees may purchase a limited number of shares of our Class A common stock at the lesser of 85% of the market value on the enrollment date or 85% of the market value on the purchase date. As of December 31, 2025, no shares were issued through the ESPP. As of December 31, 2025, the total number of shares available for issuance under the ESPP was 5,000,000.

### Stock Options

The following table summarizes the stock option activity for the year ended December 31, 2025:

| | Number of options | Weighted-average exercise price | Weighted-average remaining contractual term (years) | Aggregate intrinsic value (in thousands) |
|---|---|---|---|---|
| Outstanding at January 1, 2025 | 4,846,497 | $ 18.58 | 6.4 | $ 17,505 |
| Granted | — | $ — | | |
| Exercised | (1,204,184) | $ 7.13 | | |
| Forfeited, cancelled or expired | (42,325) | $ 37.81 | | |
| Outstanding at December 31, 2025 | 3,599,988 | $ 22.19 | 5.7 | $ 3,040 |
| Vested and exercisable at December 31, 2025 | 3,276,634 | $ 22.28 | 5.6 | $ 3,040 |
| Vested and exercisable at December 31, 2025 and expected to vest thereafter | 3,599,988 | $ 22.19 | 5.7 | $ 3,040 |

There were no stock options granted during the years ended December 31, 2025 and 2024. The weighted-average grant-date fair value of options granted during the year ended December 31, 2023 was $8.85. The total pre-tax intrinsic value of the options exercised during the years ended December 31, 2025, 2024, and 2023 was $11.5 million, $12.6 million, and $1.3 million respectively.

Options granted to employees contain service conditions that affect vesting. The Company uses the Black-Scholes option pricing model to estimate the grant date fair value of stock options with service conditions with the following assumptions:

| | Year ended December 31, 2023 |
|---|---|
| Dividend yield (%) | 0 % |
| Expected volatility (%) | 36-45% |
| Risk-free interest rate (%) | 3.6-4.2% |
| Expected term (years) | 5.5-6.5 |

The assumptions used in the Black-Scholes model, other than the fair value of the Company's common stock, are estimated as follows:

- Expected dividend yield: Zero percent, as the Company does not anticipate paying dividends on its common stock.
- Expected volatility: Based on a blended volatility of the Company's historic stock price volatility and the historical stock price volatility of comparable publicly-traded companies in its peer group and the implied volatility of its assets and current leverage.
- Risk-free interest rate: Based on the U.S. Treasury yield curve in effect at the time of grant.
- Expected term: Estimated based on the simplified method as the Company does not have adequate historical data.

*RSUs*

The following table summarizes the RSU activity for the year ended December 31, 2025:

| | Number of RSUs | | Weighted-average grant date fair value |
|---|---|---|---|
| Outstanding at January 1, 2025 | 4,309,358 | $ | 17.50 |
| Granted | 1,861,817 | $ | 13.37 |
| Released | (2,098,537) | $ | 20.30 |
| Cancelled | (501,959) | $ | 15.63 |
| Unvested and Outstanding at December 31, 2025 | 3,570,679 | $ | 13.96 |

The weighted-average grant date fair value of RSUs granted during the years ended December 31, 2024 and December 31, 2023 was $12.66 and $16.66, respectively. The total pre-tax intrinsic value of the RSUs released during the years ended December 31, 2025, 2024, and 2023 was $31.0 million, $23.9 million, and $15.4 million, respectively.

*Performance Stock Units ("PSUs")*

The following table summarizes the PSU activity for the year ended December 31, 2025:

| | Number of PSUs | | Weighted-average grant date fair value |
|---|---|---|---|
| Outstanding at January 1, 2025 | 3,693,417 | $ | 4.67 |
| Granted | 396,198 | $ | 13.15 |
| Released | (80,000) | $ | 11.92 |
| Cancelled | (3,373,417) | $ | 4.02 |
| Unvested and Outstanding at December 31, 2025[1] | 636,198 | $ | 12.51 |

(1) Includes PSUs for which the performance period has ended, but remain subject to formal certification and approval by the Compensation Committee of the Board of Directors on December 31, 2025. Upon formal certification of performance targets in the first quarter of 2026, 74,914 PSUs were released and 50,795 PSUs were cancelled.

The total pre-tax intrinsic value of the PSUs released during the year ended December 31, 2025 was $1.3 million. There were no PSUs released during the years ended December 31, 2024 and 2023.

The Company granted 396,198 PSUs during 2025, which vest contingently over three years subject to continued service and the achievement of certain Revenue and Adjusted EBITDA targets (performance conditions).

The Company granted 320,000 PSUs during 2024 with a weighted-average grant date fair value of $11.58. The majority of which vest contingently in annual installments over three years subject to continued service and the achievement of certain stock price CAGR targets (market conditions). The remaining PSUs vest contingently over three years subject to continued service and the achievement of certain New Business Annual Contract Value targets (performance conditions).

The grant date fair value of the PSUs with market conditions granted during 2024 were estimated using the Monte Carlo simulation method with the following assumptions:

| | |
|---|---|
| Dividend yield (%) | 0 % |
| Expected volatility (%) | 75 % |
| Risk-free interest rate (%) | 4.7%-5.1% |

The Company granted 3,307,060 PSUs in June 2021, which vest contingently in annual installments over four years subject to continued service and the achievement of certain enterprise value compound annual growth rate ("CAGR") targets (market conditions). The Company granted 66,357 PSUs in August 2021, which vest contingently in four years subject to continued service and the achievement of certain market capitalization CAGR targets (market conditions). None of these PSUs met their performance targets and all were cancelled during 2025.

### Stock-Based Compensation Expense

The following table summarizes the components of stock-based compensation expense recognized in the Company's consolidated statements of income for the periods presented:

| | | Year ended December 31, | | | | |
|---|---|---|---|---|---|---|
| (in thousands) | | 2025 | | 2024 | | 2023 |
| Cost of services | $ | 1,061 | $ | 2,182 | $ | 3,269 |
| Selling, general, and administrative expense | | 28,598 | | 39,639 | | 49,490 |
| Total | $ | 29,659 | $ | 41,821 | $ | 52,759 |

For the year ended December 31, 2025, there was $0.2 million, $17.6 million and $0.8 million of unrecognized compensation expense related to the Company's unvested stock options, RSUs and PSUs, respectively, that is expected to be recognized over a weighted-average period of 0.2 years, 1.4 years and 1.3 years. Certain PSUs contain performance conditions, which may result in a different amount of expense recognized over the term of the awards.

The tax benefits recognized in the consolidated statements of income for stock-based compensation expense, including the impact of exercises and releases, were $3.6 million, $0.5 million, and $0.8 million for the years ended December 31, 2025, 2024, and 2023, respectively.

## 12. Income Taxes

The components of income before income taxes consists of the following, for the periods indicated:

| | | Year ended December 31, | | | | |
|---|---|---|---|---|---|---|
| (in thousands) | | 2025 | | 2024 | | 2023 |
| United States | $ | 78,622 | $ | 33,595 | $ | 25,009 |
| Foreign | | 58,052 | | 40,586 | | 50,023 |
| Income before income taxes | $ | 136,674 | $ | 74,181 | $ | 75,032 |

The provision for income taxes consists of the following, for the periods indicated:

| | | Year ended December 31, | | | | |
|---|---|---|---|---|---|---|
| (in thousands) | | 2025 | | 2024 | | 2023 |
| Current: | | | | | | |
| Federal | $ | 16,828 | $ | 16,716 | $ | 20,676 |
| State | | 4,750 | | 5,044 | | 6,328 |
| Foreign | | 20,294 | | 17,440 | | 10,297 |
| Total current tax expense | | 41,872 | | 39,200 | | 37,301 |
| Deferred: | | | | | | |
| Federal | | (3,725) | | (6,706) | | (8,377) |
| State | | (821) | | (386) | | (1,060) |
| Foreign | | (2,927) | | (3,797) | | 1,478 |
| Total deferred tax benefit | | (7,473) | | (10,889) | | (7,959) |
| Total provision for income taxes | $ | 34,399 | $ | 28,311 | $ | 29,342 |

The following table presents the tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities as of the dates indicated:

| (in thousands) | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **Deferred Tax Assets** | | |
| Accruals | $ 4,853 | $ 8,317 |
| Allowances and reserves | 209 | 307 |
| Intercompany payable | 2,539 | 2,139 |
| State taxes | 645 | 810 |
| Stock-based compensation expense | 7,468 | 7,720 |
| Deferred revenue | 740 | 840 |
| Operating lease liabilities | 6,733 | 1,698 |
| Fixed assets | 10,872 | 7,254 |
| Section 267 - Intercompany Payable | 4,283 | 3,757 |
| Other capitalized costs | 3,679 | 3,147 |
| Other | 1,174 | 1,620 |
| Gross deferred tax assets | 43,195 | 37,609 |
| Valuation allowance | (907) | — |
| Total deferred tax assets | $ 42,288 | $ 37,609 |
| **Deferred Tax Liabilities** | | |
| Intangibles | (36,312) | (40,604) |
| Operating lease right-of-use assets | (5,570) | (1,644) |
| Unrealized foreign exchange gain/loss | (762) | 147 |
| Other | (1,582) | (4,123) |
| Total deferred tax liabilities | $ (44,226) | $ (46,224) |
| Net deferred tax liabilities | $ (1,938) | $ (8,615) |

The Company assessed the available positive and negative evidence to estimate whether it was more likely than not that some portion, or all, of the deferred tax assets would be realized. Based on the level of historical taxable income and projections for future taxable income over the periods during which the Company's deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of its deductible temporary differences and carry forwards, net of the existing valuation allowances as of December 31, 2025.

As of December 31, 2025, federal net operating loss carryforwards of subsidiaries in the Philippines and United Kingdom amounted to $0.8 million. Our United Kingdom net operating loss can be carried forward for an indefinite period. Our net operating losses in the Philippines can be carried forward until 2028. As of December 31, 2025, our U.S. federal foreign tax credit of $0.2 million will expire between 2031 and 2035.

The following is a reconciliation stated as a percentage of pretax income of the U.S. federal statutory income tax rate (21%) to the Company's effective tax rate:

| | Year ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Federal tax rate | 21 % | 21 % | 21 % |
| State taxes, net of federal benefit | 2 | 4 | 4 |
| Nondeductible officers' compensation | 2 | 4 | 6 |
| Global Intangible Low Tax Income (GILTI) | 3 | 5 | 12 |
| Foreign Derived Intangible Income (FDII) | (2) | (3) | (2) |
| Return to accrual adjustment | — | 4 | 1 |
| Nondeductible litigation costs | — | 4 | — |
| Stock-based compensation expense | (1) | — | 7 |
| Foreign jurisdiction income tax holiday | — | — | (2) |
| Foreign tax credit | (3) | (4) | (10) |
| Foreign tax rate differential | — | — | (4) |
| Tax credits | — | (1) | (1) |
| Reserves for tax contingencies | 2 | 2 | 4 |
| Earn-out consideration | — | — | 2 |
| Other adjustments | 1 | 2 | 1 |
| **Effective tax rate** | 25 % | 38 % | 39 % |

The Company operates under tax holidays in the Philippines, which were effective through December 31, 2025, and may be extended for certain sites, if certain additional requirements are satisfied. The tax holidays are conditional upon the Company meeting certain employment and investment thresholds. The impact of these tax holidays decreased foreign taxes by $4.3 million, $3.2 million and $5.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. The benefit of the tax holidays on net income per share (diluted) was $0.05, $0.03 and $0.05 for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, unremitted earnings of the subsidiaries outside of the U.S. were approximately $418.6 million, which the Company has not made a provision for U.S. or additional foreign withholding taxes and state taxes. The Company's practice and intention are to indefinitely reinvest these earnings outside the U.S. Determination of the amount of any unrecognized deferred income tax liability on this temporary difference is not practicable because of the complexities of the hypothetical calculation.

Members of the Organisation for Economic Co-operation and Development (the "OECD") have agreed in principle to a global minimum tax of 15% of reported profits ("Pillar Two"). The OECD have published model rules on Pillar Two. Many countries have now incorporated Pillar Two model rule concepts into their domestic laws. On January 5, 2026, the OECD/G20 announced the Side-by-Side ("SbS") package, implemented as administrative guidance and modifying the operation of Pillar Two rules. The package introduces simplifications and new safe harbors for U.S. and other multinational companies where domestic and international tax systems meet robust requirements to coexist with Pillar Two which would fully exempt U.S.- parented groups from the application of two of the three Pillar Two top up taxes. We continue to review the impact of Pillar Two in light of legislative changes in multiple countries. For the year ended December 31, 2025, the impact of Pillar Two rules on the effective tax rate of the Company was immaterial. Pursuant to introduction of SbS package, we anticipate that Pillar Two rules will not have any material impact on the tax expense of the Company for future years.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted into law. The OBBBA permanently extends certain elements of the Tax Cuts and Jobs Act of 2017, revises international tax frameworks, and reinstates favorable tax treatment for certain business-related items. The Company has evaluated the provisions of the OBBBA and concluded that its enactment did not have a material impact on its consolidated financial statements or results of operations for the year ended December 31, 2025.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

| *(in thousands)* | | Year ended December 31, | | |
|---|---|---|---|---|
| | | **2025** | | **2024** |
| Uncertain tax benefit balance as of beginning of period | $ | 6,039 | $ | 4,229 |
| Gross increases (decreases) - tax positions for current period | | 2,181 | | 2,021 |
| Gross increases (decreases) - tax position in prior periods | | 502 | | (211) |
| Uncertain tax benefit balance as of end of period | $ | 8,722 | $ | 6,039 |

As of December 31, 2025, the Company had approximately $8.7 million of unrecognized tax benefits that if recognized would affect the effective income tax rate. The Company estimates no material changes to its uncertain tax positions within the next 12 months.

The Company recognizes interest and penalties related to uncertain tax positions as components of provision for income taxes. As of December 31, 2025, the Company accrued interest and penalties of $0.5 million and $0.1 million, respectively.

The Company files income tax returns in US federal and state jurisdictions, as well as the foreign jurisdictions it operates in, including the Philippines, Canada, India, Greece, Mexico, Taiwan, the United Kingdom, Ireland, Colombia, Japan, Malaysia, Poland, Romania, Croatia, Serbia, Egypt and South Africa. As of December 31, 2025, the tax years 2020 to 2024 are subject to examination by tax authorities.

## 13. Shareholders' Equity

*Conversion from Class B to Class A Common Stock*

On May 23, 2025, the Co-Founders and Blackstone converted 15,000,000 shares of Class B common stock to Class A common stock.

*Amendment and Restatement of Certificate of Incorporation*

The Company's amended and restated certificate of incorporation authorized three classes of ownership interests: (i) 250,000,000 shares of preferred stock, par value $0.01 per share, (ii) 2,500,000,000 shares of Class A common stock, par value $0.01 per share, and (iii) 250,000,000 shares of Class B common stock, par value $0.01 per share.

The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, transfer and conversion rights.

*Voting Rights*—Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock at any time or automatically upon certain conditions but no later than June 10, 2028 (seven years following the filing and effectiveness of the amended and restated certificate of incorporation).

*Dividend Rights*—Subject to any preferential rights of any then outstanding preferred stock, all shares of our common stock are entitled to share equally, on a per share basis, in any dividends our Board of Directors may declare from legally available sources; provided, however, that in the event a dividend is paid in the form of shares of Class A common stock or Class B common stock, then holders of Class A common stock shall be entitled to receive shares of Class A common stock and holders of Class B common stock shall be entitled to receive shares of Class B common stock. The Company has no current plans to pay regular dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends is limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future.

*Liquidation Rights*—Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment of the debts and other liabilities of the Company and subject to the rights, if any, of the holders of any outstanding series of preferred stock or any class or series of stock having a preference over or the right to participate with the common stock, the holders of all outstanding shares of Class A common stock and Class B common stock shall be entitled to receive the remaining assets of the Company available for distribution to its shareholders ratably in proportion to the number of shares held by each such shareholder.

## 14. Earnings Per Share

The Company has Class A common stock and Class B common stock outstanding. Because the only difference between the two classes of common stock are related to voting, transfer and conversion rights, the Company has not presented earnings per share under the two-class method, as earnings per share are the same for both Class A common stock and Class B common stock.

The following table summarizes the computation of basic and diluted earnings per share for the years ended December 31, 2025, 2024 and 2023:

| | Year ended December 31, | | |
|---|---|---|---|
| *(in thousands, except share and per share data)* | **2025** | **2024** | **2023** |
| **Numerator:** | | | |
| Net income available to common shareholders | $ 102,275 | $ 45,870 | $ 45,690 |
| **Denominator:** | | | |
| Weighted-average common shares outstanding - basic | 90,026,126 | 88,912,835 | 93,938,931 |
| Effect of dilutive securities | 2,999,063 | 3,391,435 | 2,234,140 |
| Weighted-average common shares outstanding - diluted | 93,025,189 | 92,304,270 | 96,173,071 |
| **Net income per common share:** | | | |
| Basic | $ 1.14 | $ 0.52 | $ 0.49 |
| Diluted | $ 1.10 | $ 0.50 | $ 0.48 |

The Company excluded 3,149,523, 3,296,636 and 5,719,465 potential common stock equivalents from the computation of diluted EPS for the years ended December 31, 2025, 2024, and 2023, respectively, because the effect would have been anti-dilutive. As of December 31, 2025, 2024, and 2023, there were 561,288, 3,408,972 and 4,296,539 potential common stock equivalents outstanding, respectively, with market or performance conditions which were not met at the relevant date, that were excluded from the calculation of diluted EPS.

## 15. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following:

| *(in thousands)* | Foreign Currency Translation Adjustments | Retirement Benefit Reserves | Unrealized Gains (Losses) on Cash Flow Hedges | Accumulated Other Comprehensive Loss |
|---|---|---|---|---|
| Balance as of December 31, 2023 | $ (9,705) | $ 154 | $ — | $ (9,551) |
| Other comprehensive loss before reclassifications | (11,954) | (727) | (4,219) | (16,900) |
| Income tax effects | — | 243 | 886 | 1,129 |
| Amounts reclassified from accumulated other comprehensive loss | — | (96) | — | (96) |
| Income tax effects | — | 29 | — | 29 |
| Other comprehensive loss | (11,954) | (551) | (3,333) | (15,838) |
| Balance as of December 31, 2024 | (21,659) | (397) | (3,333) | (25,389) |
| Other comprehensive income (loss) before reclassifications | (2,513) | 1,816 | 7,555 | 6,858 |
| Income tax effects | — | (517) | (1,461) | (1,978) |
| Amounts reclassified from accumulated other comprehensive loss | — | (108) | (5,094) | (5,202) |
| Income tax effects | — | 31 | 985 | 1,016 |
| Other comprehensive income (loss) | (2,513) | 1,222 | 1,985 | 694 |
| Balance as of December 31, 2025 | $ (24,172) | $ 825 | $ (1,348) | $ (24,695) |

## 16. Segment Information

The following table presents the significant expenses for the Company's single segment:

| | Year ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | | **2025** | | **2024** | | **2023** |
| Operating expenses: | | | | | | |
| Personnel costs (Cost of services)[1] | $ | 615,236 | $ | 505,448 | $ | 457,937 |
| Operating costs (Selling, general, and administrative expense)[2] | | 201,283 | | 183,970 | | 170,517 |
| Stock-based compensation expense[3] | | 30,404 | | 42,391 | | 53,179 |
| Non-operating costs (Selling, general, and administrative expense)[4] | | 14,282 | | 15,423 | | 8,108 |
| Other (Cost of services)[5] | | 120,044 | | 95,251 | | 77,527 |
| Depreciation | | 41,164 | | 40,223 | | 40,391 |
| Amortization of intangible assets | | 19,983 | | 19,935 | | 20,346 |
| Loss (gain) on disposal of assets | | 525 | | (80) | | 1,322 |
| Total operating expenses | $ | 1,042,921 | $ | 902,561 | $ | 829,327 |

(1) Represents salaries and wages and employee welfare costs, excluding stock-based compensation expense, of employees that can be directly attributed to the delivery of services.

(2) Represents operating costs related to sales and marketing and other administrative departments, including personnel costs (excluding stock-based compensation expense), professional fees, travel expenses, cloud-based capabilities, insurance premiums and other corporate expenses.

(3) Represents stock-based compensation expense for cost of services and selling, general, and administrative expense, as well as associated payroll tax.

(4) Includes operational efficiency costs and transaction costs in 2025, certain litigation costs that are considered non-recurring and outside of the ordinary course of business in 2024 and professional service fees related to non-recurring transactions in 2023.

(5) Represents other costs that can be directly attributed to delivery of services, including the costs for sites and technology, recruiting, professional development and employee engagement.

## 17. Subsequent Events

On February 25, 2026, the Board of Directors declared a special cash dividend of $3.65 per share, payable on March 25, 2026 (the "Special Dividend"). The Special Dividend, estimated to be approximately $333.0 million in the aggregate, will be funded by proceeds of the New Credit Facilities (as defined below) and cash on the Company's balance sheet.

To finance the Special Dividend and address its upcoming 2027 debt maturities, the Company has secured commitments for a comprehensive refinancing of its existing credit facility, which refinancing includes a $500.0 million term loan facility and $100.0 million revolving credit facility (together, the "New Credit Facilities"), each maturing in March 2031. Borrowings under the New Credit Facilities will bear interest, at the Company's option, at a rate equal to Term SOFR (with a floor of 0.00%) plus 2.75%, or an alternate base rate (with a floor of 1.00%) plus 1.75%.

**Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure**

None.

**Item 9A. Controls and Procedures**

*Disclosure Controls and Procedures*

The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

The Company's management has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the design and operation of the Company's disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

*Management's Annual Report on Internal Control over Financial Reporting*

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). The Company's management has evaluated the effectiveness of its internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's internal control over financial reporting was effective as of December 31, 2025, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

This Annual Report does not include an attestation report of our independent registered public accounting firm due to a transition period established by the rules of the SEC for emerging growth companies.

*Changes in Internal Control over Financial Reporting*

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

*Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting*

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

**Item 9B. Other Information**

*Rule 10b5-1 Trading Arrangements*

On November 21, 2025, Claudia Walsh, our General Counsel and Corporate Secretary, adopted a Rule 10b5-1 trading arrangement (the "Walsh 10b5-1 Plan"), which provides for the potential sale of up to 40,000 shares of the Company's Class A Common Stock (subject to reduction for any shares withheld to satisfy tax withholding obligations). The Walsh 10b5-1 Plan is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act and unless otherwise terminated pursuant to its terms, provides for sales from March 16, 2026 to August 1, 2026 or an earlier date on which all shares thereunder are sold.

On December 15, 2025, Stephan Daoust, our Chief Operating Officer, adopted a Rule 10b5-1 trading arrangement (the "Daoust 10b5-1 Plan"), which provides for the potential sale of up to 356,209 shares of the Company's Class A Common Stock, including shares obtained from the exercise of vested stock options and the vesting of restricted stock units (subject to reduction for (i) any shares withheld to satisfy tax withholding obligations and (ii) any shares sold under Mr. Daoust's 10b5-1 trading arrangement dated November 25, 2024 (the "Prior Daoust 10b5-1 Plan") between the entry into the Daoust 10b5-1 Plan on December 15, 2025 and the expiration of the Prior Daoust 10b5-1 Plan on February 28, 2026). The Daoust 10b5-1 Plan is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act and unless otherwise terminated pursuant to its terms, provides for sales from March 16, 2026 to December 31, 2026 or an earlier date on which all shares thereunder are sold.

On December 15, 2025, Balaji Sekar, our Chief Financial Officer, modified his Rule 10b5-1 trading arrangement (the "Sekar 10b5-1 Plan"), originally adopted on November 23, 2025, which, as modified, provides for the potential sale of up to 205,008 shares of the Company's Class A Common Stock, including shares obtained from the vesting of restricted stock units (subject to reduction for any shares withheld to satisfy tax withholding obligations). The Sekar 10b5-1 Plan is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act and unless otherwise terminated pursuant to its terms, provides for sales from March 16, 2026 to January 10, 2027 or an earlier date on which all shares thereunder are sold.

On December 15, 2025, Jarrod Johnson, our Chief Customer Officer, adopted a Rule 10b5-1 trading arrangement (the "Johnson 10b5-1 Plan"), which provides for the potential sale of up to 44,233 shares of the Company's Class A Common Stock, including shares obtained from the vesting of restricted stock units (subject to reduction for (i) any shares withheld to satisfy tax withholding obligations and (ii) any shares sold under Mr. Johnson's 10b5-1 trading arrangement dated September 15, 2025 (the "Prior Johnson 10b5-1 Plan") between the entry into the Johnson 10b5-1 Plan on December 15, 2025 and the expiration of the Prior Johnson 10b5-1 Plan on March 31, 2026). The Johnson 10b5-1 Plan is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act and unless otherwise terminated pursuant to its terms, provides for sales from April 1, 2026 to September 30, 2026 or an earlier date on which all shares thereunder are sold.

*Compensation Updates*

On March 3, 2026, as part of its annual review, after considering benchmark data, diversifying the current mix of compensation components and other relevant information, with the objectives of rewarding the creation of long-term value and encouraging employee retention, the Company's Compensation Committee approved certain compensation updates for its executive officers, including the following changes for the Company's named executive officers:

- Bryce Maddock, the Company's Chief Executive Officer, will receive an annual base salary of $1.0 million (increased from $50,000), with an effective date of January 1, 2026, will be eligible for a target bonus of 100% of base salary (increased from no target bonus), and will receive a long-term equity incentive grant valued at $5.5 million (reduced from $6.2 million in 2025), with 60% restricted stock units ("RSUs") and 40% performance-based restricted stock units ("PSUs"), each vesting over three years.
- Jarrod Johnson, the Company's Chief Customer Officer, will receive an annual base salary of $500,000 (increased from $400,000), with an effective date of April 15, 2026, will be eligible for a target bonus of 100% of base salary (unchanged), and will receive a long-term equity incentive grant valued at $1.0 million (reduced from $2.0 million in 2025), with 60% RSUs and 40% PSUs, each vesting over three years.
- Stephan Daoust, the Company's Chief Operating Officer, will receive an annual base salary of $500,000 (increased from $450,000), with an effective date of April 15, 2026, will be eligible for a target bonus of 100% of base salary (increased from 60%), and will receive a long-term equity incentive grant valued at $1.0 million (reduced from $2.0 million in 2025), with 60% RSUs and 40% PSUs, each vesting over three years.
- Additionally, Mr. Johnson and Mr. Daoust are each eligible for a $1.0 million cash retention bonus, contingent upon their continued employment for a three-year retention period. Each executive may elect to receive this payment either at the conclusion of the three-year period or upfront. Upfront payments are subject to clawback if the executive voluntarily resigns or is terminated for cause. If the executive is terminated without cause or resigns for good reason, the bonus will be earned on a pro-rata basis according to their termination date.

**Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

None.

**Part III**

## Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to TaskUs's Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025.

Our Board has adopted a Global Code of Conduct (the "Code") relating to the conduct of our business by all of our employees, executive officers (including our principal executive officer, principal financial officer and principal accounting officer (or persons performing similar functions)), and directors. This Code satisfies the requirement that we have a "code of conduct" under the Nasdaq and SEC rules and is available on our website at https://ir.taskus.com/corporate-governance/documents-charters. To the extent required under the listing rules and SEC rules, we intend to disclose future amendments to certain provisions of this Code, or waivers of such provisions, applicable to any of our executive officers or directors, on our website identified above.

We have adopted a securities trading policy applicable to our directors, officers, employees, and other covered persons, and have implemented processes for the company, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq Stock Market LLC listing standards. Our securities trading policy is included as Exhibit 19.1 in this Annual Report on Form 10-K.

## Item 11. Executive Compensation

The information required by this item is incorporated by reference to TaskUs's Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025.

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to TaskUs's Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025.

## Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to TaskUs's Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025.

## Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to TaskUs's Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025.

**Item 15. Exhibits and Financial Statement Schedules**

**(1) Financial Statements**

Our consolidated financial statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report.

**(2) Financial Statement Schedules**

All other schedules have been omitted because they are not required, not applicable, or the required information is otherwise included.

**(3) Exhibits**

The exhibits listed below are filed as part of this Annual Report and are incorporated herein by reference, in each case as indicated below.

### EXHIBIT INDEX

| Exhibit No. | Exhibit Description |
|---|---|
| 3.1 | Second Amended and Restated Certificate of Incorporation of TaskUs, Inc., dated as of June 10, 2021 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 15, 2021). |
| 3.2 | Certificate of Change of Registered Agent and Registered Office of the Company (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K filed on March 8, 2024). |
| 3.3 | Third Amended and Restated Bylaws of TaskUs, Inc., dated as of March 2, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on March 7, 2023). |
| 4.1 | Description of Company's Securities Registered pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed on March 8, 2024). |
| 10.1 | Amended and Restated Stockholders Agreement, dated as of June 15, 2021, by and among the Company and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 15, 2021). |
| 10.2 | Registration Rights Agreement, dated as of June 15, 2021, by and among the Company and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 15, 2021). |
| 10.3† | TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on June 15, 2021). |
| 10.4† | Amended and Restated 2019 TaskUs, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on June 15, 2021). |
| 10.5† | Form of Option Agreement (Founder's Award) under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1/A filed on May 6, 2021). |
| 10.6† | Founder Employment Agreement, dated as of June 2, 2015, by and between Bryce Maddock and TaskUs Holdings, Inc. (formerly known as TaskUs, Inc.) (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 filed on April 12, 2021). |
| 10.7 | Form of Indemnification Agreement (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1/A filed on May 6, 2021). |
| 10.8† | Executive Employment Agreement, dated as of August 5, 2021, by and between the Company and Jarrod Johnson (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q filed on August 11, 2021). |
| 10.9† | Executive Employment Agreement, dated as of August 5, 2021, by and between the Company and Balaji Sekar (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q filed on August 11, 2021). |
| 10.10† | Form of Restricted Stock Unit Agreement under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q filed on August 11, 2021). |
| 10.11† | Form of Option Agreement under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q filed on August 11, 2021). |

| 10.12 | Security Agreement, dated as of September 25, 2019, among the grantors party thereto and JPMorgan Chase Bank, N.A., as collateral agent (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 filed on April 12, 2021). |
|---|---|
| 10.13 | Support and Services Agreement, dated as of October 1, 2018, among TaskUs, Inc. (formerly known as TU TopCo, Inc.), TaskUs Holdings, Inc. (formerly known as TaskUs, Inc.), Blackstone Capital Partners VII L.P., Blackstone Capital Partners Asia L.P., and Blackstone Management Partners L.L.C. (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1 filed on April 12, 2021). |
| 10.14† | Form of Restricted Stock Unit Agreement under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2022). |
| 10.15† | Form of Option Agreement under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2022). |
| 10.16† | TaskUs, Inc. 2022 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 17, 2022). |
| 10.17† | Form of Restricted Stock Unit Agreement under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 9, 2022). |
| 10.18† | Form of Option Agreement under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on August 9, 2022). |
| 10.19 | Amended and Restated Credit Agreement, dated as of September 25, 2019 and as amended and restated on September 7, 2022, among TU MidCo, Inc., TU BidCo, Inc., the guarantors party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swing line lender and an L/C issuer, and the lenders and L/C issuers party thereto from time to time (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 8, 2022). |
| 10.20† | Form of Restricted Stock Unit Agreement under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K filed on March 6, 2023). |
| 10.21† | Form of Option Agreement under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K filed on March 6, 2023). |
| 10.22† | Amendment to Option Agreement (Founder's Award) under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K filed on March 6, 2023). |
| 10.23† | Form of Restricted Stock Unit Agreement under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K filed on March 8, 2024). |
| 10.24† | Performance Stock Unit Agreement (under TaskUs, Inc. 2021 Omnibus Incentive Plan), dated June 3, 2024, between the Company and Bryce Maddock (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 9, 2024). |
| 10.25† | Form of Performance Stock Unit Agreement under TaskUs, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K filed on March 6, 2025). |
| 10.26†* | Offer of Employment, dated as of November 13, 2020, by and between the Company and Stephan Daoust. |
| 19.1 | TaskUs, Inc. Securities Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K filed on March 8, 2024). |
| 21.1* | Subsidiaries of the Registrant. |
| 23.1* | Consent of KPMG LLP. |
| 31.1* | Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2* | Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1** | Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2** | Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 97.1 | Incentive Compensation Clawback Policy, dated as of September 6, 2023 (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on March 8, 2024). |
| 101.INS | XBRL Instance Document– the instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document |

| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document |
|---------|------------------------------------------------------------|
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) |

_____

\*      Filed herewith.
\*\*     Furnished herewith.
†      Management contract or compensatory plan or arrangement in which directors and/or executive officers are eligible to participate.

The agreements and other documents filed as exhibits to this Annual Report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose.  In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

**Item 16. Form 10-K Summary**

None.

# SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report  to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2026


TASKUS, INC.

By: /s/ Bryce Maddock

Name: Bryce Maddock

Title:   Chief Executive Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
| --- | --- | --- |
| /s/ Bryce Maddock<br>Bryce Maddock | Chief Executive Officer and Chairperson<br>(principal executive officer) | March 5, 2026 |
| /s/ Jaspar Weir<br>Jaspar Weir | President and Director | March 5, 2026 |
| /s/ Balaji Sekar<br>Balaji Sekar | Chief Financial Officer<br>(principal financial officer and principal accounting officer) | March 5, 2026 |
| /s/ Amit Dixit<br>Amit Dixit | Director | March 5, 2026 |
| /s/ Michelle Gonzalez<br>Michelle Gonzalez | Director | March 5, 2026 |
| /s/ Jill A. Greenthal<br>Jill A. Greenthal | Director | March 5, 2026 |
| /s/ Susir Kumar<br>Susir Kumar | Director | March 5, 2026 |
| /s/ Mukesh Mehta<br>Mukesh Mehta | Director | March 5, 2026 |
| /s/ Jacqueline D. Reses<br>Jacqueline D. Reses | Director | March 5, 2026 |
| /s/ Kelly Tuminelli<br>Kelly Tuminelli | Director | March 5, 2026 |

## Board of Directors

**Bryce Maddock**
Chairman, CEO and
Co-Founder, TaskUs, Inc.

**Jaspar Weir**
President and Co-Founder,
TaskUs, Inc.

**Amit Dixit**
Senior Managing Director,
Blackstone Inc.

**Michelle Gonzalez**
Corporate Vice President,
M12 (Microsoft)

**Jill Greenthal**
Former Senior Managing
Director, Blackstone Inc.

**Susir Kumar**
Chair, VFS Global

**Mukesh Mehta**
Senior Managing
Director, Blackstone Inc.

**Jacqueline Reses**
Chair and CEO, Lead Bank

**Kelly Tuminelli**
Former CFO, TriNet

**TaskUs, Inc. IR@taskus.com**

## Executive Officers

**Bryce Maddock**
Chief Executive Officer

**Jaspar Weir**
President

**Trent Thrash**
Interim Chief Financial Officer

**Jarrod Johnson**
Chief Customer Officer

**Stephan Daoust**
Chief Operating Officer

**Claudia Walsh**
General Counsel and
Corporate Secretary

## Form 10-K Report

A copy of our Form 10-K
for fiscal year 2025 filed with
the Securities and Exchange
Commission is available at no
charge by contacting Investor
Relations or on our website at
**https://ir.taskus.com/**

## Transfer Agent

Broadridge Corporate Issuer
Solutions, Inc.

## Common Stock

TaskUs, Inc. Class A Common
Stock is listed on the Nasdaq
Global Select Market under
the symbol "TASK"

